Filed Pursuant to Rule 424(b)(3)

Registration No. 333-182517

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

The boards of directors of Berkshire Hills Bancorp, Inc. (“BHLB”) and Beacon Federal Bancorp, Inc. (“Beacon”) have agreed to a merger of our companies.  If the merger is completed, each share of Beacon common stock, par value $0.01 per share, will be converted into the right to receive either 0.92 of a share of BHLB common stock, par value $0.01 per share, or $20.50 in cash, or a combination of BHLB common stock and cash, subject to 50% of Beacon’s common stock being exchanged for BHLB’s common stock and 50% of Beacon’s common stock being exchanged for cash.  BHLB’s shareholders will continue to own their existing shares.  After completion of the merger, we expect that current BHLB shareholders will own approximately 89% of the combined company and Beacon shareholders will own approximately 11% of the combined company based on the shares outstanding as of May 31, 2012.  BHLB common stock is listed on the NASDAQ Global Select Market under the symbol “BHLB.”  Beacon common stock is listed on the NASDAQ Global Market under the symbol “BFED.” On August 6, 2012, the closing price of BHLB common stock was $22.51 and the closing price of Beacon common stock was $20.25.  BHLB is offering approximately 2,852,000 shares of its common stock to Beacon shareholders.

We expect the merger to generally be tax-free for federal income tax purposes to holders of Beacon common stock to the extent they receive BHLB common stock.  Any cash consideration received will be taxable to Beacon shareholders.

We cannot complete the merger unless we obtain the necessary regulatory approvals and unless the shareholders of Beacon approve the merger agreement.  Beacon is asking its shareholders to consider and vote on this merger proposal at its special meeting of shareholders in addition to considering and voting on a proposal to approve, by a non-binding, advisory vote, certain compensation arrangements for Beacon’s named executive officers in connection with the merger and a proposal to adjourn the special meeting, if necessary, in order to solicit additional proxies to vote in favor of the merger agreement. Whether or not you plan to attend the Beacon shareholder’s meeting, please take the time to vote by completing and mailing the enclosed proxy card in accordance with the instructions.  If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote “FOR” the merger and the transactions contemplated by the merger agreement, the proposal regarding certain merger-related executive compensation arrangements and an adjournment of the special meeting, if necessary.  If you do not return your proxy card, or if you do not instruct your broker how to vote any shares held for you in “street name,” the effect will be a vote against the merger agreement.  Beacon shareholders do not have dissenters’ rights under its articles of incorporation.

Beacon’s board of directors has unanimously determined that the merger is advisable, fair to, and in the best interests of Beacon and its shareholders and recommends that you vote “FOR” the approval of the merger agreement, the proposal regarding certain merger-related executive compensation arrangements and the adjournment of the special meeting, if necessary, in order to solicit additional proxies to vote in favor of the merger agreement.

The place, date and time of the Beacon shareholders’ meeting is as follows:

Beacon Federal Bancorp, Inc.

6611 Manlius Center Road

East Syracuse, New York 13057

September 20, 2012, 10:30 a.m.

This document contains a more complete description of the Beacon shareholders’ meeting and the terms of the merger.  We urge you to review this entire document carefully, including the “Risk Factors” beginning on page 11 for a discussion of the risks related to the proposed merger.  You may also obtain information about BHLB and Beacon from documents both companies have filed with the Securities and Exchange Commission.

Ross J. Prossner
President and Chief Executive Officer
Beacon Federal Bancorp, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate.  Any representation to the contrary is a criminal offense.

The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Proxy Statement/Prospectus dated August 6, 2012

and first mailed to shareholders on or about August 16, 2012

This document incorporates important business and financial information about BHLB and Beacon from documents filed with the Securities and Exchange Commission that have not been included in or delivered with this document. You may read and copy these documents at the Securities and Exchange Commission’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available at the Internet site the SEC maintains at http://www.sec.gov.  See “Where You Can Find More Information” on page 77.

You also may request copies of these documents from BHLB and Beacon.  BHLB and Beacon will provide you with copies of these documents, without charge, upon written or oral request to:

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

Attention: Investor Relations Department

Telephone: (413) 236-3239

Beacon Federal Bancorp, Inc.

6611 Manlius Center Road

East Syracuse, New York 13057

Attn:  Darren T. Crossett

Telephone:  (315) 433-0111

If you are a Beacon shareholder and would like to request documents from BHLB or Beacon, please do so by September 13, 2012 to receive them before the Beacon shareholders’ meeting.

BEACON FEDERAL BANCORP, INC.
6611 Manlius Center Road
East Syracuse, New York 13057

Notice of Special Meeting of Shareholders
to be held September 20, 2012

A special meeting of shareholders of Beacon Federal Bancorp, Inc. will be held at 10:30 a.m., local time, on September 20, 2012 at 6611 Manlius Center Road, East Syracuse, New York 13057.  Any adjournments or postponements of the special meeting will be held at the same location.

At the special meeting, you will be asked to:

1.                                    Consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of May 31, 2012, by and between Berkshire Hills Bancorp, Inc. and Beacon Federal Bancorp, Inc.  A copy of the merger agreement is included as Annex A to the accompanying proxy statement/prospectus;

2.                                    Consider and vote upon a proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Beacon Federal Bancorp, Inc.’s named executive officers in connection with the merger;

3.                                    Consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement; and

4.                                    Transact such other business as may be properly presented at the special meeting and any adjournments or postponements of the special meeting.

The enclosed proxy statement/prospectus describes the merger agreement and the proposed merger in detail.  We urge you to read these materials carefully.  The enclosed proxy statement/prospectus forms a part of this notice.

The board of directors of Beacon Federal Bancorp, Inc. unanimously recommends that Beacon Federal Bancorp, Inc. shareholders vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to approve, by non-binding advisory vote, certain compensation arrangements for Beacon Federal Bancorp, Inc.’s named executive officers in connection with the merger and “FOR” the proposal to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of the merger agreement.

The board of directors of Beacon Federal Bancorp, Inc. has fixed the close of business on August 3, 2012 as the record date for determining the shareholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

Your vote is very important.  Your proxy is being solicited by Beacon Federal Bancorp, Inc. board of directors. The proposal to approve the merger agreement must be approved by the affirmative vote of holders of at least a majority of the outstanding shares of Beacon Federal Bancorp, Inc. common stock entitled to vote in order for the proposed merger to be consummated. Whether or not you plan to attend the special meeting in person, we urge you to complete and mail the enclosed proxy card, in the accompanying envelope, which requires no postage if mailed in the United States. You may revoke your proxy at any time before the special meeting. If you attend the special meeting and vote in person, your proxy vote will not be used.

Beacon Federal Bancorp, Inc. shareholders do not have dissenters’ rights under Beacon’s articles of incorporation.  See “Questions and Answers About the Merger and the Special Meeting” on page 1 and “No Dissenters’ Rights” on page 36.

By Order of the Board of Directors

Darren T. Crossett
Corporate Secretary

East Syracuse, New York

August 16, 2012

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

Q:               What am I being asked to vote on? What is the proposed transaction?

A:               You are being asked to vote on the approval of a merger agreement that provides for the acquisition of Beacon Federal Bancorp, Inc. (“Beacon”) by Berkshire Hills Bancorp, Inc. (“BHLB”) and the merger of Beacon’s banking subsidiary Beacon Federal into BHLB’s banking subsidiary, Berkshire Bank.  A copy of the merger agreement is provided as Annex A to this document.  The Beacon board of directors has determined that the proposed merger is advisable and in the best interests of its shareholders, has unanimously approved the merger agreement and recommends that its shareholders vote “FOR” the approval of the merger agreement.

Q:               What will Beacon shareholders be entitled to receive in the merger?

A:               Under the merger agreement, at the election of each Beacon shareholder, each share of Beacon common stock will be exchanged for either 0.92 of a share of BHLB common stock (the “Exchange Ratio”) or $20.50 in cash.  Each Beacon shareholder may elect either of these options or each Beacon shareholder may elect to exchange some of his or her Beacon shares for cash and some of his or her Beacon shares for BHLB shares.

Elections will be limited by, among other things, a requirement that 50% of the total number of outstanding shares of Beacon common stock be exchanged for BHLB common stock.  Therefore, the form of consideration received will depend in part on the elections of other Beacon shareholders.

BHLB will not issue fractional shares in the merger.  Instead, each Beacon shareholder will receive a cash payment, without interest, for the value of any fraction of a share of BHLB common stock that such shareholder would otherwise be entitled to receive.  See “Description of the Merger—Consideration to be Received in the Merger” on page 47 and “Description of Berkshire Hills Bancorp, Inc. Capital Stock” on page 64.

Q:               What dividends will be paid after the merger?

A:               BHLB currently pays a quarterly dividend of $0.17 per share.  Although BHLB has paid quarterly dividends on its common stock without interruption since November 2000, there is no guarantee that BHLB will continue to pay dividends on its common stock.  All dividends on BHLB common stock are declared at the discretion of the BHLB board of directors.

Q:               How does a Beacon shareholder elect to receive cash, stock or a combination of both for his or her Beacon stock?

A:               For each registered Beacon shareholder, a form for making an election will be provided under separate cover.  For the election to be effective, the properly completed election form, along with the Beacon stock certificates or an appropriate guarantee of delivery, must be sent to and received by Registrar and Transfer Company, the exchange agent, on or before 5:00 p.m., Eastern time, on the date specified on the election form.  The election form should not be sent together with your proxy card.  Instead, use the separate envelope specifically provided for the election form and your stock certificates.  If a timely and properly completed election is not made, you will be allocated BHLB common stock and/or cash depending on your election and the elections made by other shareholders.

If the shares you own are held in “street name” by a bank or brokerage firm, your bank or brokerage firm, as the record holder of your shares, is required to provide you with an election form.  In order to make an election for your shares held in “street name,” you will need to follow the instructions your bank or brokerage firm provides to you.

Q:               How does a Beacon shareholder exchange his or her stock certificates?

A:               If an election is made, the Beacon stock certificates or an appropriate guarantee of delivery must be returned with the election form.  Shortly after the merger, the exchange agent will allocate cash and BHLB common stock among Beacon shareholders, consistent with their elections and the allocation and proration procedures in the merger agreement.  If a Beacon shareholder does not submit an election form, BHLB’s exchange agent will send instructions on how and where to surrender the Beacon stock certificates after the merger is completed.  Please do not send Beacon stock certificates with the proxy card.

Q:               What are the tax consequences of the merger to Beacon shareholders?

A:               The tax consequence of the merger to Beacon shareholders will depend on whether only cash, only BHLB common stock, or a combination of cash and BHLB common stock is received in exchange for shares of Beacon common stock.  If shares are exchanged solely for BHLB common stock, no gain or loss should be recognized except with respect to the cash received instead of any fractional share of BHLB common stock.  If shares are exchanged solely for cash, a gain or loss should be recognized on the exchange.  If shares were exchanged for a combination of BHLB common stock and cash, a gain should be recognized equal to the lesser of the cash received or the gain realized in the merger (that is, the fair market value of the BHLB common stock received, plus the cash received, and minus the Beacon shareholder’s basis in the shareholder’s Beacon common stock).  No loss should be recognized.  See “Description of the Merger—Material Tax Consequences of the Merger” on page 50.

Because the allocations of cash and BHLB common stock received will depend on the elections of other Beacon shareholders, the actual tax consequences of the merger will not be known until the allocations are completed.

Q:               Are Beacon shareholders entitled to dissenters’ rights?

A:               No.  As permitted by Maryland law, the Beacon articles of incorporation provide that the holders of Beacon common stock are not entitled to exercise the rights of an objecting shareholder.

Q:               Why do Beacon and BHLB want to merge?

A:               Beacon believes that the proposed merger will provide Beacon shareholders with substantial benefits, and BHLB believes that the merger will further its strategic growth plans.  As a larger company, BHLB can provide the capital and resources that Beacon needs to compete more effectively and to offer a broader array of products and services to better serve its banking customers. To review the reasons for the merger in more detail, see “Description of the Merger—Beacon’s Reasons for the Merger” on page 36.

Q:               What vote is required to approve the merger agreement?

A:               Holders of at least a majority of the outstanding shares of Beacon common stock entitled to vote must vote in favor of the proposal to approve the merger agreement.

Q:                Why are Beacon shareholders being asked to approve, on a non-binding advisory basis, certain merger-related executive compensation arrangements?

A:                 The SEC has recently adopted new rules that require Beacon to seek a non-binding advisory vote with respect to certain payments that may be made to Beacon’s named executive officers in connection with the merger.

Q:                What will happen if Beacon shareholders do not approve certain merger-related executive compensation arrangements at the special meeting?

A:                 Approval of merger-related executive compensation arrangements, payable under existing agreements, that certain Beacon named executive officers may receive in connection with the merger is not a condition to completion of the merger. The vote with respect to the merger-related executive compensation arrangements is an advisory vote and will not be binding on Beacon. Therefore, if the merger agreement is approved by Beacon’s shareholders the merger-related executive compensation arrangements may still be paid to the Beacon named executive officers if and to the extent required or allowed under applicable law.

Q:               When and where is the Beacon special meeting?

A:               The special meeting of Beacon shareholders is scheduled to take place at 6611 Manlius Center Road, East Syracuse, New York 13057 at 10:30 a.m., local time, on September 20, 2012.

Q:                Who is entitled to vote at the Beacon special meeting?

A:                Holders of shares of Beacon common stock at the close of business on August 3, 2012, which is the record date, are entitled to vote on the proposal to adopt the merger agreement and the other proposals in this proxy statement/prospectus. As of the record date, 6,203,900 shares of Beacon common stock were outstanding and entitled to vote.

Q:               If I plan to attend the Beacon special meeting in person, should I still return my proxy?

A:               Yes. Whether or not you plan to attend the Beacon special meeting, you should complete and return the enclosed proxy card.  The failure of a Beacon shareholder to vote in person or by proxy will have the same effect as a vote “AGAINST” the merger agreement.

Q:               What do I need to do now to vote my shares of Beacon common stock?

A:               After you have carefully read and considered the information contained in this proxy statement/prospectus, please complete, sign, date and mail your proxy card in the enclosed return envelope as soon as possible. This will enable your shares to be represented at the special meeting. You may also vote in person at the special meeting.  If you do not return a properly executed proxy card and do not vote at the special meeting, this will have the same effect as a vote against the merger agreement. If you sign, date and send in your proxy card, but you do not indicate how you want to vote, your proxy will be voted in favor of adoption of the merger agreement, the proposal regarding certain merger-related executive compensation arrangements and an adjournment of the special meeting, if necessary. You may change your vote or revoke your proxy before the special meeting by filing with the Corporate Secretary of Beacon a duly executed revocation of proxy, submitting a new proxy card with a later date, or voting in person at the special meeting.

Q:               If my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:               No.  Your broker will not be able to vote your shares of Beacon common stock on the proposal to adopt the merger agreement unless you provide instructions on how to vote.  Please instruct your broker how to vote your shares, following the directions that your broker provides.  If you do not provide instructions to your broker on the proposal to approve the merger agreement, the proposal regarding certain merger-related executive compensation arrangements or the proposal regarding adjournment, your shares will not be voted, and this will have the effect of voting against the merger agreement, the proposal regarding certain merger-related executive compensation arrangements and the proposal regarding adjournment.  Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:           When is the merger expected to be completed?

A:               We will try to complete the merger as soon as possible.  Before that happens, the merger agreement must be approved by Beacon shareholders and we must obtain the necessary regulatory approvals. Assuming holders of at least a majority of the outstanding shares of Beacon common stock vote in favor of the merger agreement and we obtain the other necessary approvals, we expect to complete the merger in the fourth calendar quarter of 2012.

Q:               Is completion of the merger subject to any conditions besides shareholder approval?

A:               Yes. The transaction must receive the required regulatory approvals, and there are other customary closing conditions that must be satisfied.  To review the conditions of the merger in more detail, see “Description of the Merger—Conditions to Completing the Merger” on page 57.

Q:               Who can answer my other questions?

A:               If you have more questions about the merger, or how to submit your proxy or if you need additional copies of this proxy statement/prospectus or the enclosed proxy form, Beacon shareholders should contact its proxy solicitor:

Phoenix Advisory Partners, LLC

110 Wall Street, 27th Floor

New York, New York 10005

(877) 478-5038

Banks and brokers should call:

(212) 493-3910

SUMMARY

This summary highlights selected information in this proxy statement/prospectus and may not contain all of the information important to you. To understand the merger more fully, you should read this entire document carefully, including the documents attached to this proxy statement/prospectus.

The Companies

Berkshire Hills Bancorp, Inc.
24 North Street

Pittsfield, Massachusetts 01201

(413) 443-5601

Berkshire Hills Bancorp, Inc., a Delaware corporation, is a savings and loan holding company headquartered in Pittsfield, Massachusetts that was incorporated and commenced operations in 2000.  BHLB’s common stock is listed on The NASDAQ Global Select Market under the symbol “BHLB.”  BHLB conducts its operations primarily through Berkshire Bank, a Massachusetts chartered savings bank with 68 full service branch offices in Massachusetts, Connecticut, New York and Vermont.  Berkshire Bank, America’s Most Exciting Bank(SM) is one of Massachusetts’ oldest and largest independent banks and is the largest banking institution based in Western Massachusetts.  Berkshire Bank provides personal and business banking, insurance, and wealth management services.  Berkshire Bank provides 100% deposit insurance protection for all deposit accounts, regardless of amount, based on a combination of FDIC insurance and the Depositors Insurance Fund (“DIF”).  BHLB is also the holding company for Berkshire Insurance Group, an insurance agency in Western Massachusetts.  At March 31, 2012, BHLB had total assets of $4.0 billion, total deposits of $3.2 billion and total shareholders’ equity of $556.8 million.  On April 20, 2012, BHLB completed its acquisition of The Connecticut Bank and Trust Company, a $280.0 million bank with eight banking offices in the greater Hartford, Connecticut area.

Beacon Federal Bancorp, Inc.

6611 Manlius Center Road

East Syracuse, New York 13057

(315) 336-7300

Beacon Federal Bancorp, Inc., a Maryland corporation, is the holding company for Beacon Federal, a federally chartered savings association that converted to a stock savings association in connection with its initial public offering of common stock in October 2007.  Beacon Federal offers banking and related financial services to both individual and commercial customers.  Beacon Federal is headquartered in East Syracuse, New York and operates from six other full-service offices in East Syracuse, Marcy and Rome, New York, Smartt and Smyrna, Tennessee, and Chelmsford, Massachusetts.

At March 31, 2012, Beacon had total assets of $1.0 billion, total deposits of $677.3 million and total shareholders’ equity at $113.9 million.

Beacon’s executive offices are located at 6611 Manlius Center Road, East Syracuse, New York 13057.  Its telephone number at this address is (315) 433-0111.

Special Meeting of Beacon Shareholders; Required Vote (page 34)

A special meeting of Beacon shareholders is scheduled to be held at 6611 Manlius Center Road, East Syracuse, New York 13057 at 10:30 a.m., local time, on September 20, 2012.  At the special meeting, you will be asked to vote on a proposal to approve the merger agreement between Beacon and BHLB and a proposal regarding certain merger-related executive compensation arrangements.  You may also be asked to vote to adjourn the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.

Only Beacon shareholders of record as of the close of business on August 3, 2012 are entitled to notice of, and to vote at, the Beacon special meeting and any adjournments or postponements of the meeting.

Approval of the merger agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of Beacon common stock entitled to vote.  Approval of the non-binding proposal regarding certain merger-related executive compensation arrangements requires the affirmative vote of a majority of the votes cast on the matter.  As of the record date, there were 6,203,900 shares of Beacon common stock outstanding.  The directors and executive officers of Beacon, as a group, beneficially owned 440,512 shares of Beacon common stock (not including shares that may be acquired upon the exercise of stock options), representing 7.1% of the outstanding shares of Beacon common stock as of the record date and have agreed to vote their shares in favor of the merger at the special meeting.

The Merger and the Merger Agreement (page 36)

BHLB’s acquisition of Beacon is governed by a merger agreement.  The merger agreement provides that, if all of the conditions are satisfied or waived, Beacon will be merged with and into BHLB, with BHLB as the surviving entity.  Additionally, Beacon Federal will be merged with and into Berkshire Bank, with Berkshire Bank as the surviving entity.  We encourage you to read the merger agreement, which is included as Annex A to this proxy statement/prospectus.

What Beacon Shareholders Will Receive in the Consideration to be Received in the Merger (page 47)

Under the merger agreement, at your election, each share of Beacon common stock you own will be exchanged for either 0.92 of a share of BHLB common stock, $20.50 in cash, or a combination of cash and BHLB common stock, subject to 50% of the aggregate merger consideration being exchanged for BHLB common stock.

Comparative Market Prices (page 33)

The following table shows the closing price per share of BHLB common stock and the equivalent price per share of Beacon common stock, giving effect to the merger, on May 30, 2012, which is the last day on which shares of BHLB common stock traded preceding the public announcement of the proposed merger, and on August 6, 2012, the most recent practicable date prior to the mailing of this proxy statement/prospectus.  The equivalent price per share of Beacon common stock was computed by multiplying the price of a share of BHLB common stock by the 0.92 exchange ratio and does not include the value of any cash received by a Beacon shareholder.  Shareholders who elect to receive cash consideration in the merger will receive $20.50 for each share of Beacon common stock that they hold, subject to the allocation and proration provisions of the merger agreement.  See “Description of the Merger—Consideration to be Received in the Merger” on page 47.

	BHLB Common Stock	Beacon Common Stock	Equivalent Price Per Share of Beacon Common Stock

May 30, 2012	$21.96	$13.67	$20.20
August 6, 2012	$22.51	$20.25	$20.71

Recommendation of Beacon’s Board of Directors (page 36)

The Beacon board of directors has unanimously approved the merger agreement and the proposed merger. The Beacon board believes that the merger agreement, including the merger contemplated by the merger agreement, is fair to, and in the best interests of, Beacon and its shareholders, and therefore unanimously recommends that Beacon shareholders vote “FOR” the proposal to approve the merger agreement.  In reaching this decision, Beacon’s board of directors considered a variety of factors, which are described in the section captioned “Description of the Merger—Beacon’s Reasons for the Merger” beginning on page 39.

The Beacon board of directors unanimously recommends that Beacon shareholders vote “FOR” approval of the non-binding proposal regarding certain merger-related executive compensation arrangements and “FOR” the proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement.

Opinion of Beacon’s Financial Advisor (page 40)

In deciding to approve the merger, one of the factors considered by Beacon’s board of directors was the opinion of Keefe, Bruyette & Woods, Inc., (“KBW”) which served as financial advisor to Beacon’s board of directors.  KBW delivered its written opinion on May 31, 2012, that the merger consideration is fair to the holders of Beacon common stock from a financial point of view.  The full text of this opinion is included as Annex B to the proxy statement/prospectus.  You should read the opinion carefully to understand the procedures followed, assumptions made, matters considered and limitations of the review conducted by KBW.  Beacon has agreed to pay KBW a fee equal to $200,000 plus 1.00% of the aggregate consideration offered in exchange for the outstanding shares of common stock or assets of Beacon in the merger.  KBW has received a fee of $200,000 for the rendering of its fairness opinion, which fee shall be credited against the fee referenced above if the merger is completed.

Regulatory Matters Relating to the Merger (page 53)

Under the terms of the merger agreement, the merger cannot be completed unless it is first approved by the Massachusetts Division of Banks, the Massachusetts Board of Bank Incorporation and the Federal Deposit Insurance Corporation.  BHLB filed the required applications in July, 2012.  As of the date of this document, BHLB has not received any approvals from those regulators.  While BHLB does not know of any reason why it would not be able to obtain approval in a timely manner, BHLB cannot be certain when or if it will receive regulatory approval.

Conditions to Completing the Merger (page 57)

The completion of the merger is subject to the fulfillment of a number of conditions, including:

•                  approval of the merger agreement at the special meeting by at least a majority of the outstanding shares of Beacon common stock entitled to vote;

•                  approval of the transaction by the appropriate regulatory authorities;

•                  receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•                  the accuracy of representations and warranties made on the date of the merger agreement;

•                  no material adverse effect on either party has occurred; and

•                  such other conditions customary to merger transactions.

Terminating the Merger Agreement (page 63)

The merger agreement may be terminated by mutual consent of BHLB and Beacon at any time prior to the completion of the merger.  Additionally, subject to conditions and circumstances described in the merger agreement, either BHLB or Beacon may terminate the merger agreement if, among other things, any of the following occur:

•                  the merger has not been consummated by May 31, 2013;

•                  Beacon shareholders do not approve the merger agreement at the Beacon special meeting;

•                  a required regulatory approval is denied or a governmental authority enjoins or prohibits the merger; or

•                  there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement, which cannot be cured, or has not been cured within 30 days after the giving of written notice to such party of such breach.

BHLB may also terminate the merger agreement if Beacon has received a Superior Proposal and Beacon has entered into an acquisition agreement with respect to such Superior Proposal or if the board of directors of Beacon does not recommend approval of the merger in the proxy statement/prospectus or withdraws or revises its recommendation in a manner adverse to BHLB.

Additionally, Beacon may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective if both of the following conditions are satisfied:

•                  the average of the daily closing price of BHLB common stock for the twenty consecutive trading days preceding the Determination Date (“BHLB Market Value”) is less than $17.82; and

•                  the number obtained by dividing the BHLB Market Value by $22.28 on the Determination Date is less than the number obtained by dividing (i) the weighted average of the daily closing prices for the ten consecutive trading days immediately preceding the Determination Date of the bank index included in the merger agreement (the “Final Index Price”) by (ii) the weighted average closing price of the bank index included in the merger agreement on the last trading date immediately preceding the public announcement of the entry into the merger agreement (the “Initial Index Price”), minus 0.20.

If Beacon elects to terminate the merger agreement under this provision, BHLB may elect to adjust the exchange ratio to an amount that would not make termination under this event possible, in which case no termination would occur.

Termination Fee (page 64)

Under certain circumstances described in the merger agreement, BHLB may demand from Beacon a $5.28 million termination fee in connection with the termination of the merger agreement.  See “Description of the Merger—Termination Fee” on page 64 for a list of the circumstances under which a termination fee is payable.

Interests of Certain Persons in the Merger that are Different from Yours (page 54)

In considering the recommendation of the board of directors of Beacon to adopt the merger agreement, you should be aware that officers and directors of Beacon have employment and other compensation agreements or economic interests that give them interests in the merger that are somewhat different from, or in addition to, their interests as Beacon shareholders. These interests and agreements provide for cash severance payments in the aggregate amount of up to approximately $3.3 million.  Some of the interests of the officers and directors include:

•             Employment agreements for Ross J. Prossner, President and Chief Executive Officer of Beacon, Darren T. Crossett, Senior Vice President of Beacon, J. David Hammond, Senior Vice President and Chief Lending Officer of Beacon, and one other officer that provide for cash severance payments upon the occurrence of a change in control;

•             Change in control agreements with six officers of Beacon that provide for cash severance payments and continued health insurance in connection with a termination of employment without cause or for good reason following a change in control;

•             Supplemental Executive Retirement Plan for Ross J. Prossner that provides for a fully vested benefit in connection with a termination of employment without cause or for good reason.  The plan provides for the same benefit absent a change in control;

•             Interests under an Excess Benefit Plan for Messrs. Prossner, Crossett and Hammond, which will be terminated in connection with a change in control, with the benefits paid to the participants in a lump sum;

•             Beacon has made awards of stock options and/or restricted stock to certain officers under its equity incentive plan.  As a result of the merger, each stock option will be assumed by BHLB and each share of such restricted stock will be exchanged for shares of BHLB common stock subject to the same restrictions, unless the Beacon equity incentive plan provides for acceleration of vesting or lapse of restrictions as a result of the merger.  The number of stock options, restricted stock awards and the exercise price of the stock options will be adjusted for the Exchange Ratio.

•             One person who is a director of Beacon, as determined by BHLB and Berkshire Bank, shall be appointed and elected to the BHLB and Berkshire Bank boards of directors;

•             The board members of Beacon who do not join the boards of BHLB or Berkshire Bank shall be appointed to a currently existing advisory board of Berkshire Bank.  Each member of the advisory board shall receive compensation as set by the board of directors of Berkshire Bank from time to time.  Berkshire Bank shall consider the composition, compensation and need for the advisory board after the completion of a one-year term by the joining Beacon directors; and

•             Rights of Beacon officers and directors to continued indemnification coverage and continued coverage under directors’ and officers’ liability insurance policies.

Approval of the Non-Binding Proposal Regarding Certain Merger-Related Executive Compensation Arrangements Requires the Affirmative Vote of the Holders of a Majority of the Outstanding Shares of Beacon Common Stock Cast (Page 75)

Approval of the non-binding proposal regarding certain merger-related executive compensation arrangements requires the affirmative vote of a majority of the votes cast on the matter. Shareholders should note that the non-binding proposal regarding certain merger-related executive compensation arrangements is merely an advisory vote which will not be binding on Beacon, Beacon’s Board of Directors, or BHLB.  Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to shareholder approval.  Accordingly, regardless of the outcome of the non-binding, advisory vote, if the merger is consummated, Beacon’s named executive officers will be eligible to receive the various payments and benefits in accordance with the terms and conditions applicable to those arrangements.

Accounting Treatment of the Merger (page 49)

The merger will be accounted for in accordance with accounting standards for business combinations in accordance with U.S. generally accepted accounting principles.

Comparison of Rights of Shareholders (page 67)

When the merger is completed, Beacon shareholders who are to receive shares of BHLB will become BHLB shareholders and their rights will be governed by Delaware law and by BHLB’s certificate of incorporation and bylaws. See “Comparison of Rights of Shareholders” beginning on page 67 for a summary of the material differences between the respective rights of Beacon and BHLB shareholders.

No Dissenters’ Rights (page 36)

Beacon shareholders do not have dissenters’ rights under Maryland law since the Beacon articles of incorporation provide that the holders of Beacon common stock are not entitled to exercise the rights of an objecting stockholder.  See “No Dissenters’ Rights” on page 36.

Material Tax Consequences of the Merger (page 50)

The federal tax consequences of the merger to shareholders of Beacon will depend primarily on whether they exchange their Beacon common stock solely for BHLB common stock, solely for cash or for a combination of BHLB common stock and cash.  Beacon shareholders who exchange their shares solely for BHLB common stock should not recognize a gain or loss except with respect to the cash they receive instead of a fractional share BHLB common stock.  Beacon shareholders who exchange their shares solely for cash should recognize a gain or loss on the exchange.  Beacon shareholders who exchange their shares for a combination of BHLB common stock and cash should recognize a gain, but not any loss, on the exchange.  The actual federal income tax consequences to Beacon shareholders of electing to receive cash, BHLB common stock or a combination of cash and stock will not be ascertainable at the time Beacon shareholders make their election because it will not be known at that time how, or to what extent, the allocation and proration procedures will apply.

This tax treatment may not apply to all Beacon shareholders.  Determining the actual tax consequences of the merger to Beacon shareholders can be complicated.  Beacon shareholders should consult their own tax advisor for a full understanding of the merger’s tax consequences that are particular to each shareholder.

To review the tax consequences of the merger to Beacon shareholders in greater detail, please see the section “Description of the Merger—Material Tax Consequences of the Merger” beginning on page 50.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should consider carefully the risk factors described below, in deciding how to vote. You should keep these risk factors in mind when you read forward-looking statements in this document.  Please refer to the section of this proxy statement/prospectus titled “Caution About Forward-Looking Statements” beginning on page 14.

Beacon shareholders may receive a form of consideration different from what they elect.

The consideration to be received by Beacon shareholders in the merger is subject to the requirement that 50% of the shares of Beacon common stock be exchanged for BHLB common stock and the remaining 50% be exchanged for cash.  The merger agreement contains proration and allocation methods to achieve this desired result.  If you elect all cash and the available cash is oversubscribed, then you will receive a portion of the merger consideration in BHLB common stock.  If you elect all stock and the available stock is oversubscribed, then you will receive a portion of the merger consideration in cash.

The price of BHLB common stock might decrease after the merger.

Following the merger, many holders of Beacon common stock will become shareholders of BHLB.  BHLB common stock could decline in value after the merger. For example, during the twelve-month period ending on August 6, 2012 (the most recent practicable date before the printing of this proxy statement/prospectus), the price of BHLB common stock varied from a low of $17.11 to a high of $24.49 and ended that period at $22.51.  The market value of BHLB common stock fluctuates based upon general market economic conditions, BHLB’s business and prospects and other factors.

BHLB may be unable to successfully integrate Beacon’s operations and retain Beacon’s employees.

The merger involves the integration of two companies that have previously operated independently. The difficulties of combining the operations of the two companies include:

•                  integrating personnel with diverse business backgrounds;

•                  combining different corporate cultures; and

•                  retaining key employees.

The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the business and the loss of key personnel. The integration of the two companies will require the experience and expertise of certain key employees of Beacon who are expected to be retained by BHLB.  BHLB may not be successful in retaining these employees for the time period necessary to successfully integrate Beacon’s operations with those of BHLB.  The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business and results of operation of BHLB following the merger.

The termination fee and the restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Beacon.

Until the completion of the merger, with some exceptions, Beacon is prohibited from soliciting, initiating, encouraging or participating in any discussion of or otherwise considering any inquiries or proposals that may lead to an acquisition proposal, such as a merger or other business combination transaction, with any person other than BHLB.  In addition, Beacon has agreed to pay a termination fee to BHLB in specified circumstances. These provisions could discourage other companies from trying to acquire Beacon even though those other companies might be willing to offer greater value to Beacon’s shareholders than BHLB has offered in the merger. The payment of the termination fee could also have a material adverse effect on Beacon’s financial condition.

Certain of Beacon’s officers and directors have interests that are different from, or in addition to, interests of Beacon’s shareholders generally.

You should be aware that the directors and officers of Beacon have interests in the merger that are different from, or in addition to, the interests of Beacon shareholders generally.  These include: severance payments that certain officers may receive under existing employment agreements; possible accelerated vesting of stock options; provisions in the merger agreement relating to indemnification of directors and officers and insurance for directors and officers of Beacon for events occurring before the merger; the appointment of one Beacon board member to the boards of BHLB and Berkshire Bank; and the appointment of Beacon board members to the BHLB advisory board of directors.  For a more detailed discussion of these interests, see “Description of the Merger—Interests of Certain Persons in the Merger that are Different from Yours” beginning on page 54.

If you are a Beacon shareholder and you make a valid cash or stock election, you will not be able to sell your shares during certain times.

If you are a Beacon shareholder of record as of the record date for the special meeting, hold your shares in certificated form and want to make a valid cash or stock election, you will have to deliver a properly completed and signed form of election and your stock certificates to the exchange agent. For further details on the determination of the election deadline, see “Description of the Merger—Election Procedures; Surrender of Stock Certificates” on page 48. The election deadline will be the later of the day of the Beacon special meeting and the date the parties believe to be as near as practicable to five business days before the completion of the merger. You will not be able to sell any certificated shares of Beacon common stock that you have delivered as part of your election unless you revoke your election before the deadline by providing written notice to the exchange agent. If you do not revoke your election before the election deadline, you will not be able to liquidate your investment in Beacon common stock for any reason until you receive cash and/or BHLB common stock following completion of the merger. Similarly, holders of book-entry shares of Beacon common stock who have made a valid election and have not revoked their election prior to the election deadline will not be able to sell any shares for which they have made a valid election after the election deadline. In the time between the election deadline and the completion of the merger, the trading price of Beacon or BHLB common stock may decrease, and you might otherwise want to sell your shares of Beacon common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your merger consideration depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to unforeseen events, such as delays in obtaining regulatory approvals.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of BHLB and Beacon.

If the merger is not completed, the ongoing businesses of BHLB and Beacon may be adversely affected and BHLB and Beacon will be subject to several risks, including the following:

•                  BHLB and Beacon will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•                  under the merger agreement, Beacon is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute certain of its business strategies; and

•                  matters relating to the merger may require substantial commitments of time and resources by BHLB and Beacon management, which could otherwise have been devoted to other opportunities that may have been beneficial to BHLB and Beacon as independent companies, as the case may be.

In addition, if the merger is not completed, BHLB and/or Beacon may experience negative reactions from the financial markets and from their respective customers and employees. BHLB and/or Beacon also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against BHLB or Beacon to perform their respective obligations under the merger agreement. If the merger is not completed, BHLB and Beacon cannot assure their shareholders that the risks described above will not materialize and will not materially affect the business, financial results and stock prices of BHLB and/or Beacon.

The shares of BHLB common stock to be received by Beacon shareholders receiving the stock consideration as a result of the merger will have different rights from shares of Beacon common stock.

Following completion of the merger, Beacon shareholders who receive the stock consideration will no longer be shareholders of Beacon, a Maryland corporation, but will instead be shareholders of BHLB, a Delaware corporation. There will be important differences between your current rights as a Beacon shareholder and the rights to which you will be entitled as a BHLB shareholder. See “Comparison of Rights of Shareholders” beginning on page 67 for a discussion of the different rights associated with BHLB common stock and Beacon common stock.

The fairness opinion obtained by Beacon from its financial advisor will not reflect changes in circumstances subsequent to the date of the fairness opinion.

KBW, Beacon’s financial advisor in connection with the merger, has delivered to the board of directors of Beacon its opinion dated as of May 31, 2012. The opinion of KBW stated that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of the outstanding shares of Beacon common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The opinion does not reflect changes that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of BHLB or Beacon, changes in general market and economic conditions or regulatory or other factors.  Any such changes, or changes in other factors on which the opinion is based, may materially alter or affect the relative values of BHLB and Beacon.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain statements contained in this document that are not historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (referred to as the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (referred to as the Securities Exchange Act), and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  The sections of this document which contain forward-looking statements include, but are not limited to, “Questions And Answers About the Merger and the Special Meeting,” “Summary,” “Risk Factors,” “Description of the Merger—Background of the Merger,” and “Description of the Merger—Beacon’s Reasons for the Merger and Recommendation of the Board of Directors.”  You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including among other things, changes in general economic and business conditions and the risks and other factors set forth in the “Risk Factors” section beginning on page 11.

Additional factors that could cause the results of BHLB or Beacon to differ materially from those described in the forward looking statements can be found in the filings made by BHLB and Beacon with the Securities and Exchange Commission, including the BHLB Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the Beacon Annual Report on Form 10-K for the fiscal year ended December 31, 2011, the BHLB Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and the Beacon Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

Because of these and other uncertainties, actual results, performance or achievements, or industry results, may be materially different from the results indicated by these forward-looking statements. In addition, BHLB’s and Beacon’s past results of operations do not necessarily indicate BHLB’s and Beacon’s combined future results. You should not place undue reliance on any forward-looking statements, which speak only as of the dates on which they were made.  BHLB and Beacon are not undertaking an obligation to update these forward-looking statements, even though its situation may change in the future, except as required under federal securities law. All forward-looking statements are qualified by these cautionary statements.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables show summarized historical financial data for BHLB and Beacon. You should read this summary financial information in conjunction with BHLB’s consolidated financial statements and the notes thereto in reports that BHLB has previously filed with the SEC.  Historical financial information for BHLB can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2011, which are incorporated by reference into this document.

You should read this summary financial information in conjunction with Beacon’s consolidated financial statements and the notes thereto in reports that Beacon has previously filed with the SEC.  Historical financial information for Beacon can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2011, which are incorporated by reference into this document.

Unaudited consolidated interim financial statements for BHLB and Beacon at or for the three months ended March 31, 2012 and 2011 include normal, recurring adjustments necessary to fairly present the data for those periods.  The unaudited data is not necessarily indicative of expected results of a full year’s operation.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF BERKSHIRE HILLS BANCORP, INC.

	At March 31,		At December 31,
(In thousands, except per share data)	2012	2011	2011	2010	2009	2008	2007

Selected Financial Data:
Total assets	$4,029,327	$2,885,114	$3,991,204	$2,881,403	$2,700,424	$2,666,729	$2,513,432
Loans (1)	3,039,000	2,145,302	2,956,570	2,142,162	1,961,658	2,007,152	1,944,016
Allowance for loan losses	(32,657)	(31,898)	(32,444)	(31,898)	(31,816)	(22,908)	(22,116)
Securities	535,242	410,862	533,181	405,953	420,966	341,516	258,497
Goodwill and other intangible assets	222,059	172,363	223,364	173,079	176,100	178,830	182,452
Total deposits	3,184,167	2,241,049	3,101,175	2,204,441	1,986,762	1,829,580	1,822,563
Borrowings and subordinated debentures	251,704	228,866	237,402	260,301	306,668	374,621	349,938
Total shareholders’ equity	556,834	389,998	553,365	388,647	385,148	408,425	326,837
Non-accrual loans	22,872	13,309	24,234	13,712	38,700	12,171	10,508

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

Selected Operating Data:
Total interest and dividend income	$38,672	$27,913	$138,260	$112,277	$115,476	$133,211	$131,944
Total interest expense	7,527	7,767	31,740	35,330	45,880	57,471	68,019
Net interest income	31,145	20,146	106,520	76,947	69,596	75,740	63,925
Service charges and fee income	9,519	8,054	33,727	29,859	28,181	30,334	26,654
All other non-interest income (loss)	283	80	2,076	(108)	(3,004)	1,261	(2,011)
Total non-interest income	9,802	8,134	35,803	29,751	25,177	31,595	24,643
Total net revenue	40,947	28,280	142,323	106,698	94,773	107,335	88,568
Provision for loan losses	2,000	1,600	7,563	8,526	47,730	4,580	4,300
Total non-interest expense	30,194	23,189	116,052	81,729	78,571	71,699	65,494
Income tax expense (benefit) - continuing operations	2,272	656	2,041	2,585	(15,597)	8,812	5,239
Net (loss) income from discontinued operations	(637)	—	914	—	—	—	—
Net income (loss)	$5,844	$2,835	$17,581	$13,858	$(15,931)	$22,244	$13,535
Less: Cumulative preferred stock dividends and accretion	—	—	—	—	1,030	—	—
Less: Deemed dividend from preferred stock repayment	—	—	—	—	2,954	—	—
Net income (loss) available to common shareholders	$5,844	$2,835	$17,581	$13,858	$(19,915)	$22,244	$13,535

Note:  BHLB acquired Rome Bancorp, Inc. on April 1, 2011 and Legacy Bancorp, Inc. on July 21, 2011.  Financial data includes acquired balances as of March 31, 2012, along with the impact of equity issued as merger consideration.  Operating data includes the operations of the acquired banks beginning as of the acquisition dates, as well as non-recurring income and expenses related to these merger events. BHLB acquired The Connecticut Bank and Trust Company (“CBT”) and certain assets, liabilities and operations of Greenpark Mortgage Corporation (“Greenpark”) in April 2012.  The financial data above does not include the effects of these transactions.

	At or for the Three Months Ended March 31,		At or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

Selected Operating Ratios and Other Data:
Performance Ratios:
Return on average assets (2)	0.59%	0.39%	0.50%	0.51%	(0.74)%	0.87%	0.60%
Return on average equity (3)	4.23	2.89	3.69	3.62	(4.83)	6.47	4.69
Net interest rate spread (tax equivalent) (4)	3.46	3.07	3.38	3.01	2.61	3.06	2.79
Net interest margin (tax equivalent) (5)	3.62	3.30	3.57	3.28	3.00	3.44	3.26
Non-interest income/total net revenue	23.94	28.76	25.16	27.88	26.57	29.44	27.82
Non-interest expense/average assets	3.03	3.23	3.33	2.98	2.93	2.81	2.90

Capital Ratios:
Equity/total assets	13.82	13.52	13.86	13.49	14.26	15.32	13.00
Tier 1 capital to average assets — Berkshire Bank	8.61	8.10	8.41	8.04	7.86	9.34	7.97
Total capital to risk-weighted assets — Berkshire Bank	11.56	10.90	11.29	10.61	10.71	12.28	10.40

Asset Quality Ratios:
Net loans charged-off/average total loans (1)	0.24	0.30	0.27	0.42	1.96	0.19	0.34
Allowance for loan losses as a percent of loans	1.07	1.49	1.10	1.49	1.62	1.14	1.14

Share Data:
Basic earnings (loss) per common share	$0.28	$0.20	$0.98	$1.00	$(1.51)	$2.08	$1.47
Diluted earnings (loss) per common share	0.28	0.20	0.98	1.00	(1.51)	2.06	1.44
Dividends per common share	0.17	0.16	0.65	0.64	0.64	0.63	0.58
Book value per share	26.28	27.69	26.17	27.61	27.68	30.33	31.15
Market price at period end	22.92	20.83	22.19	22.11	20.68	30.86	26.00

Weighted average common shares outstanding — basic (thousands)	20,956	13,943	17,885	13,862	13,189	10,700	9,223
Weighted average common shares outstanding — diluted (thousands)	21,063	13,981	17,952	13,896	13,189	10,791	9,370

Note: All performance ratios are based on average balance sheet amounts where applicable.  2011 data includes balances associated with discontinued operations.

All information for three month periods is annualized where applicable.

(1)              Loans do not include loans held for sale, which are not material.

(2)              Net income (loss) divided by average total assets.

(3)              Net income (loss) divided by average total equity.

(4)              Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.

(5)              Net interest margin represents net interest income as a percentage of average interest-earning assets for the period.

Note:  Generally accepted accounting principles require that acquired loans be recorded at fair value.  In 2011, BHLB acquired loans as a result of its acquisitions of Rome Bancorp and Legacy Bancorp.  The fair value of acquired loans includes expected loan losses, and there is no loan loss allowance recorded for acquired loans at the time of acquisition.  Accordingly, the ratio of the loan loss allowance to total loans is reduced as a result of the existence of acquired loans, and this measure is not directly comparable to prior periods.  Similarly, net loan charge-offs are normally reduced for acquired loans since these loans are recorded net of expected loan losses.  Therefore, the ratio of net loan charge-offs to average loans is reduced as a result of the existence of acquired loans, and this measure is not directly comparable to prior periods.  Other institutions may have acquired loans, and therefore there may be no direct comparability of these ratios between and among other institutions. BHLB acquired CBT and certain assets, liabilities and operations of Greenpark in April 2012.  The financial data above does not include the effects of these transactions.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA OF BEACON FEDERAL BANCORP, INC.

	At March 31,		At December 31,
(In thousands, except per share data)	2012	2011	2011	2010	2009	2008	2007

Selected Financial Data:
Total assets	$1,024,743	$1,033,842	$1,026,829	$1,032,478	$1,066,897	$1,021,343	$877,990
Loans (1)	757,940	816,460	792,491	807,793	876,692	781,241	715,820
Allowance for loan loss	(13,831)	(15,896)	(19,150)	(15,240)	(15,631)	(10,546)	(6,827)
Securities	191,628	184,095	164,476	182,680	193,286	176,198	133,464
Total deposits	677,264	681,099	680,856	677,384	693,297	626,467	514,488
Borrowings	229,170	236,767	229,170	241,166	268,830	288,641	246,815
Total stockholders’ equity	113,942	111,344	112,070	109,710	101,259	102,085	113,174
Non-accrual loans	26,011	11,375	31,444	10,348	12,061	3,711	136

	For the Three Months Ended March 31,		For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

Selected Operating Data:
Total interest income	$11,291	$12,518	$49,796	$53,937	$55,637	$56,312	$43,765
Total interest expense	4,328	4,736	18,678	22,627	27,161	31,335	27,531
Net interest income	6,963	7,782	31,118	31,310	28,476	24,977	16,234
Service charges and fee income	1,255	1,143	4,813	4,283	3,684	3,561	3,005
All other non-interest income (loss)	591	359	5,107	429	(294)	(10,018)	87
Total non-interest income	1,846	1,502	9,920	4,712	3,390	(6,457)	3,092
Total net revenue	8,809	9,284	41,038	36,022	31,866	18,520	19,326
Provision for loan losses	604	979	10,062	7,210	7,695	8,857	2,304
Total non-interest expense	6,178	5,842	22,294	20,360	18,670	15,047	13,075
Income tax expense (benefit)	762	944	2,951	3,087	1,978	(2,380)	1,528
Net income (loss)	$1,265	$1,519	$5,731	$5,365	$3,523	$(3,004)	$2,419

	At or For the Three Months Ended March 31,		At or For the Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007

Selected Operating Ratios and Other Data:
Performance Ratios:
Return on average assets (2)	0.50%	0.59%	0.55%	0.50%	0.34%	(0.31)%	0.34%
Return on average equity (3)	4.53	5.56	4.99	5.09	3.70	(2.73)	3.92
Net interest rate spread (4)	2.55	2.90	2.81	2.75	2.49	2.14	1.84
Net interest margin (5)	2.82	3.16	3.07	3.03	2.79	2.61	2.28
Non-interest income/total net revenue	20.96	16.18	24.17	13.08	10.64	(34.87)	16.00
Non-interest expense/average assets	2.42	2.26	2.13	1.92	1.96	2.65	1.84

Capital Ratios:
Equity/total assets	11.12	10.77	10.91	10.63	9.49	10.00	12.89
Tier 1 capital to average assets	10.61	9.74	10.32	9.55	8.56	8.20	8.79
Total capital to risk-weighted assets	15.29	13.53	14.53	13.42	12.35	12.81	13.88

Asset Quality Ratios:
Net loans charged-off/average total loans	0.76	0.04	0.72	0.92	0.32	0.68	0.11
Allowance for loan losses as a percent of loans	1.82	1.95	2.43	1.90	1.89	1.36	0.96

Share Data:
Basic earnings per common share	$0.21	$0.25	$0.95	$0.88	$0.54	$(0.43)	$0.10	(6)
Diluted earnings per common share	0.21	0.25	0.93	0.88	0.54	(0.43)	0.10	(6)
Dividends per common share	0.07	0.05	0.22	0.20	0.19	0.12	—
Book value per share	18.38	17.36	18.10	17.05	15.48	13.32	14.77
Market price at period end	14.21	14.52	13.87	11.80	9.40	8.20	10.00

Weighted average common shares outstanding — basic (thousands)	5,950	6,111	6,045	6,131	6,515	7,396	7,463
Weighted average common shares outstanding — diluted (thousands)	6,074	6,219	6,156	6,152	6,515	7,396	7,463

Note: All information for three month periods is annualized where applicable.

(1)    Includes loans held for sale.

(2)    Net income (loss) divided by average total assets.

(3)    Net income (loss) divided by average total equity.

(4)    Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the year.  Beacon does not have tax-exempt assets that would require a fully taxable equivalent adjustment.

(5)    The net interest margin represents net interest income as a percent of average interest-earning assets for the year.  Beacon does not have tax-exempt assets that would require a fully taxable equivalent adjustment.

(6)    For the period from the conversion date of October 1, 2007 to December 31, 2007.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION RELATING TO THE BEACON MERGER

The unaudited pro forma combined condensed consolidated financial information has been prepared using the accounting principles for business combinations.  This information includes pro forma financial information about the acquisitions of CBT and certain assets, liabilities, and operations of Greenpark.  These business combinations were completed in April, 2012 and therefore are not included in the historical financial information of BHLB as of March 31, 2012.  Additionally, the pro forma financial information includes debt financing to be placed by BHLB and the divestiture of Beacon’s Tennessee operations.  BHLB plans to complete these activities in conjunction with the Beacon merger, but they are not required by the merger agreement.

The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of BHLB, CBT, and Beacon as of March 31, 2012, together with the acquired assets and liabilities of Greenpark.  The unaudited pro forma combined condensed consolidated statements of operations combine the historical financial information of BHLB, CBT, and Beacon and give effect to the mergers as if they had been completed as of January 1, 2011, and they include estimates of the operations of Greenpark (which is now operating as a division of Berkshire Bank) as if the Greenpark acquisition had been completed on that date.  Certain reclassifications have been made to historical financial information in order to conform to this combined condensed presentation.

The merger with CBT was completed prior to the start of business on April 20, 2012; the closing price of BHLB’s stock on April 19, 2012 was $22.80, and that price was used to value BHLB’s stock consideration in that merger.  The Greenpark acquisition was for cash; future contingent payments of cash and stock are owed to Greenpark Mortgage Corporation based on stipulated future business volumes.  It is anticipated that such stock issuances will be registered with the SEC if and when such future payments are made.  The actual value of BHLB’s common stock to be recorded as consideration in the Beacon merger will be based on the closing price of BHLB common stock at the time of the merger completion.  The proposed merger with Beacon is targeted for completion in the fourth quarter of 2012. There can be no assurance that the Beacon merger will be completed as anticipated. For purposes of the pro forma financial information, the fair value of BHLB common stock to be issued in connection with the Beacon merger is based on the $21.48 closing price of the stock on June 28, 2012.

The unaudited pro forma financial information includes estimated adjustments, including adjustments to record assets and liabilities of the acquired entities and operations at their respective fair values and represents pro forma estimates by BHLB based on available fair value information.  For the CBT and Greenpark business combinations, the estimates are as of the dates of the business combinations (April 20, 2012 for CBT and April 30, 2012 for Greenpark).  For Beacon, the estimates are as of May 31, 2012. The pro forma adjustments for Beacon included herein are subject to change depending on changes in interest rates and the components of assets and liabilities, and for all entities the adjustments are subject to change as additional information becomes available and additional analyses are performed. The final allocation of the purchase price for each acquisition will be determined after completion of thorough analyses to determine the value of each entity’s tangible and identifiable intangible assets and liabilities as of the completion dates of the business combinations.  Increases or decreases in the estimated fair values of the net assets as compared with the information shown in the unaudited pro forma combined condensed consolidated financial information may change the amount of the purchase price allocated to goodwill and other assets and liabilities and may impact BHLB’s statement of operations due to adjustments in yield and/or amortization of the adjusted assets or liabilities. Any changes to Beacon’s stockholders’ equity, including results of operations from May 31, 2012 through the date the merger is completed, will also change the purchase price allocation, which may include the recording of a lower or higher amount of goodwill. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

BHLB anticipates that the mergers with CBT and Beacon will provide the combined company with financial benefits that include reduced recurring operating expenses. BHLB expects to realize cost savings approximating 35% of the anticipated recurring non-interest expense of CBT and approximating 30% of the anticipated recurring non-interest expense of Beacon.  These cost savings are not included in these unaudited pro forma statements and there can be no assurance that expected cost savings will be realized. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

The unaudited pro forma combined condensed consolidated financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of BHLB, CBT, and Beacon.  The historic information about BHLB and Beacon is incorporated in this joint proxy statement/prospectus by reference. See “Where You Can Find More Information” on page 77.

The unaudited pro forma stockholders’ equity and net income are qualified by the statements set forth under this caption and should not be considered indicative of the market value of BHLB common stock or the actual or future results of operations of BHLB for any period. Actual results may be materially different than the pro forma information presented.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Financial Condition As of March 31, 2012

		CBT Merger			Acquisition and			Beacon Merger			BHLB/CBT/	Divestiture of		BHLB/CBT Greenpark/
			Merger		Adjustments		BHLB/CBT/		Merger		Greenpark/	Tennessee		Beacon
(In thousands, except share data)	BHLB	CBT	Adjustments		of Greenpark		Greenpark	Beacon	Adjustments		Beacon	Branches		w/Divest
Assets
Cash and due from banks	$45,303	$18,682	$(8,103	)(1)	$(2,585	)(1)	$53,297	$39,393	$(8,600	)(1)	$84,090	$(907	)(1)	$81,183
Securities	535,242	42,376	(8,998	)(2)	(20,739	)(2)	547,881	191,628	(16,937	)(2)	722,572	45,000	(2)	767,572
Loans held for sale	—	165	—		48,408	(3)	48,573	4,438	—		53,011	—		53,011
Total loans	3,039,000	214,552	(5,723	)(3)	—		3,247,829	757,940	(38,700	)(3)	3,967,069	(96,750	)(3)	3,870,319
Less: Allowance for loan losses	(32,657)	(3,870)	3,870	(3)	—		(32,657)	(13,831)	13,831	(3)	(32,657)	—		(32,657)
Net loans	3,006,343	210,682	(1,853)		—		3,215,172	744,109	(24,869)		3,934,412	(96,750)		3,837,662
Goodwill	202,397	—	13,371	(4)	3,656	(4)	219,424	—	37,020	(4)	256,444	(1,000	)(4)	255,444
Other identifiable intangible assets	19,662	—	962	(5)	170	(5)	20,794	—	11,400	(5)	32,194	(500	)(5)	31,694
Total intangible assets	222,059	—	14,333		3,826		240,218	—	48,420		288,638	(1,500)		287,138
Other assets	220,380	6,287	6,168	(6)	2,720	(6)	235,555	45,175	7,000	(6)	287,730	(1,636	)(6)	286,094
Total assets	$4,029,327	$278,192	$1,547		$31,630		$4,340,696	$1,024,743	$5,014		$5,370,453	$(55,793)		$5,314,660
Liabilities
Total deposits	$3,184,167	$217,182	$428	(7)	$—		$3,401,777	$677,264	$900	(7)	$4,079,941	$(56,793	)(7)	4,023,148
Total borrowings	251,704	37,793	2,781	(8)	30,000	(8)	322,278	229,170	58,400	(8)	609,848	—		609,848
Other liabilities	36,622	1,167	(208	)(9)	1,630	(9)	39,211	4,367	—		43,578	—		43,578
Total liabilities	3,472,493	256,142	3,001		31,630		3,763,266	910,801	59,300		4,733,367	(56,793)		4,676,574
Stockholders’ equity	556,834	22,050	(1,454	)(10)	—		577,430	113,942	(54,286	)(10)	637,086	1,000	(10)	638,086
Total liabilities and stockholders’ equity	$4,029,327	$278,192	$1,547		$31,630		$4,340,696	$1,024,743	$5,014		$5,370,453	$(55,793)		$5,314,660
Item: Outstanding common shares	21,192	3,617	(2,652	)(10)			22,113	6,199	(3,399	)(10)	24,957	(10)		24,957

The accompanying notes are an integral part of these consolidated financial statements.  Greenpark acquisition based on data as of April 30, 2012.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

For the Fiscal Year Ended December 31, 2011

		CBT Merger			Acquisition and Adjustments			Beacon Merger			BHLB/CBT/	Divestiture		BHLB/CBT Greenpark/
(In thousands, except share data)	BHLB	CBT	Merger Adjustments		of Greenpark		BHLB/CBT/ Greenpark	Beacon	Merger Adjustments		Greenpark/ Beacon	of Tennessee Branches		Beacon w/Divest
Interest and dividend income
Loans	$124,398	$11,909	$125	(11)	$1,936	(11)	$138,368	$43,339	$3,900	(11)	$185,607	$(5,396	)(11)	$180,211
Securities and other	13,862	924	19	(11)	(622	)(11)	14,183	6,457	(229	)(11)	20,411	900	(11)	21,311
Total interest and dividend income	138,260	12,833	144		1,314		152,551	49,796	3,671		206,018	(4,496)		201,522
Interest expense
Deposits	23,372	1,845	(488	)(11)	—		24,729	8,420	(450	)(11)	32,699	(569	)(11)	32,130
Borrowings	8,368	1,073	(695	)(11)	60	(11)	8,806	10,258	2,320	(11)	21,384	—		21,384
Total interest expense	31,740	2,918	(1,183)		60		33,535	18,678	1,870		54,083	(569)		53,514
Net interest income	106,520	9,915	1,327		1,254		119,016	31,118	1,801		151,935	(3,927)		148,008
Non-interest income	35,803	1,359	—	(12)	17,088	(12)	54,250	9,920	—	(12)	64,170	(544	)(12)	63,626
Total net revenue	142,323	11,274	1,327		18,342		173,266	41,038	1,801		216,105	(4,471)		211,634
Provision for loan losses	7,563	2,980	—	(13)	—		10,543	10,062	—	(13)	20,605	(493	)(13)	20,112
Total non-interest expense	116,052	10,456	(415	)(14)	16,524	(14)	142,617	22,294	1,000	(14)	165,911	(1,137	)(14)	164,774
Income (loss) from continuing operations before income tax expense	18,708	(2,162)	1,742		1,818		20,106	8,682	801		29,589	(2,841)		26,748
Income tax expense (benefit)	2,041	(700)	706	(15)	736	(15)	2,783	2,951	324	(15)	6,058	(1,151	)(15)	4,907
Net income (loss) from continuing operations	16,667	(1,462)	1,036		1,082		17,323	5,731	477		23,531	(1,690)		21,841
Income from discontinued operations before income tax expense	4,684	—	—		—		4,684	—	—		4,684	—		4,684
Income tax expense (benefit)	3,770	—	—		—		3,770	—	—		3,770	—		3,770
Net income from discontinued operations	914	—	—		—		914	—	—		914	—		914
Net income (loss)	$17,581	$(1,462)	$1,036		$1,082		$18,237	$5,731	$477		$24,445	$(1,690)		$22,755
Basic earnings per share:
From continuing operations	$0.93	$(0.40)					$0.92	$0.95			$1.09			$1.01
From discontinued operations	$0.05	$—					$0.05	$—			$0.04			$0.04
Total	$0.98	$(0.40)					$0.97	$0.95			$1.13			$1.05
Diluted earnings per share:
From continuing operations	$0.93	$(0.40)					$0.92	$0.93			$1.08			$1.01
From discontinued operations	$0.05	$—					$0.05	$—			$0.04			$0.04
Total	$0.98	$(0.40)					$0.97	$0.93			$1.12			$1.05
Weighted average common shares outstanding:
Basic	17,885	3,621	(2,656	)(16)			18,850	6,045	(3,245	)(16)	21,650			21,650
Diluted	17,952	3,621	(2,656	)(16)			18,917	6,156	(3,356	)(16)	21,717			21,717

The accompanying notes are an integral part of these consolidated financial statements.

Unaudited Pro Forma Combined Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2012

					Acquisition
					and							Divestiture		BHLB/CBT/
		CBT Merger			Adjustments			Beacon Merger			BHLB/CBT/	of		Greenpark/
			Merger		of		BHLB/CBT/		Merger		Greenpark/	Tennessee		Beacon
(In thousands, except share data)	BHLB	CBT	Adjustments		Greenpark		Greenpark	Beacon	Adjustments		Beacon	Branches		w/Divest
Interest and dividend income
Loans	$35,051	$2,877	$32	(11)	$484	(11)	$38,444	$9,901	$697	(11)	$49,402	$(1,257	)(11)	$47,785
Securities and other	3,621	188	(67	)(11)	(156	)(11)	3,586	1,390	(57	)(11)	4,919	225	(11)	5,144
Total interest and dividend income	38,672	3,065	(35)		328		42,030	11,291	639		53,960	(1,032)		52,928
Interest expense
Deposits	5,502	423	—	(11)	—		5,925	1,846	(113	)(11)	7,659	(142	)(11)	7,517
Borrowings	2,025	262	(174	)(11)	15		2,128	2,482	580	(11)	5,190	—	(11)	5,190
Total interest expense	7,527	685	(174)		15		8,053	4,328	468		12,849	(142)		12,707
Net interest income	31,145	2,380	139		313		33,977	6,963	172		41,112	(890)		40,222
Non-interest income	9,802	227	—	(12)	4,272		14,301	1,846	—	(12)	16,147	(146	)(12)	16,001
Total net revenue	40,947	2,607	139		4,585		48,278	8,809	172	(14)	57,259	(1,036)		56,223
Provision for loan losses	2,000	1,340	—	(13)	—		3,340	604	—	(13)	3,944	(413	)(13)	3,531
Total non-interest expense	30,194	2,706	1	(14)	(4,131	)(14)	37,032	6,178	250	(14)	43,460	(296	)(14)	43,164
Income (loss) from continuing operations before income tax expense	8,753	(1,439)	138		454		7,906	2,027	(78)		9,855	(327)		9,528
Income tax expense (benefit)	2,272	—	55	(15)	183		2,510	762	(31	)(15)	3,241	(87	)(15)	3,154
Net income (loss) from continuing operations	6,481	(1,439)	83		271		5,396	1,265	(47)		6,614	(240)		6,374
Loss from discontinued operations before income tax expense	(261)	—	—		—		(261)	—	—		(261)	—		(261)
Income tax expense	376	—	—		—		376	—	—		376	—		376
Net loss from discontinued operations	(637)	—	—		—		(637)	—	—		(637)	—		(637)
Net income (loss)	$5,844	$(1,439)	$83		$271		$4,759	$1,265	$(47)		$5,977	$(240)		$5,737

Basic earnings per share:
From continuing operations	$0.31	$(0.40)					$0.25	$0.21			$0.27			$0.26
From discontinued operations	$(0.03)	$—					$(0.03)	$—			$(0.03)			$(0.03)
Total	$0.28	$(0.40)					$0.22	$0.21			$0.24			$0.23

Diluted earnings per share:
From continuing operations	$0.31	$(0.40)					$0.24	$0.21			$0.27			$0.26
From discontinued operations	$(0.03)	$—					$(0.03)	$—			$(0.03)			$(0.03)
Total	$0.28	$(0.40)					$0.21	$0.21			$0.24			$0.23

Weighted average common shares outstanding:
Basic	20,956	3,598	(2,633	)(15)			21,921	5,950	(3,274	)(15)	24,597			24,597
Diluted	21,063	3,598	(2,633	)(15)			22,028	6,074	(3,274	)(15)	24,828			24,828

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

Note A — Basis of Presentation

The unaudited pro forma combined condensed consolidated financial information and explanatory notes show the impact on the historical financial condition and income of BHLB resulting from the business combinations with CBT, Greenpark, and Beacon under accounting principles for business combinations.  Under these accounting principles, the acquired assets and liabilities are recorded by BHLB at their respective fair values as of the date each business combination is completed. The unaudited pro forma combined condensed consolidated statement of financial condition combines the historical financial information of BHLB, CBT, and Beacon as of March 31, 2012 and the acquired assets and liabilities of Greenpark as of April 30, 2012 and assumes that these business combinations were completed as of March 31, 2012.  The unaudited pro forma combined condensed consolidated statements of operations give effect to these business combinations as if they had been completed on January 1, 2011.  All loans are recorded at fair value, including adjustments for estimated credit losses, and no allowance for loan losses is carried over to BHLB’s statement of financial condition. In addition, certain anticipated nonrecurring costs associated with the business combinations, conversion-related expenditures are not reflected in the unaudited pro forma statements of operations.  While the recording of the acquired loans at their fair value will impact the prospective determination of the provision for loan losses and the allowance for loan losses, for purposes of the unaudited pro forma combined condensed consolidated statements of operations, we assumed no adjustments to the historical amount of CBT’s or Beacon’s provision for loan losses.  If such adjustments were estimated, there could be a reduction, which could be significant, to the historical amounts of CBT’s or Beacon’s provision for loan losses presented.

Note B — Accounting Policies and Financial Statement Classifications

The accounting policies of CBT and Beacon are in the process of being reviewed in detail by BHLB.  On completion of such review, conforming adjustments or financial statement reclassifications may be determined.

Note C — Merger and Acquisition Integration Costs

The plans to integrate the operations of BHLB with those in the business combinations are still being developed. The specific details of these plans will continue to be refined over the next several months, and will include assessing personnel, benefit plans, premises, equipment, and service contracts to determine where there may be potential advantage in eliminating redundancies.  Certain decisions arising from these assessments may involve involuntary termination of employees, vacating leased premises, changing information systems, canceling contracts with certain service providers and selling or otherwise disposing of certain premises, furniture and equipment. Integration with Greenpark will also involve transitioning relationships with business sources, secondary market outlets, hedging counterparties, and other entities related to Greenpark’s operations.  BHLB expects to incur merger related costs including professional fees, legal fees, system conversion costs, and costs related to communications with customers and others. To the extent there are costs associated with these actions, the costs will be recorded based on the nature of the cost and timing of these integration actions.  Transaction costs represent direct, incremental costs of the specific acquisition. Estimated transaction costs expected to be incurred in closing the transaction are accrued in the unaudited pro forma balance sheet, but are not reflected in the unaudited pro forma income statement.  See further discussion of the Company’s consideration of transactional costs in Note F sections 1, 10 and 14.

Note D — Estimated Annual Cost Savings

BHLB expects to realize annualized cost savings related to recurring non-interest expense of approximately $4.0 million (35%) of CBT’s expected recurring non-interest expense and approximately $6.1 million (30%) of Beacon’s expected recurring non-interest expense following the mergers.  BHLB expects to achieve approximately 90% of the annualized savings rate in the first year and 100% of the annualized savings rate thereafter.  These anticipated cost savings are integral to BHLB’s strategy in entering into these business combinations.  These cost savings are not reflected in the pro forma financial information and there can be no assurance they will be achieved in the amount or manner currently contemplated.

Note E — Divestiture of Deposits of Beacon

BHLB expects to arrange the divestiture of Beacon’s Tennessee operations in conjunction with the completion of this merger.  In the unaudited pro forma statements, it is assumed that this divestiture occurs at the time of the closing of the merger transaction, although it may happen either before or after this date.  The divestiture consists principally of the divestiture of loans and deposits associated with the two branches that Beacon operates Tennessee.  This divestiture is not required by the merger agreement.

Note F  — Unaudited Pro Forma Merger and Divestiture Adjustments

The following pro forma adjustments have been reflected in the unaudited pro forma combined condensed consolidated financial information. All adjustments are based on current assumptions and valuations, which are subject to change.  Some of the adjustments for CBT and Greenpark, and all adjustments for Beacon, in these unaudited pro forma financial statements are based on due diligence analysis performed by BHLB based on information available prior to the announcement of each transaction.

1)                                      Adjustments to cash in connection with the CBT merger include $1.4 million in one-time after-tax transaction costs, $6.3 million for repayment of CBT’s TARP preferred stock and warrant, and $0.7 million associated with loss of yield on securities sold as described in 2) below.  The $2.6 million for Greenpark represents the portion of the purchase price that was funded directly from cash in addition to cash provided from security sales and borrowings made in connection with the transaction, as discussed below in 2) and 8) below.  The $8.6 million adjustment to cash in connection with the Beacon merger is comprised of after-tax transaction costs.  The adjustment to cash for the Tennessee divestiture represents operating cash held by the two branches being divested.

2)                                      The primary cash component of merger consideration is assumed to be funded by the sale of investment securities.  For the CBT and Greenpark transactions, the sale of securities for purchase price consideration totaled $9.0 million, and $20.7 million, respectively, and were not offset by any significant premium to be recorded to the fair value of investment securities.  For Beacon, the $16.9 million in investment securities adjustments includes $12.3 million related to the sale of securities for merger consideration, $2.8 million related to an adjustment for a discount to be recorded to the fair value of securities, and the elimination of BHLB’s $1.7 million existing investment in Beacon shares.  The Tennessee divestiture represents a divestiture of net assets, and the anticipated cash proceeds are represented in the pro forma statement as an addition to investment securities which would be the initial use of the proceeds from the asset sale.

3)                                      For CBT and Beacon, these amounts represent the estimated fair value adjustment to loans, which includes an estimate of credit losses. Accordingly, allowances for loan losses prior to the acquisition date cannot be carried-over.  The adjustment for Greenpark represents the entire fair value of the held for sale loans that were purchased, which did not carry any historical loan loss allowances.  The adjustment for Beacon includes an estimated $27.0 million for non-accretable credit discount, and $11.7 million in accretable discount based on the interest rate and credit characteristics of the acquired loans. The Tennessee divestiture adjustment is the March 31, 2012 balance of loans associated with the Tennessee branches.  The actual balance to be divested will be based on the loan portfolio balance when the divestiture is completed.

4)                                      Represents adjustments to goodwill resulting from recording the assets and liabilities of CBT, Greenpark, and Beacon at fair value.  These adjustments are preliminary and are subject to change.  When final adjustments are completed, the amounts may be materially different than those presented here. The excess of consideration paid over the fair value of net assets acquired was recorded as goodwill and is summarized for CBT, Greenpark, and Beacon in Note F-10.  The Tennessee divestiture adjustment represents the elimination of the estimated goodwill associated with the Tennessee branches acquired as part of the Beacon business combination.

5)                                      Represents the recognition of the core deposit intangible asset at fair value, and the fair value of identifiable leasehold intangibles.  CBT’s core deposit intangible asset is $1.2 million calculated on a $59.3 million balance of money market investment accounts.  The fair value of CBT’s leasehold intangible liability is $0.2 million.  The fair value of Greenpark’s leasehold intangible liability is $0.2 million, and Greenpark has no core deposit intangible assets.  Beacon’s core deposit intangible asset is $11.4 million calculated on a $458 million balance of core deposits.  The Tennessee divestiture adjustment represents the elimination of the estimated core deposit intangible associated with the Tennessee branches acquired as part of the Beacon business combination.

6)                                      For CBT and Beacon, this amount primarily consists of adjustments in the net deferred tax assets resulting from the fair value adjustments related to the acquired assets and liabilities, identifiable intangibles, and other deferred tax items including recognition of a $4.8 million deferred tax asset related to operating losses, which CBT had a full valuation allowance against.  The actual tax asset adjustments will be determined upon final analysis.  The amount for Greenpark represents the fair value of the acquired derivative associated with its commitment to originate loans at a specified locked-rate.  For the Tennessee divestiture, this amount primarily represents the book value of property and equipment associated with the Tennessee branches.

(7)                                  Represents the estimated fair value adjustment to certificate of deposit liabilities for CBT and Beacon.  For the Tennessee divestiture, the amount shown is the balance of deposits associated with the Tennessee branches as of March 31, 2012.  The actual balance to be divested will be based on the deposit portfolio balance when the divestiture is completed.

8)                                      For CBT, the amount represents the estimated fair value adjustment to borrowings.  The amount for Greenpark consists of additional borrowings to fund the purchase price.  The amount for Beacon includes $50 million of additional borrowings to partially fund the cash consideration, together with $8.4 million representing the estimated fair value adjustment to borrowings.

9)                                      For CBT, the amount represents an adjustment for existing deferred loan fees and costs, which cannot be carried-over after the acquisition date.  The amount for Greenpark consists of $0.5 million in derivative contracts acquired at fair value, which serves to hedge the movements in fair value of the rate-lock commitment derivative as described above in 6), and $1.1 million of contingent consideration representing the discounted cash flows of earn-out payments to the sellers over a 5 year period of time.

10)                                The actual equity adjustment for CBT is based on the $22.80 closing price of BHLB common stock as of April 19, 2012 for the CBT acquisition and for Beacon it will be based on the fair value of BHLB common stock on the date that the Beacon merger closes, which could be materially different from the amount presented here.  The equity adjustment for the Tennessee divestiture represents the estimated net gain to be recorded to income as a result of the deposit premium expected for the Tennessee branches.  A summary of the net impact of adjustments to stockholders’ equity and goodwill for CBT and Beacon is as follows (dollars and shares in thousands):

Equity and Goodwill Adjustment Detail For CBT:

Equity adjustment
Fair value of BHLB common shares issued	$21,992 (a)
Elimination of CBT stockholders’ equity	(22,050)
After-tax transaction costs charged against cash and equivalents	(1,396)
Total stockholders’ equity adjustment	$(1,454)

Goodwill adjustment
Fair value of BHLB common shares issued for CBT common shares	$21,992 (a)
Cash payments to CBT stockholders	8,952 (b)
Total consideration	$30,944

Carrying value of CBT net assets at March 31, 2012	$22,050
Fair value adjustments (debit/(credit))
Investment securities	(46)
Loans, net	(1,853)
Other identifiable intangible assets — core deposit intangible	1,200
Other identifiable intangible assets — leasehold intangible	(238)
Other assets	(1,676)
Net adjustments to deferred tax assets	7,843
Certificates of deposit	(428)
Borrowings	(2,781)
Other liabilities	(208)
TARP preferred stock	(5,497)
TARP warrant	(793)
Total fair value adjustments	(4,477)

Fair value of net assets acquired at March 31, 2012	17,573

Excess of consideration paid over fair value of net assets acquired (goodwill)	$13,371

(a) BHLB common stock issued to CBT stockholders is calculated as follows:
CBT common shares issued and outstanding as of April 19, 2012	3,617
Stock portion of consideration	70.0%
Outstanding CBT shares exchanged for BHLB stock	2,532
Multiplied by exchange ratio	0.381
BHLB common shares issued to CBT shareholders	965
Closing price per share of BHLB stock on April 19th, 2012	$22.80
Fair value of BHLB common shares issued for CBT common shares	$21,992

(b) The cash portion of the consideration to stockholders is calculated as follows:

Outstanding CBT shares exchanged for BHLB consideration	3,617
Cash portion of consideration	30.0%
Outstanding CBT shares exchanged for cash	1,085
Cash value per share exchanged	$8.25

Total cash consideration for CBT common shares	$8,952

Consideration Paid and Purchase Price Allocation for Greenpark:

Consideration Paid
Cash purchase price	$4,000
Cash paid for certain prepaid assets	58
Payoff of lines of credit	46,496
Premiums paid for loans, and loan commitments	2,770
Contingent purchase price	1,087
Total consideration paid	$54,411

Purchase Price Allocation
Balances acquired at fair value (debit/(credit))
Loans, net	48,408
Other identifiable intangible assets — leasehold intangible	170
Other assets	2,622
Property, plant, and equipment	98
Other liabilities	(543)
Net assets acquired	50,755

Excess of consideration paid over fair value of net assets acquired (goodwill)	$3,656

Equity and Goodwill Adjustment Detail For Beacon:

Equity adjustment
Fair value of BHLB common shares to be issued	$60,154	(a)
Fair value of Beacon stock options converted to BHLB options	7,208	(c)
Gain on Beacon stock owned by BHLB, recorded in income	894	(d)
Elimination of Beacon stockholders’ equity	(113,942)
After tax transaction costs charged against cash and equivalents	(8,600)

Total stockholders’ equity adjustment	$(54,286)

Goodwill adjustment
Fair value of BHLB common shares to be issued	$60,154	(a)
Cash payments to Beacon stockholders	62,402	(b)
Fair value of Beacon stock options converted to BHLB options	7,208	(c)
Cost of Beacon shares previously purchased by BHLB	1,735	(d)
Gain on Beacon stock owned by BHLB, recorded in income	894	(d)
Total consideration	$132,393

Carrying value of Beacon net assets at March 31, 2012	$113,942
Fair value adjustments (debit/(credit))
Investment securities	(2,800)
Loans gross	(38,700)
Allowance for loan losses	13,831
Core deposit intangible	11,400
Certificates of deposit	(900)
Borrowings	(8,400)
Other assets	7,000
Total fair value adjustments	(18,569)

Fair value of net assets acquired	$95,373

Excess of consideration paid over fair value of net assets acquired (goodwill)	$37,020

(a) BHLB common stock issued for Beacon is calculated as follows:
Beacon common shares outstanding as of March 31, 2012
Issued	7,677
Less treasury shares	(1,478)
Outstanding Beacon shares	6,199
Plus net expected change in ESOP shares due to vestings less recissions	18
Less Beacon shares owned by BHLB	(129)
Pro forma outstanding Beacon shares to be exchanged for BHLB consideration	6,088
Percentage of Beacon shares to be exchanged for BHLB stock consideration	50%
Beacon shares to be exchanged for BHLB stock consideration	3,044
Multiplied by exchange ratio	0.92
BHLB common shares to be issued	2,800
Closing price per share of BHLB stock on June 28, 2012	$21.48
Fair value of BHLB common shares to be issued	$60,154

The high and low BHLB closing stock prices in 2012 through June 28, 2012 were $24.49 and $20.15, respectively. Based on this range of prices, the fair value of BHLB common shares to be issued would be in a pro forma range of $68.6 million to $56.4 million, respectively. The actual fair value of BHLB common shares to be issued will be based on the closing price of BHLB’s stock immediately prior to the completion of the merger, and may not be within this range. Any change in the fair value of BHLB shares to be issued from the $60.2 million calculated above will give rise to an equal change in the amount of goodwill recorded.

(b) The cash portion of the merger consideration is calculated as follows:
Pro forma outstanding Beacon shares to be exchanged for BHLB consideration	6,088
Percentage of Beacon shares to be exchanged for cash consideration	50%
Beacon shares to be exchanged for cash consideration	3,044
Cash consideration to be paid per share of Beacon stock	$20.50
Total cash consideration	$62,402

(c) Under the terms of the merger agreement, the 649,345 Beacon stock options outstanding with a weighted average strike price of $9.42 per Beacon share will be converted into options of BHLB stock with the same remaining term. These new BHLB options were valued at approximately $11.10 per option based on the Black Scholes model, resulting in a total consideration value of approximately $7.2 million.

(d)  BHLB purchased 129,000 shares of Beacon common stock prior to negotiating the merger. The $1.7 million cost basis of this stock is accounted for as an element of consideration in determining goodwill. The $0.9 million estimated gain will be recorded in income and is therefore credited as an adjustment to equity (there is no tax offset due to capital loss carryforwards).

11)                                   Includes the amortization/accretion of fair value adjustments related to loans, investment securities, deposits and borrowings utilizing the sum of the years digits method over the estimated lives of the related asset or liability, excluding any adjustments related to estimated loan credit losses.  For CBT, estimated lives are 1 to 6 years for loans, 1 year for investment securities, 1 year for deposits, and 5 years for borrowings.  Greenpark’s interest income adjustment on loans assumes an average held-for-sale balance of $48.4 million at an average yield of 4%.  Greenpark also includes an adjustment to interest expense on borrowings of $30.0 million at a short-term interest rate of 0.20%.  For Beacon, estimated lives are 3-5 years for loans, 20 years for investment securities, one year for deposits, and three years for borrowings, and amortizations are all straight line except for $16.7 million in accretable loan discounts which are five year sum of the years digits.  Additionally, the Beacon interest expense adjustment includes interest with an assumed interest rate of 8% per year on the $50 million in additional borrowings utilized to partially fund the merger cash consideration.  For CBT, Greenpark, and Beacon, there are adjustments to pro forma investment income to exclude interest income foregone on securities sold.  The reduction of interest income is assumed to approximate a loss of 3% yield on investment securities sold.  For the Tennessee divestiture, includes the loan interest income and deposit interest expense related to the divested loans and deposits.  The securities income adjustment assumes a 2% annual yield on the securities purchased with net proceeds from the divestiture.

12)                                   Non-interest income does not reflect revenue enhancement opportunities for CBT and Beacon.  BHLB expects to produce additional non-interest income in these new markets due to its broader product capabilities.  Greenpark primarily consists of premiums on loans sold to investors in the secondary market, and changes in fair value of customer commitment rate-locked derivatives.  For the Tennessee divestiture, the non-interest income adjustment represents the income related to the Tennessee branches, consisting primarily of deposit related service charges.

13)                                   See Note G below.

14)                                   Adjustments to non-interest expense for CBT and Beacon include amortization of the identifiable intangible assets using the sum of the years digits method over eight years for CBT and over ten years for Beacon.  For Beacon, the non-interest expense adjustment is net of estimated savings of $1.1 million per year related to the termination of the Beacon ESOP in accordance with the merger agreement.  Non-interest expenses do not reflect anticipated cost savings, which are estimated at 35% of total non-interest expenses for CBT and 30% for Beacon.  Non-interest expenses also do not include one-time transaction expenses which were expensed by BHLB against income and which are accounted for as balance sheet adjustments to cash and equity in these unaudited pro forma financial statements.  For CBT, annual and quarterly transaction expenses are $0.6 million and $0.1 million, respectively.  The transaction expenses for Greenpark and Beacon were insignificant during the quarterly period, and there were none during the annual period.  Greenpark primarily consists of salaries and administration expenses along with changes in fair value of derivatives used to hedge the fair value changes in customer commitment rate-lock derivatives.  For the Tennessee divestiture, this adjustment reflects the direct non-interest expense associated with the Tennessee branches.

15)                                   Reflects the tax impact of the pro forma merger adjustments at BHLB’s statutory income tax rate of 40.5% for 2011 and 40.2% for 2012.

16)                                   Adjustment reflects the elimination of CBT and Beacon shares outstanding, offset by the shares issued in connection with the CBT merger and expected to be issued in connection with the Beacon merger.  See note 10 for additional information about share adjustments.

Note G —  Effect of Hypothetical Adjustments on CBT’s and Beacon’s Historical Financial Statements

The unaudited pro forma combined condensed consolidated statement of operations presents the pro forma results assuming both the CBT and Beacon mergers occurred on January 1, 2011.  As required by Regulation S-X Article 11, the pro forma statement of operations does not reflect any adjustments to eliminate CBT’s or Beacon’s historical provision for credit losses.  Both CBT’s and Beacon’s provision for credit losses for the periods presented relate to loans that BHLB is required to initially record at fair value. Such fair value adjustments include a component related to the expected credit losses on those loan portfolios. BHLB believes that these provisions would not have been recorded in BHLB’s consolidated financial statements for the periods presented had the mergers been completed on January 1, 2011.

COMPARATIVE PRO FORMA PER SHARE DATA

The following table summarizes selected share and per share information about Berkshire Hills, CBT, Greenpark and Beacon giving effect to the mergers and the Greenpark asset assumption (which we refer to as “pro forma” information).  The data in the table should be read together with the financial information and the financial statements of BHLB and Beacon incorporated by reference in this proxy statement/prospectus. The unaudited pro forma information is presented as an illustration only. The data does not necessarily indicate the combined financial position per share or combined results of operations per share that would have been reported if the mergers had occurred when indicated, nor is the data a forecast of the combined financial position or combined results of operations for any future period.

The information about book value per share and shares outstanding assumes that the mergers took place as of March 31, 2012 and December 31, 2011 and is based on the assumptions set forth in the preceding unaudited pro forma combined consolidated statements of financial condition.  The information about dividends and earnings per share assumes that the mergers took place as of January 1, 2011 and is based on the assumptions set forth in the preceding unaudited pro forma combined consolidated statements of operations.  No pro forma adjustments have been included in these statements of operations which reflect potential effects of the mergers related to integration expenses, cost savings or operational synergies which are expected to be obtained by combining the operations of BHLB, CBT, and Beacon, or the costs of combining the companies and their operations. The payment of dividends after March 31, 2012 is subject to numerous factors, and no assurance can be given that BHLB will pay dividends following the completion of the merger or that dividends will not be reduced in the future.

						Pro Forma
						Combined
						BHLB/
				Pro Forma		CBT/	Pro Forma
				Combined		Greenpark/	Beacon
(Shares and Stockholders’ Equity in	BHLB	CBT	Greenpark	BHLB/CBT/	Beacon	Beacon	Equivalent
thousands)	Historical	Historical	Historical (4)	Greenpark	Historical	w/divestiture	Shares (5)
Book value per share(1):
March 31, 2012	$26.28	$4.66	$—	$26.06	$18.38	$25.57	$23.52
December 31, 2011	$26.17	$5.02	$—	$25.93	$18.10	$25.53	$23.49
Cash dividends paid per common share(2):
Quarter ended March 31, 2012	$0.17	$—	$—	$0.17	$0.07	$0.17	$0.16
Year ended December 31, 2011	$0.65	$—	$—	$0.65	$0.22	$0.65	$0.60
Basic earnings (loss) per share from continuing operations:
Quarter ended March 31, 2012	$0.31	$(0.40)	$—	$0.25	$0.21	$0.26	$0.24
Year ended December 31, 2011	$0.93	$(0.51)	$—	$0.92	$0.95	$1.01	$0.93
Diluted earnings (loss) per share from continuing operations(3):
Quarter ended March 31, 2012	$0.31	$(0.40)	$—	$0.24	$0.21	$0.26	$0.24
Year ended December 31, 2011	$0.93	$(0.51)	$—	$0.92	$0.93	$1.01	$0.93

Note:

Shares outstanding:
March 31, 2012	21,192	3,617	—	22,157	6,199	24,957
December 31, 2011	21,148	3,621	—	22,113	6,193	24,913
Stockholders’ Equity
March 31, 2012	$556,834	$22,050	$—	$577,430	$113,942	$638,086
December 31, 2011	$553,365	$23,370	$—	$573,382	$112,070	$636,016

(1)              The pro forma combined book value per share of BHLB common stock is based on the pro forma combined common stockholders’ equity for the merged entities divided by total pro forma common shares of the combined entities.  CBT historical book value per share is based on common stockholders’ equity excluding preferred stock.

(2)              Pro forma dividends per share represent BHLB’s historical dividends per share for the quarter ended March 31, 2012.

(3)              The pro forma combined diluted net income from continuing operations per share of BHLB common stock is based on the pro forma combined diluted net income from continuing operations for the merged entities divided by total pro forma diluted common shares of the combined entities.

(4)              Greenpark was a privately held company, and the transaction included the acquisition of certain assets and assumption of certain liabilities, and therefore no equity or per share data is applicable on a historical basis.

(5)              The Pro Forma Beacon Equivalent Shares are calculated by multiplying the amounts in the BHLB/CBT/Beacon with Divestiture Pro Forma Combined Column by the 0.92 exchange ratio, which represents the number of shares of BHLB common stock a Beacon stockholder will receive for each share of Beacon stock owned which is exchanged for BHLB stock.

MARKET PRICE AND DIVIDEND INFORMATION

BHLB common stock is listed on the NASDAQ Global Select Market under the symbol “BHLB.”  Beacon common stock is listed on the NASDAQ Global Market under the symbol “BFED.”  The following table lists the high and low prices per share for BHLB common stock and Beacon common stock and the cash dividends declared by BHLB and Beacon for the periods indicated.

	BHLB Common Stock			Beacon Common Stock
	High	Low	Dividends	High	Low	Dividends

Quarter Ended

September 30, 2012 (through August 6, 2012)	$22.83	$21.19	$0.17	$20.25	$19.50	$0.07
June 30, 2012	$23.49	$20.15	$0.17	$19.90	$12.67	$0.07
March 31, 2012	$24.49	$21.03	$0.17	$14.25	$13.50	$0.07
December 31, 2011	$22.50	$17.56	$0.17	$14.00	$13.10	$0.07
September 30, 2011	$24.14	$17.11	$0.16	$13.95	$12.95	$0.05
June 30, 2011	$22.85	$20.45	$0.16	$14.59	$13.30	$0.05
March 31, 2011	$22.92	$20.68	$0.16	$14.90	$11.47	$0.05

December 31, 2010	$22.49	$17.90	$0.16	$11.80	$10.01	$0.05
September 30, 2010	$20.94	$17.08	$0.16	$10.63	$8.70	$0.05
June 30, 2010	$22.84	$16.81	$0.16	$9.50	$8.47	$0.05
March 31, 2010	$20.99	$16.20	$0.16	$9.04	$8.23	$0.05

You should obtain current market quotations for BHLB common stock, as the market price of BHLB common stock will fluctuate between the date of this document and the date on which the merger is completed, and thereafter. You can get these quotations from a newspaper, on the Internet or by calling your broker.

As of August 3, 2012, there were approximately 3,279 holders of record of BHLB common stock.  As of August 3, 2012, there were approximately 741 holders of record of Beacon common stock. These numbers do not reflect the number of persons or entities who may hold their stock in nominee or “street name” through brokerage firms.

Following the merger, the declaration of dividends will be at the discretion of BHLB’s board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of BHLB, applicable state law and government regulations and other factors deemed relevant by BHLB’s board of directors.

SPECIAL MEETING OF BEACON FEDERAL BANCORP, INC. SHAREHOLDERS

Date, Place, Time and Purpose

Beacon’s board of directors is sending you this document to request that you allow your shares of Beacon to be represented at the special meeting by the persons named in the enclosed proxy card.  At the special meeting, the Beacon board of directors will ask you to vote on a proposal to approve the merger agreement and a proposal regarding certain merger-related executive compensation arrangements. You may also be asked to vote to adjourn the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the meeting to approve the merger agreement.  The special meeting will be held at 6611 Manlius Center Road, East Syracuse, New York 13057 at 10:30 a.m., local time, on September 20, 2012.

Who Can Vote at the Meeting

You are entitled to vote if the records of Beacon show that you held shares of Beacon common stock as of the close of business on August 3, 2012.  As of the close of business on that date, a total of 6,203,900 shares of Beacon common stock were outstanding.  Each share of common stock has one vote.  If you are a beneficial owner of shares of Beacon common stock held by a broker, bank or other nominee (i.e., in “street name”) and you want to vote your shares in person at the meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.

Quorum; Vote Required

The special meeting will conduct business only if a majority of the outstanding shares of Beacon common stock entitled to vote is represented in person or by proxy at the meeting.  If you return valid proxy instructions or attend the meeting in person, your shares will be counted for purposes of determining whether there is a quorum, even if you abstain from voting.  Broker non-votes also will be counted for purposes of determining the existence of a quorum.  A broker non-vote occurs when a broker, bank or other nominee holding shares of Beacon common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Proposal 1:  Approval of the merger agreement.  Approval of the merger agreement will require the affirmative vote of a majority of the outstanding shares of Beacon common stock entitled to vote at the meeting.  Failure to return a properly executed proxy card or to vote in person will have the same effect as a vote against the merger agreement.  Broker non-votes and abstentions from voting will have the same effect as voting against the merger agreement.

Proposal 2: Approval, on an advisory, non-binding basis, of certain merger-related executive compensation arrangements. Approval of certain merger-related executive compensation arrangements will require the affirmative vote of a majority of the votes cast at the meeting.  Failure to return a properly executed proxy card or to vote in person will have no effect on the outcome of the vote on the merger-related executive compensation arrangements.  Broker non-votes and abstentions from voting will have no effect on the outcome of the vote.

Proposal 3:  Adjourn the special meeting if necessary to permit further solicitation of proxies.  Approval of the proposal to adjourn the special meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement will require the affirmative vote of a majority of the votes cast at the meeting.  Failure to return a properly executed proxy card or to vote in person will have no effect on the outcome of the vote on the adjournment.  Broker non-votes and abstentions from voting will no effect on the outcome of the vote on the adjournment.

Shares Held by Beacon Officers and Directors and by BHLB

As of August 3, 2012, directors and executive officers of Beacon beneficially owned 440,512 shares of Beacon common stock, not including shares that may be acquired upon the exercise of stock options.  This equals 7.1% of the outstanding shares of Beacon common stock.  The directors and executive officers of Beacon have agreed to vote their shares in favor of the merger at the special meeting.  As of the same date, BHLB and its subsidiaries and its directors and executive officers owned no shares of Beacon common stock.

Voting and Revocability of Proxies

You may vote in person at the special meeting or by proxy. To ensure your representation at the special meeting, Beacon recommends that you vote by proxy even if you plan to attend the special meeting. You can always change your vote at the special meeting.

Beacon shareholders whose shares are held in “street name” by their broker, bank or other nominee must follow the instructions provided by their broker, bank or other nominee to vote their shares.  Your broker or bank may allow you to deliver your voting instructions via the telephone or the Internet.

Voting instructions are included on your proxy form. If you properly complete and timely submit your proxy, your shares will be voted as you have directed. You may vote for, against, or abstain with respect to the approval of the merger agreement, the approval, by a non-binding advisory vote, of certain merger-related executive compensation arrangements for Beacon’s named executive officers in connection with the merger and the proposal to adjourn the meeting.  If you are the record holder of your shares of Beacon common stock and submit your proxy without specifying a voting instruction, your shares of Beacon common stock will be voted “FOR” the proposal to adopt the merger agreement, “FOR” the non-binding proposal regarding certain merger-related executive compensation arrangements and “FOR” the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.  Beacon’s board of directors recommends a vote “FOR” approval of the merger agreement, “FOR” the non-binding proposal regarding certain merger-related executive compensation arrangements and “FOR” approval of the proposal to adjourn the meeting if necessary to permit further solicitation of proxies on the proposal to approve the merger agreement.

You may revoke your proxy before it is voted by:

•                  filing with the Corporate Secretary of Beacon a duly executed revocation of proxy;

•                  submitting a new proxy with a later date; or

•                  voting in person at the special meeting.

Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communication with respect to the revocation of proxies should be addressed to:

Beacon Federal Bancorp, Inc.

Darren T. Crossett, Corporate Secretary

6611 Manlius Center Road

East Syracuse, New York 13057

If any matters not described in this document are properly presented at the special meeting, the persons named in the proxy card will use their own judgment to determine how to vote your shares.  Beacon does not know of any other matters to be presented at the meeting.

Solicitation of Proxies

Beacon will pay for this proxy solicitation. In addition to soliciting proxies by mail, Phoenix Advisory Partners, a proxy solicitation firm, will assist Beacon in soliciting proxies for the special meeting.  Beacon will pay $5,500, plus $4.50 per call made for these services.  Beacon will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.  Additionally, directors, officers and employees of Beacon may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies.

NO DISSENTERS’ RIGHTS

Beacon shareholders do not have dissenters’ rights under Maryland law since the Beacon articles of incorporation provide that the holders of Beacon common stock are not entitled to exercise the rights of an objecting stockholder.

Appraisal rights are statutory rights that, if available under law, enable shareholders to object from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Under Maryland law, a corporation may eliminate appraisal rights for one or more classes of stock by explicitly denying appraisal rights in its articles of incorporation.  Beacon’s articles of incorporation provides that holders of Beacon stock are not entitled to exercise the rights of an objecting stockholder, as that term is defined by Maryland law.  Accordingly, shareholders of Beacon common stock are not entitled to appraisal rights in connection with the proposed transaction.

DESCRIPTION OF THE MERGER (PROPOSAL 1)

The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. You should read the merger agreement completely and carefully as it, rather than this description, is the legal document that governs the merger.

General

The merger agreement provides for the merger of Beacon with and into BHLB, with BHLB as the surviving entity.  Additionally, Beacon Federal will merge with and into Berkshire Bank, with Berkshire Bank as the surviving entity.

Background of the Merger

The management and board of directors of Beacon regularly review Beacon’s strategic and financial prospects, and have from time to time considered various opportunities for increasing the long-term value for Beacon’s shareholders.  In March 2012, management and the board of directors requested that Keefe, Bruyette & Woods, Inc. (“KBW”) make a presentation to them covering various topics, including the economy and how economic and other factors are affecting Beacon’s current and long-term profitability.  The downward pressure on Beacon’s earnings from increases in non-interest expenses and decreases in net interest margin were discussed, as well as the negative impact the elevated level of non-performing assets was having on Beacon’s earnings.  Beacon’s board of directors acknowledged that management would need to devote substantial time to managing Beacon’s non-performing assets and other issues that were negatively affecting Beacon’s performance and that these factors would likely restrict Beacon’s ability to grow.  Strategic alternatives available to Beacon for increasing long-term shareholder value were discussed, including prospects for whole bank and/or branch acquisitions.  KBW also addressed the potential sale of Beacon.  KBW’s presentation included a cash flow analysis of whether Beacon shareholders would receive greater value if Beacon waited five years to sell compared to pursuing a sale now.  That analysis indicated that waiting to be acquired would not enable Beacon to produce a greater return for shareholders.

On March 22, 2012, the board of directors met to discuss the information that had been presented by KBW.  The board considered the advantages and disadvantages to seeking indications of interest from potential acquirers.  The board of directors reached a unanimous decision to engage KBW to assist in the process for identifying potential acquirers and obtaining non-binding indications of interest.

On April 6, 2012, Beacon entered into a written engagement letter with KBW to act as its financial adviser for a potential sale of the company.  It was agreed that KBW would control the process and that all communications with potential acquirers would be handled solely by KBW.  It was also decided that because Beacon had two branch offices in Tennessee, which are geographically separated from Beacon’s branches in New York and Massachusetts and which may not be attractive to potential acquirers located in New England, the Tennessee branch offices should be marketed separately.  Accordingly, KBW began making calls in the Tennessee region to market Beacon’s Tennessee branch offices.

Thereafter, on April 12, 2012, the board of directors met to discuss the institutions KBW had identified as potential merger partners.  KBW identified eight potential acquirers based upon their size, geographic locations and likelihood of possible interest.  The possibility of adding larger regional and national banks to the list of potential acquirers was discussed, and it was agreed that two larger banks that operate in Beacon’s market area should be added to the list.  The board of directors discussed the process of approaching potential interested institutions and authorized KBW to approach ten institutions to determine if they would be interested in a possible business combination with Beacon.

Between April 16 and 19, 2012, KBW contacted ten institutions regarding a potential business combination with Beacon.

On April 17, 2012, BHLB entered into a confidentiality agreement with Beacon.  On April 18, 2012, Beacon entered into a confidentiality agreement with a second institution and on April 19, 2012, two additional institutions entered into confidential agreements with Beacon.  Of the six other institutions contacted, one expressed no interest due to other expansion efforts already underway, one was preoccupied with internal operations and four expressed no interest.  On April 23, 2012, KBW provided access to Beacon’s virtual data room to the four institutions that had signed confidentiality agreements.

On May 9, 2012, BHLB sent a preliminary indication of interest in Beacon to KBW, indicating a willingness to acquire Beacon in exchange for a mixed consideration of 50% cash and 50% stock with a range of value of $19.00 — $21.50 per Beacon share.  One board position would be made available and a termination fee of five percent of the transaction value would be required.

On May 9, 2012, KBW met with Beacon’s board of directors to discuss the nonbinding indication of interest from BHLB.  The value of Beacon’s Tennessee and Massachusetts branch offices and the impact those offices had in the potential acquirers’ interest in Beacon was discussed.  KBW advised that one other party who had signed a confidentiality agreement and had viewed the virtual data room remained interested in the upstate New York part of Beacon’s franchise but was not interested in the Tennessee and Massachusetts offices and therefore informed KBW that it would only submit a written non-binding letter of interest if it could exclude these offices.  This party reiterated that if Beacon was interested in considering offers for a portion of its franchise they would have an interest in the New York branches.  KBW discussed this possibility.  KBW expressed its view that due to a deposit and loan mismatch and potential markdowns on loans, particularly on loans in the Tennessee branch offices, it was likely Beacon would net no value, and possibly incur a loss, on the sale of those branches, and receive a very modest profit on the Massachusetts branch.  Based upon KBW’s presentation, it was agreed that Beacon would be able to create greater value for its shareholders by selling the whole franchise to one buyer as opposed to selling off portions of the franchise to different buyers.

KBW provided an update regarding the other two institutions that had executed confidentiality agreements.  One had determined that their modeling reflected they would not likely be able to submit a competitive offer, and therefore declined to submit an offer.  The other institution was focused on internal issues and not willing to submit an offer.  KBW then presented an overview of BHLB and a financial analysis of the proposed offer.  Beacon’s board of directors voted to meet the following day to further discuss BHLB’s expression of interest.

On May 10, 2012, Beacon’s board of directors met again to discuss the BHLB offer.  In addition to discussing the BHLB offer, the board reviewed the possibility of selling the Tennessee and Massachusetts branches.  The board also addressed the possibility of remaining independent.  Management shared a pro forma financial analysis that reflected that given Beacon’s shrinking net interest margin, declining loan demand, increased regulatory pressures, restrictions on non-interest income and other factors, it would be a challenge for Beacon to achieve a per share book value within a three year timeframe equivalent to BHLB’s offer.  Beacon’s board of directors voted to allow BHLB to conduct additional and on-site due diligence.

Between May 15 and 16, 2012, BHLB conducted on-site due diligence on Beacon.

On May 18, 2012, the Board and senior management met by conference call to discuss BHLB’s indication of interest.  Senior management provided an update on the discussions KBW had with BHLB and the other institutions that had expressed interest.  Senior management stated that KBW advised that it was continuing to review several issues, including the termination fee BHLB would likely require, and incentives that may be available to encourage essential employees to stay with Beacon through the pendency of the merger, among other issues.

The Board and management then discussed many factors that made BHLB an attractive acquirer, including that the offer was above tangible book value and at a premium to the current trading price, BHLB had a management and banking approach similar to Beacon’s, BHLB was financially strong, which made the board feel positive about accepting 50 percent of the merger consideration in BHLB stock, BHLB’s willingness to accept the whole franchise, including Beacon’s Tennessee and Massachusetts branches, BHLB’s continued interest in spite of Beacon’s level of non-performing assets and other issues negatively affecting Beacon’s performance and ability to grow, and BHLB’s willingness to employ many of Beacon’s employees and offer of severance payments to employees who are not retained.  Management then advised the board regarding its conversations with KBW regarding the other three potential bidders.  KBW had advised that one institution continued to be unwilling to make an offer because management was focused on other issues and was not able to devote time to a merger, one did not believe they could make a competitive offer, and one continued to be interested solely in the New York offices.

On May 22, 2012, BHLB sent a revised indication of interest in Beacon to KBW indicating a willingness to acquire all of the outstanding shares of common stock of Beacon through a transaction involving a mixed consideration of 50% cash and 50% stock with $10.25 per share for the cash consideration and a fixed exchange ratio of 0.4426 for the stock consideration, which had an implied value of $20.25 per Beacon share.

On May 24, 2012, KBW met with Beacon’s board of directors to discuss the revised indication of interest from BHLB and presented updated overview materials about BHLB and the value of BHLB’s offer to shareholders.  After consideration of such information and the ability of BHLB to consummate a merger transaction and successfully integrate a merger, including BHLB’s recent experience integrating institutions it has acquired, Beacon’s board voted to proceed with a transaction with BHLB.  Beacon’s board requested that Beacon’s shareholders be able to elect the form of consideration they receive.  In addition, the board requested that KBW explore an increase in the exchange ratio to reflect recent movements in BHLB’s stock price.  The five percent termination fee BHLB had requested was also discussed.

On May 25, 2012 KBW reported that BHLB agreed to permit Beacon shareholders to elect cash or stock, subject to a maximum of 50% of Beacon’s stock being exchanged for BHLB stock.  In addition, KBW reported that BHLB agreed to increase the exchange ratio to 0.92, or $20.50 per share on May 25, 2012.  A termination fee of four percent of the transaction value was also agreed to.  After substantial discussion, the Board agreed on May 25, 2012 that Beacon’s chief executive officer should communicate the board’s decision to accept BHLB’s revised terms to the chief executive officer of BHLB.

On May 30, 2012, Beacon conducted reverse due diligence on BHLB.

From May 23 to May 31, 2012, Beacon and its advisors reviewed and negotiated the terms of the Agreement and Plan of Merger and related documents with Beacon and its advisors.

On May 31, 2012, the Beacon board of directors met to review presentations by its legal counsel, Kilpatrick Townsend & Stockton LLP, and by KBW, which included, among other matters, commercial, financial and corporate information on BHLB and Beacon, each entity’s historical stock price and performance, and valuation methodologies and analyses of the consideration offered by BHLB.  Following the presentations, the board of directors engaged in discussions about the proposed transaction, the proposed merger agreement and other transaction documents and the effect of the transaction on the customers and employees of Beacon.  Members of the board of directors asked questions of Beacon’s outside legal and financial advisors about the proposed transaction and their fiduciary duties to shareholders.  After further reviewing the consideration per share offered by BHLB and after giving consideration to the other factors described under “—Beacon’s Reasons for the Merger,” the members of the board of directors of Beacon unanimously voted to approve the merger agreement.

The transaction was announced after the close of the stock markets on the afternoon of May 31, 2012.

See “—Opinion of Beacon’s Financial Advisor” for a description of the fees KBW will receive for its services to Beacon in connection with the merger.

Beacon’s Reasons for the Merger

In reaching the conclusion that the agreement and plan of merger is in the best interests of and advisable for Beacon and its shareholders, and in approving the agreement and plan of merger, the board of directors of Beacon consulted with senior management, its legal counsel, Kilpatrick Townsend & Stockton LLP, its financial advisor, KBW, and considered a number of factors, including, among others, the following, which are not presented in order of priority:

•                                          the business strategy and strategic plan of Beacon, its prospects for the future, projected financial results;

•                                          a review of the risks and prospects of Beacon remaining independent, including the uncertainty regarding the potential for higher capital requirements and an increase in the cost of regulatory compliance as a consequence of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations implementing that Act, versus aligning Beacon with a well capitalized, well run larger organization;

•                                          the consideration offered by BHLB represents a 56.8% premium over the market value of Beacon’s common stock as of the day prior to the date of the agreement and plan of merger;

•                                          Beacon shareholders will have the choice of receiving BHLB common stock for a portion of their shares of Beacon common stock, enabling them to participate in any growth opportunities of the combined company;

•                                          the consideration offered by BHLB exceeds the value that Beacon could reasonably expect to achieve in the foreseeable or near future;

•                                          Beacon’s management faces significant challenges to grow Beacon’s franchise and enhance shareholder value given current market conditions, interest rate pressure, decreasing fee income and its asset quality;

•                                          the merger consideration offered by BHLB equaled or exceed the consideration that could reasonably be expected from other potential acquirers with apparent ability to consummate the acquisition of Beacon;

•                                          the ability of BHLB to pay the merger consideration and the strength and recent performance of the BHLB’s currency;

•                                          the ability of BHLB to execute a merger transaction from a financial and regulatory perspective and its recent history of being able to successfully integrate merged institutions into its existing franchise

•                                          the willingness of BHLB to acquire Beacon and work with Beacon to sell its Tennessee branch offices contemporaneously with BHLB’s acquisition of Beacon;

•                                          the geographic fit and increased customer convenience of the branch networks of BHLB;

•                                          the anticipated effect of the acquisition on Beacon’s employees (including the fact that BHLB anticipates offering employment to many of the employees of Beacon following the consummation of the merger and that Beacon employees who do not continue as employees of BHLB will be entitled to severance benefits);

•                                          the effect on Beacon’s customers and the communities served by Beacon;

•                                          the terms of the agreement and plan of merger, including the representations and warranties of the parties, the covenants, the consideration, the benefits to Beacon’s employees and the absence of burdensome contingencies in the merger agreement;

•                                          the likelihood of expeditiously obtaining the necessary regulatory approval without unusual or burdensome conditions;

•                                          the long-term and short-term interests of Beacon and its shareholders, the interests of the employees, customers, creditors and suppliers of Beacon, and community and societal considerations, including those of the communities in which Beacon maintains offices; and

•                                          the merger will generally allow shareholders to defer recognition of taxable gain, to the extent they receive Berkshire Bank common stock.

Based on the factors described above, the board of directors of Beacon determined that the merger with BHLB would be advisable and in the best interests of Beacon shareholders and other constituencies and unanimously approved the agreement and plan of merger.

Opinion of Beacon’s Financial Advisor

In April 2012, Beacon engaged KBW to render financial advisory and investment banking services to Beacon.  KBW agreed to assist Beacon in assessing the fairness, from a financial point of view, of the merger with BHLB to the shareholders of Beacon. Beacon selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with Beacon and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, a representative of KBW attended the meeting of the Beacon board held on May 31, 2012, at which the Beacon board evaluated the proposed merger with BHLB. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion that, as of such date, the exchange ratio and cash consideration offered to Beacon shareholders in the merger was fair from a financial point of view.  The Beacon board approved the merger agreement at this meeting.

The full text of KBW’s written opinion is attached as Annex B to this document and is incorporated herein by reference.  Beacon shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW.  The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion.  The opinion is directed to the Beacon Board and addresses only the fairness, from a financial point of view, of the consideration offered to the Beacon shareholders.  It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any Beacon shareholder as to how the shareholder should vote at the Beacon special meeting on the merger or any related matter.

In rendering its opinion, KBW:

•                  reviewed, among other things,

•                  the merger agreement;

•                  audited financials for each of the three fiscal years ended December 31, 2011 of Beacon and its subsidiaries;

•                  the annual reports to stockholders and Annual Report on Form 10-K for the year ended December 31, 2011 of BHLB;

•                  certain interim reports to stockholders and the Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2012 of Beacon, and certain interim reports to stockholders and the Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2012 of BHLB and certain other communications from Beacon and BHLB to their respective stockholders; and

•                  other financial information concerning the business and operations of Beacon and BHLB, including its business plan and financial projections, furnished to KBW by Beacon and BHLB for purposes of KBW’s analysis.

•                  held discussions with members of senior management of Beacon and BHLB regarding

•                  past and current business operations;

•                  regulatory relations;

•                  financial condition; and

•                  future prospects of their respective companies.

•                  compared certain financial and stock market information for Beacon and BHLB with similar information for certain other companies the securities of which are publicly traded;

•                  reviewed the financial terms of certain recent business combinations in the banking industry; and

•                  performed other studies and analyses that it considered appropriate.

In conducting its review and arriving at our opinion, KBW relied upon the accuracy and completeness of all of the financial and other information provided to or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy.  KBW relied upon the management of Beacon and BHLB as to the reasonableness and achievability of the financial and operating forecasts and projections included for the current year for both Beacon and BHLB and for Beacon, the subsequent two years (and the assumptions and bases therefore) provided to KBW. KBW assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.  KBW assumed, without independent verification, that the aggregate allowance for loan and lease losses for Beacon and BHLB are adequate to cover those losses.  KBW did not make or obtain any evaluations or appraisals of the property of Beacon or BHLB, nor did it examine any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by Beacon’s and BHLB’s senior management teams. Beacon and BHLB do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger.  As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions.  Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•                  the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the merger consideration;

•                  the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•                  each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•                  all conditions to the completion of the merger will be satisfied without any waivers; and

•                  in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for using the accounting standards for business combinations under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.  KBW’s opinion is not an expression of an opinion as to the prices at which shares of Beacon common stock or shares of BHLB common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Beacon and BHLB.  Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.  In addition, the KBW opinion was among several factors taken into consideration by the Beacon board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Beacon board with respect to the fairness of the consideration.

The following is a summary of the material analyses presented by KBW to the Beacon board on May 31, 2012, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the Beacon board, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal.  Pursuant to the terms of the Agreement, each outstanding share of common stock, par value $0.01 per share, of Beacon will be converted as follows: 50% of the outstanding Beacon shares will be exchanged for BHLB shares at a fixed exchange ratio of 0.92 shares for each Beacon share, while the remaining 50% of Beacon shares will be exchanged for cash in the amount of $20.50 per share.  The transaction is valued at $20.35 per Beacon share, based on the $21.96 BHLB closing stock price on May 30, 201, the day before the announcement of the transaction.

Selected Companies Analysis.  Using publicly available information, KBW compared the financial performance, financial condition and market performance of Beacon and BHLB to the following depository institutions that KBW considered comparable to Beacon and BHLB.

KBW compared Beacon to publicly traded thrifts headquartered in the Mid-Atlantic and New England Regions with total assets between $500 million and $1.5 billion, tangible common equity/tangible assets greater than 10% and core ROAA less than 1%. Companies included in Beacon’s peer group were:

ESSA Bancorp, Inc.	ENB Financial Corp.
Cape Bancorp, Inc.	TF Financial Corporation
Fox Chase Bancorp, Inc.	Colonial Financial Services Inc.
Berkshire Bancorp, Inc.	Community National Bank
FNB Bancorp, Inc.	Bancorp of New Jersey, Inc.

KBW compared BHLB to publicly traded banks and thrifts headquartered in the Mid-Atlantic Region with total assets between $3 billion and $9 billion, Core ROAA greater than 0.50%, and NPAs/Assets less than 3%. Companies included in BHLB’s peer group were:

National Penn Bancshares, Inc.	WSFS Financial Corporation
CapitalSource Inc.	TrustCo Bank Corp NY
Northwest Bancshares, Inc.	S&T Bancorp, Inc.
Provident Financial Services, Inc.	Dime Community Bancshares, Inc.
Community Bank System, Inc.	Sandy Spring Bancorp, Inc.
First Commonwealth Financial Corp.	Tompkins Financial Corporation
NBT Bancorp, Inc.	Provident New York Bancorp

To perform this analysis, KBW used financial information as of the most recent period, three months period ended March 31, 2012.  Market price information was as of May 30, 2012.  Certain financial data prepared by KBW, and as referenced in the tables presented below may not correspond to the data presented in Beacon’s and BHLB’s historical financial statements, as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning Beacon’s and BHLB’s financial condition:

	Beacon	Beacon Peer Group Minimum	Beacon Peer Group Maximum
Core Return on Average Assets (1)	0.51%	0.09%	0.96%
Core Return on Average Equity (1)	4.68%	0.78%	9.10%
Net Interest Margin	2.81%	2.60%	3.77%
Efficiency Ratio	69.60%	55.94%	79.13%

	BHLB	BHLB Peer Group Minimum	BHLB Peer Group Maximum
Core Return on Average Assets (1)	1.01%	0.53%	1.25%
Core Return on Average Equity (1)	7.27%	3.83%	11.35%
Net Interest Margin	3.60%	3.22%	5.25%
Efficiency Ratio	58.89%	43.75%	69.02%

(1) Core income excludes extraordinary items, non-recurring items and gains/losses on sale of securities.

	Beacon	Beacon Peer Group Minimum	Beacon Peer Group Maximum
Tangible Common Equity / Tangible Assets	11.12%	10.40%	18.41%
Total Capital Ratio	15.29%	14.11%	38.70%
Loan Loss Reserve / Loans	1.81%	0.96%	5.51%
Adj. Nonperforming Assets/Assets	4.00%	0.24%	4.37%
Last Twelve Months Net Charge-Offs / Average Loans	3.02%	0.00%	4.59%

	BHLB	BHLB Peer Group Minimum	BHLB Peer Group Maximum
Tangible Common Equity / Tangible Assets	8.79%	7.14%	15.97%
Total Capital Ratio	11.56%	11.62%	20.01%
Loan Loss Reserve / Loans	1.07%	0.57%	2.54%
Adj. Nonperforming Assets / Assets	0.57%	0.45%	2.72%
Last Twelve Months Net Charge-Offs / Average Loans	0.24%	0.24%	1.31%

KBW’s analysis showed the following concerning Beacon’s and BHLB’s market performance:

	Beacon	Beacon Peer Group Minimum	Beacon Peer Group Maximum
Stock Price / Book Value per Share	0.74x	0.73x	1.10x
Stock Price / Tangible Book Value per Share	0.74x	0.73x	1.10x
Stock Price / 2012 Earnings Estimate	16.27x	24.85x	32.09x
Dividend Yield	2.05%	0.00%	3.90%
Last Twelve Months Dividend Payout Ratio	50.45x	0.00%	49.70%

	BHLB	BHLB Peer Group Minimum	BHLB Peer Group Maximum
Stock Price / Book Value per Share	0.84x	0.67x	1.40x
Stock Price / Tangible Book Value per Share	1.39x	1.03x	2.06x
Stock Price /2012 Earnings Estimate	11.48x	10.43x	17.33x
Dividend Yield	3.10%	0.64%	5.10%
Last Twelve Months Dividend Payout Ratio	37.10%	23.08%	98.65%

Comparable Transaction Analysis.  KBW reviewed publicly available information related to select comparably sized acquisitions of banks and bank holding companies as well as thrifts and thrift holding companies with assets between $500 million and $2 billion in the United States announced since 2009. The transactions included in the groups were:

Acquiror	Acquiree

Tomkins Financial Corporation	VIST Financial Corp
F.N.B Corporation	Parkvale Financial Corporation
Bank United, Inc.	Herald National Bank
Valley National Bancorp	State Bancorp, Inc.
Susquehanna Bancshares, Inc.	Abington Bancorp, Inc.
Community Bank Systems, Inc.	Wilbur Corporation
F.N.B. Corporation	Comm Bancorp, Inc.
Kearny Financial Corp.	Central Jersey Bancorp
Donegal Financial Services Corp.	Union National Financial Corp.
Tower Bancorp, Inc.	First Cheser County Corp.
Bryn Mawr Bank Corporation	First Keystone Financial Inc.
BCB Bancorp, Inc.	Pamrapo Bancorp, Inc.

Transaction multiples for the merger were derived from an offer price of $20.35 per share for Beacon. For each precedent transaction, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•                  book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition.

•                  tangible book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition.

•                  To last twelve months earnings per share based on the latest publicly available financial statements of the company prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	BHLB / Beacon Merger	Comparable Transactions Minimum	Comparable Transactions Maximum
Book Value	110.7%	71.2%	188.2%
Tangible Book Value	110.7%	82.6%	197.6%
Price/LTM Earnings per Share	22.6x	13.3x	32.4x

No company or transaction used as a comparison in the above analysis is identical to Beacon, BHLB or the merger.  Accordingly, an analysis of these results is not mathematical.  Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Contribution Analysis. KBW analyzed the relative contribution of BHLB and Beacon to the pro forma balance sheet of the combined entity, including assets, gross loans held for investment, deposits, and tangible common equity. KBW compared the relative contribution of balance sheet for the period ending March 31, 2012, which did not include any estimated purchase accounting adjustments, and the estimated pro forma ownership for BHLB based on 50% of Beacon shares exchanged for 0.92 BHLB shares and 50% of Beacon shares exchanged for $10.50 in cash.  The results of KBW’s analysis are set forth in the following table:

	BHLB	BEACON
Assets	79.7%	20.3%
Gross Loans	79.9%	20.1%
Deposits	82.5%	17.5%
Tangible Common Equity	74.6%	25.4%
Ownership at 50% Cash / 50% Stock	88.1%	11.9%

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of Beacon and BHLB.  Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of BHLB.  In the course of this analysis, KBW used earnings estimates for BHLB and Beacon for 2013 and 2014 from a nationally recognized earnings estimate consolidator.  This analysis indicated that the merger is expected to be 1.8% dilutive to BHLB’s estimated earnings per share in 2013 and 0.6% dilutive for 2014, although KBW reviewed BHLB’s projections, which indicated the merger was expected to be accretive during those periods.  The analysis also indicated that the merger is expected to be dilutive to book value per share and to tangible book value per share for BHLB and that BHLB would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by BHLB following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that Beacon could provide to equity holders through 2016 on a stand-alone basis.  In performing this analysis, KBW used management’s earnings estimates for Beacon for 2012 through 2016, and assumed discount rates ranging from 8.0% to 12.0%.  To determine the range of discount rates to utilize, KBW used the capital asset pricing model implied cost of capital (“CAPM”) as a focal point.  The CAPM includes an expected market return (as provided by Ibbotson Associates, a nationally recognized provider of this data) of 6.6%, which is then multiplied by Beacon adjusted beta of 0.22% resulting in an equity risk premium of 1.55%.  The CAPM formula then adds the risk free rate of the 10 year treasury (as of May 30, 2012) of 1.6% and a micro-cap size premium of 6.1% (as provided again by Ibbotson Associates) to result in a CAPM Implied Cost of Equity Capital of 9.2%, the focal point for the discount rate range.  The range of values was determined by adding (1) the present value of projected cash flows to Beacon shareholders from 2012 to 2016 and (2) applied a terminal multiple to 2016 earnings.  In determining cash flows available to shareholders, KBW assumed that Beacon would maintain a tangible common equity / tangible asset ratio of 7.00% and would retain sufficient earnings to maintain that level.  Any earnings in excess of what would need to be retained represented dividendable cash flows for Beacon.  In calculating the terminal value of Beacon, KBW applied multiples ranging from 9.0 times to 15.0 times 2017 forecasted earnings.  This resulted in a range of values of Beacon from $13.20 to $16.57 per share.  KBW stated that the discounted cash flow present value analysis is a widely used valuation methodology but noted that it relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates.  The analysis did not purport to be indicative of the actual values or expected values of Beacon, including the benefits that might be expected in the value of Beacon’s operations as a result of a merger.

Other Analyses.  KBW reviewed the relative financial and market performance of Beacon and BHLB to a variety of relevant industry peer groups and indices.  KBW also reviewed earnings estimates, balance sheet composition, historical stock performance and other financial data for BHLB.

The Beacon board has retained KBW as an independent contractor to act as financial adviser to Beacon regarding the merger.  As part of its investment banking business, KBW is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, Beacon and BHLB.  As a market maker in securities KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of Beacon and BHLB for KBW’s own account and for the accounts of its customers.

Beacon and KBW have entered into an agreement relating to the services to be provided by KBW in connection with the merger. Beacon has paid KBW a cash fee of $100,000 concurrently with the rendering of the Fairness Opinion relating to the Transaction.  Additionally, Beacon has agreed to pay to KBW at the time of closing of the transaction a cash fee equal to 1.00% of the aggregate consideration offered in exchange for the outstanding shares of common stock of Beacon in the merger.  Pursuant to the KBW engagement agreement, Beacon also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify against certain liabilities, including liabilities under the federal securities laws. During the two years preceding the date of its opinion to Beacon, KBW has not received compensation for investment banking services from neither Beacon nor BHLB for the past two years.

Consideration to be Received in the Merger

When the merger becomes effective, each share of Beacon common stock issued and outstanding immediately before the completion of the merger will automatically be converted into the right to receive, at the holder’s election, either (a) $20.50 in cash without interest, (b) 0.92 shares of BHLB common stock and cash instead of fractional shares, or (c) a mixture of cash and BHLB common stock subject to the allocation restrictions discussed below.

Although shareholders of Beacon are being given the choice of whether to receive cash or BHLB common stock in exchange for their shares of Beacon common stock, all cash and stock elections will be subject to the allocation and proration procedures as well as other provisions in the merger agreement such that the aggregate merger consideration to be paid by BHLB will be in the form of 50% BHLB common stock and 50% in cash.

If BHLB declares a stock dividend or distribution on shares of its common stock or subdivides, splits, reclassifies or combines the shares of BHLB common stock prior to the effective time of the merger, then the exchange ratio will be adjusted to provide Beacon shareholders with the same economic effect as contemplated by the merger agreement prior to any of these events.

Beacon shareholders will not receive fractional shares of BHLB common stock. Instead, Beacon shareholders will receive a cash payment for any fractional shares in an amount equal to the product of (i) the fraction of a share of BHLB common stock to which such shareholder is entitled multiplied by (ii) the average of the daily closing sales price of BHLB common stock for the five consecutive trading days immediately preceding the closing date of the merger.

Treatment of Beacon Stock Options

Each stock option issued under the Beacon stock option plan that is outstanding and unexercised immediately before the completion of the merger will be converted into an option to purchase BHLB common stock, on the same terms and conditions as were applicable under the Beacon stock option plan.  The number of shares of BHLB common stock subject to each such converted stock option will be equal to the product obtained by multiplying (i) the number of shares of Beacon common stock subject to the applicable Beacon stock option by the exchange ratio of 0.92, and by dividing (x) the exercise price per Beacon stock option by (y) the exchange ratio of 0.92.

Cash or Stock Election

Under the terms of the merger agreement, Beacon shareholders may elect to convert their shares into cash, BHLB common stock or a mixture of cash and BHLB common stock.  All elections of Beacon shareholders are further subject to the allocation and proration procedures described in the merger agreement.  These procedures provide that 50% of the outstanding shares will be converted into BHLB common stock at a fixed exchange ratio of 0.92 BHLB common stock and the remaining 50% of the outstanding Beacon shares will be exchanged for cash in the amount of $20.50 per Beacon share.  Neither BHLB nor Beacon is making any recommendation as to whether Beacon shareholders should participate in or elect to receive cash or BHLB common stock in the merger, and no officer, employee or director of Beacon or BHLB is authorized to make such a recommendation.  Holders of Beacon common stock must make their own decisions with respect to such election.

It is unlikely that elections will be made in the exact proportions provided for in the merger agreement.  As a result, the merger agreement describes procedures to be followed if Beacon shareholders in the aggregate elect to receive more or less of the BHLB common stock than BHLB has agreed to issue. These procedures are summarized below.

•                                          If Stock Is Oversubscribed:  If Beacon shareholders elect to receive more BHLB common stock than BHLB has agreed to issue in the merger, then all Beacon shareholders who have elected to receive cash or who have made no election will receive cash for their Beacon shares and all shareholders who elected to receive BHLB common stock will receive a pro rata portion of the available BHLB shares plus cash for those shares not converted into BHLB common stock.

•                                        If Stock Is Undersubscribed: If Beacon shareholders elect to receive fewer shares of BHLB common stock than BHLB has agreed to issue in the merger, then all Beacon shareholders who have elected to receive BHLB common stock will receive BHLB common stock and those shareholders who elected to receive cash or who have made no election will be treated in the following manner:

•                                          If the number of shares held by Beacon shareholders who have made no election is sufficient to make up the shortfall in the number of BHLB shares that BHLB is required to issue, then all Beacon shareholders who elected cash will receive cash and those shareholders who made no election will receive both cash and BHLB common stock in whatever proportion is necessary to make up the shortfall.

•                                          If the number of shares held by Beacon shareholders who have made no election is insufficient to make up the shortfall, then all Beacon shareholders who made no election will receive BHLB common stock and those Beacon shareholders who elected to receive cash will receive cash and BHLB common stock in whatever proportion is necessary to make up the shortfall.

Notwithstanding these rules, as described under “—Material Tax Consequences of the Merger,” it may be necessary for BHLB to reduce the number of shares of Beacon common stock that will be converted into the right to receive cash and correspondingly increase the number of shares of Beacon common stock that will be converted into BHLB common stock.  If this adjustment is necessary, shareholders who elect to receive cash or a mixture of cash and stock may be required on a pro rata basis to receive a greater amount of BHLB common stock than they otherwise would have received.

No guarantee can be made that Beacon shareholders will receive the amounts of cash and/or stock they elect.  As a result of the allocation procedures and other limitations outlined in this document and in the merger agreement, Beacon shareholders may receive BHLB common stock or cash in amounts that vary from the amounts they elect to receive.

Election Procedures; Surrender of Stock Certificates

An election form will be provided under separate cover to holders of shares of Beacon common stock.  Each election form entitles the holder of the Beacon common stock to elect to receive cash, BHLB common stock, or a combination of cash and stock, or make no election with respect to the merger consideration he or she wishes to receive.

To make an effective election, Beacon shareholders must submit a properly completed election form, along with their Beacon stock certificates representing all shares of Beacon common stock covered by the election form (or an appropriate guarantee of delivery), to Registrar and Transfer Company on or before 5:00 p.m., Eastern Time, on the date specified on the election form.  Beacon shareholders who hold their shares of Beacon common stock in “street name” should contact their brokers in advance to discuss the election process.  Registrar and Transfer Company will act as exchange agent in the merger and in that role will process the exchange of Beacon stock certificates for cash and/or BHLB common stock.  The exchange agent will allocate cash and BHLB common stock among Beacon shareholders, consistent with their elections and the allocation and proration procedures.  If Beacon shareholders do not submit an election form, Beacon shareholders will receive instructions from the exchange agent on where to surrender their Beacon stock certificates after the merger is completed.  In any event, Beacon shareholders should not forward their Beacon stock certificates with their proxy cards.

Beacon shareholders may change their election at any time before the election deadline by written notice accompanied by a properly completed and signed later dated election form received by the exchange agent before the election deadline or by withdrawal of their stock certificates by written notice before the election deadline. All elections will be revoked automatically if the merger agreement is terminated.  If Beacon shareholders have a preference for receiving either BHLB stock and/or cash for their Beacon common stock, they should complete and return the election form.  If Beacon shareholders do not make an election, they will be allocated BHLB common stock and/or cash depending on the elections made by other shareholders.

Neither BHLB nor Beacon makes any recommendation as to whether Beacon shareholders should elect to receive cash, stock or a combination of cash and stock in the merger.  Beacon shareholders must make their own decision with respect to their election.  Generally, the merger will be a tax-free transaction for Beacon shareholders to the extent they receive BHLB common stock.  See “—Material Tax Consequences of the Merger.”

If certificates for Beacon common stock are not immediately available or Beacon shareholders are unable to send the election form and other required documents to the exchange agent before the election deadline, Beacon shares may be properly exchanged, and an election will be effective, if:

•                                            such exchanges are made by or through a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, or by a commercial bank or trust company having an office, branch or agency in the United States;

•                                          the exchange agent receives, before the election deadline, a properly completed and duly executed notice of guaranteed delivery substantially in the form provided with the election form (delivered by hand, mail, telegram, telex or facsimile transmission); and

•                                          the exchange agent receives, within three business days after the election deadline, the certificates for all exchanged Beacon shares, or confirmation of the delivery of all such certificates into the exchange agent’s account with the Depository Trust Company in accordance with the proper procedures for such transfer, together with a properly completed and duly executed election form and any other documents required by the election form.

Beacon shareholders who do not submit a properly completed election form or revoke their election form before the election deadline and do not submit a new properly completed election form before the election deadline will have their shares of Beacon common stock designated as non-election shares.  Beacon stock certificates represented by elections that have been revoked will be promptly returned without charge to the Beacon shareholder revoking the election upon written request.

After the completion of the merger, the exchange agent will mail to Beacon shareholders who do not submit election forms or who have revoked such forms a letter of transmittal, together with instructions for the exchange of their Beacon common stock certificates for the merger consideration.  Until Beacon shareholders surrender their Beacon stock certificates for exchange after completion of the merger, Beacon shareholders will not be paid dividends or other distributions declared after the merger with respect to any BHLB common stock into which their Beacon shares have been converted.  When Beacon shareholders surrender their Beacon stock certificates, BHLB will pay any unpaid dividends or other distributions, without interest.  After the completion of the merger, there will be no further transfers of Beacon common stock.  Beacon stock certificates presented for transfer after the completion of the merger will be canceled and exchanged for the merger consideration.

If their Beacon stock certificates have been either lost, stolen or destroyed, Beacon shareholders will have to prove their ownership of these certificates and that they were lost, stolen or destroyed before they receive any consideration for their shares.  The election form includes instructions on how to provide evidence of ownership.

Accounting Treatment of the Merger

In accordance with current accounting guidance, the merger will be accounted for pursuant to accounting standards for business combinations. The result of this is that the recorded assets and liabilities of BHLB will be carried forward at their recorded amounts, the historical operating results will be unchanged for the prior periods being reported on and that the assets and liabilities of Beacon will be adjusted to fair value at the date of the merger. In addition, all identified intangibles will be recorded at fair value and included as part of the net assets acquired.  To the extent that the purchase price, consisting of cash plus the number of shares of BHLB common stock to be issued to former Beacon shareholders at fair value, exceeds the fair value of the net assets including identifiable intangibles of Beacon at the merger date, that amount will be reported as goodwill. In accordance with current accounting guidance, goodwill will not be amortized but will be evaluated for impairment annually.  Identified intangibles will be amortized over their estimated lives.  Further, the accounting standards in the operating results of Beacon will be included in the operating results of BHLB beginning from the date of completion of the merger, together with the amortization/accretion of Beacon fair value adjustments as applicable under the accounting standards.

Material Tax Consequences of the Merger

General.  The following summary discusses the material anticipated U.S. federal income tax consequences of the merger applicable to a holder of shares of Beacon common stock who surrenders all of the shareholder’s common stock for shares of BHLB common stock and/or cash in the merger. This discussion is based upon the Internal Revenue Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service (“IRS”), and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect).  This discussion is limited to U.S. residents and citizens who hold their shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not cover all U.S. federal income tax consequences of the merger and related transactions that may be relevant to holders of shares of Beacon common stock. This discussion also does not address all of the tax consequences that may be relevant to a particular person or the tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws (including, among others, tax-exempt organizations, dealers in securities or foreign currencies, banks, insurance companies, financial institutions or persons who hold their shares of Beacon common stock as part of a hedge, straddle, constructive sale or conversion transaction, persons whose functional currency is not the U.S. dollar, persons that are, or hold their shares of Beacon common stock through, partnerships or other pass-through entities, or persons who acquired their shares of Beacon common stock through the exercise of an employee stock option or otherwise as compensation). In addition, this discussion does not address any aspects of state, local, non-U.S. taxation or U.S. federal taxation other than income taxation. No ruling has been requested from the IRS regarding the U.S. federal income tax consequences of the merger. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the U.S. federal income tax consequences set forth below.

Beacon shareholders are urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, as well as the effects of state, local, non-U.S. tax laws and U.S. tax laws other than income tax laws.

Opinion Conditions.  It is a condition to the obligations of BHLB and Beacon that BHLB receive an opinion by Luse Gorman Pomerenk & Schick and that Beacon receive an opinion by Kilpatrick Townsend & Stockton LLP to the effect that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. BHLB and Beacon both expect to be able to obtain the tax opinions if, as expected:

•                  BHLB and Beacon are able to deliver customary representations to BHLB’s and Beacon’s respective tax counsel; and

•                  there is no adverse change in U.S. federal income tax law.

Although the merger agreement allows both BHLB and Beacon to waive the condition that tax opinions be delivered by Luse Gorman Pomerenk & Schick and Kilpatrick Townsend & Stockton LLP, neither party currently anticipates doing so.  However, if this condition were waived, Beacon would re-solicit the approval of its shareholders before completing the merger.  The opinions of Luse Gorman Pomerenk & Schick and Kilpatrick Townsend & Stockton LLP will not be binding on the IRS or any court.

In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus forms a part, Luse Gorman Pomerenk & Schick has delivered its opinion to BHLB and Kilpatrick Townsend & Stockton LLP has delivered its opinion to Beacon, both dated as of the date of this proxy statement/prospectus, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.  The opinions of Luse Gorman Pomerenk & Schick and Kilpatrick Townsend & Stockton LLP have been filed as Exhibit 8.1 and 8.2 to the registration statement, respectively.  Such opinions have been rendered on the basis of facts, representations and assumptions set forth or referred to in such opinions and factual representations contained in certificates of officers of BHLB and Beacon, all of which must continue to be true and accurate in all material respects as of the effective time of the merger.

If any of the representations or assumptions upon which the opinion is based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected. The determination by tax counsel as to whether the proposed merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code will depend upon the facts and law existing at the effective time of the proposed merger. The following discussion assumes that the merger will constitute a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Internal Revenue Code.

Exchange Solely for BHLB Common Stock.  No gain or loss will be recognized by a Beacon shareholder who receives solely shares of BHLB common stock (except for cash received in lieu of fractional shares, as discussed below) in exchange for all of his or her shares of Beacon common stock. The tax basis of the shares of BHLB common stock received by a Beacon shareholder in such exchange will be equal (except for the basis attributable to any fractional shares of BHLB common stock, as discussed below) to the basis of the Beacon common stock surrendered in exchange for the BHLB common stock.  If a Beacon shareholder purchased or acquired Beacon common stock on different dates or at different prices, then solely for purposes of determining the basis of the BHLB common stock received in the merger, such shareholder may designate which share of BHLB common stock is received in exchange for each particular share of Beacon common stock.  The designation must be made on or before the date on which the BHLB common stock is received.  For shares held through a broker, the designation is made by giving written notice to the broker.  For shares held in certificate form by the shareholder, the designation is made by a written designation in the shareholder’s records.  The holding period of the BHLB common stock received will include the holding period of shares of Beacon common stock surrendered in exchange for the BHLB common stock, provided that such shares were held as capital assets of the Beacon shareholder at the effective time of the merger.

Exchange Solely for Cash.  A Beacon shareholder who receives solely cash in exchange for all of his or her shares of Beacon common stock (and is not treated as constructively owning BHLB common stock after the merger under the circumstances referred to below under “—Possible Dividend Treatment”) will recognize a gain or loss for federal income tax purposes equal to the difference between the cash received and such shareholder’s tax basis in the Beacon common stock surrendered in exchange for the cash. Such gain or loss will be a capital gain or loss, provided that such shares were held as capital assets of the Beacon shareholder at the effective time of the merger. Such gain or loss will be long-term capital gain or loss if the Beacon shareholder’s holding period is more than one year.  The Internal Revenue Code contains limitations on the extent to which a taxpayer may deduct capital losses from ordinary income.

Exchange for BHLB Common Stock and Cash.  A Beacon shareholder who receives a combination of BHLB common stock and cash in exchange for his or her Beacon common stock will not be permitted to recognize any loss for federal income tax purposes.  Such a shareholder will recognize gain, if any, equal to the lesser of (1) the amount of cash received or (2) the amount of gain “realized” in the transaction. The amount of gain a Beacon shareholder “realizes” will equal the amount by which (a) the cash plus the fair market value at the effective time of the merger of BHLB common stock received exceeds (b) the shareholder’s basis in the Beacon common stock to be surrendered in the exchange for the cash and BHLB common stock. Any recognized gain could be taxed as a capital gain or a dividend, as described below. The tax basis of the shares of BHLB common stock received by such Beacon shareholder will be the same as the basis of the shares of Beacon common stock surrendered in exchange for the shares of BHLB common stock, plus any gain recognized by such shareholder in the merger, and minus any cash received by the shareholder in the merger.  If a Beacon shareholder purchased or acquired Beacon common stock on different dates or at different prices, then solely for purposes of determining the basis of the BHLB common stock received in the merger, such shareholder may designate which share of BHLB common stock is received in exchange for each particular share of Beacon common stock.  The designation must be made on or before the date on which the BHLB common stock is received.  For shares held through a broker, the designation is made by giving written notice to the broker.  For shares held in certificate form by the shareholder, the designation is made by a written designation in the shareholder’s records.  The holding period for shares of BHLB common stock received by such Beacon shareholder will include such shareholder’s holding period for the Beacon common stock surrendered in exchange for the BHLB common stock, provided that such shares were held as capital assets of the shareholder at the effective time of the merger.

A Beacon shareholder’s federal income tax consequences will also depend on whether his or her shares of Beacon common stock were purchased at different times at different prices. If they were, the Beacon shareholder could realize gain with respect to some of the shares of Beacon common stock and loss with respect to other shares.  Such Beacon shareholder would have to recognize such gain to the extent such shareholder receives cash with respect to those shares in which the shareholder’s adjusted tax basis is less than the amount of cash plus the fair market value at the effective time of the merger of the BHLB common stock received, but could not recognize loss with respect to those shares in which the Beacon shareholder’s adjusted tax basis is greater than the amount of cash plus the fair market value at the effective time of the merger of the BHLB common stock received. Any disallowed loss would be included in the adjusted basis of the BHLB common stock.  Such a Beacon shareholder is urged to consult his or her own tax advisor respecting the tax consequences of the merger to that shareholder.

Possible Dividend Treatment.  In certain circumstances, a Beacon shareholder who receives solely cash or a combination of cash and BHLB common stock in the merger may receive ordinary income, rather than capital gain, treatment on all or a portion of the gain recognized by that shareholder if the receipt of cash “has the effect of the distribution of a dividend.”  The determination of whether a cash payment has such effect is based on a comparison of the Beacon shareholder’s proportionate interest in BHLB after the merger with the proportionate interest the shareholder would have had if the shareholder had received solely BHLB common stock in the merger.  This could happen because of your purchase (or the purchase by a family member) of additional BHLB common stock or a repurchase of shares by BHLB.  For purposes of this comparison, the Beacon shareholder may be deemed to constructively own shares of BHLB common stock held by certain members of the shareholder’s family or certain entities in which the shareholder has an ownership or beneficial interest and certain stock options may be aggregated with the shareholder’s shares of BHLB common stock.  The amount of the cash payment that may be treated as a dividend is limited to the shareholder’s ratable share of the accumulated earnings and profits of Beacon at the effective time of the merger. Any gain that is not treated as a dividend will be taxed as a capital gain, provided that the shareholder’s shares were held as capital assets at the effective time of the merger.  Because the determination of whether a cash payment will be treated as having the effect of a dividend depends primarily upon the facts and circumstances of each Beacon shareholder, shareholders are urged to consult their own tax advisors regarding the tax treatment of any cash received in the merger.  The maximum federal income tax rate applicable to dividends is 15% for 2012.  There is uncertainty as to the rates that will be in effect after 2012.

Cash in Lieu of Fractional Shares. A Beacon shareholder who holds Beacon common stock as a capital asset and who receives in the merger, in exchange for such stock, solely BHLB common stock and cash in lieu of a fractional share interest in BHLB common stock will be treated as having received such cash in full payment for such fractional share of stock and as capital gain or loss, notwithstanding the dividend rules discussed above.

Backup Withholding. Unless an exemption applies under the backup withholding rules of Section 3406 of the Internal Revenue Code, the exchange agent shall be required to withhold, and will withhold, 28% of any cash payments to which a Beacon shareholder is entitled pursuant to the merger, unless the Beacon shareholder signs the substitute Internal Revenue Service Form W-9 enclosed with the letter of transmittal sent by the exchange agent. Unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent, this completed form provides the information, including the Beacon shareholder’s taxpayer identification number, and certification necessary to avoid backup withholding.

Tax Treatment of the Entities.  No gain or loss will be recognized by BHLB or Beacon as a result of the merger.

Regulatory Matters Relating to the Merger

Completion of the merger is subject to the receipt of all required approvals and consents from regulatory authorities, and the expiration of any applicable statutory waiting periods, without any term or condition that would have a material adverse effect on BHLB.  BHLB and Beacon have agreed to use their reasonable best efforts to obtain all the required regulatory approvals.  These include approval from the various federal and state regulatory authorities.  Applications for such approvals were filed in July, 2012.

The merger is subject to approval by the Massachusetts Commissioner of Banks, the Massachusetts Board of Bank Incorporation and the Federal Deposit Insurance Corporation.  Notices will be filed with the New York Department of Financial Services and the Tennessee Department of Financial Institutions.

The merger is subject to approval by the Massachusetts Commissioner of Banks under the bank merger provisions of the Massachusetts General Laws. The bank merger cannot be completed until arrangements have been made satisfactory to the Massachusetts Depositors Insurance Fund, which insures the deposits of Massachusetts-chartered savings banks in excess of the Federal Deposit Insurance Corporation deposit insurance limits.

The Massachusetts Board of Bank Incorporation will base its decision to approve the merger on whether or not competition among banking institutions will be unreasonably affected and whether or not public convenience and advantage will be promoted by the merger.  The Massachusetts Board of Bank Incorporation is expected to hold a public hearing as part of its consideration of the merger.

The merger is subject to the approval by the Federal Deposit Insurance Corporation under the Bank Merger Act.  In granting its approval under the Bank Merger Act, the Federal Deposit Insurance Corporation must consider financial and managerial resources, the future prospects of the existing and resulting institutions, the convenience and needs of the communities to be served and competitive factors.

In addition, a period of 15 to 30 days must expire following approval by the Federal Deposit Insurance Corporation before completion of the merger is allowed, within which period the United States Department of Justice may file objections to the merger under the federal antitrust laws.  While BHLB and Beacon believe that the likelihood of objection by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate proceedings to block the merger, or that the Attorney General of the Commonwealth of Massachusetts will not challenge the merger, or if any proceeding is instituted or challenge is made, as to the result of the challenge.

The merger also requires the approval of the Federal Reserve Board pursuant to the Savings and Loan Holding Company Act unless the Federal Reserve Board is willing to grant a waiver pursuant to its regulations allowing for such waivers. If a waiver is not received, the Federal Reserve Board will also consider factors such as financial and managerial resources, future prospects, the convenience and needs of the community and competitive factors.

The merger cannot proceed in the absence of the requisite regulatory approvals.  See “Description of the Merger—Conditions to Completing the Merger” and “—Terminating the Merger Agreement.”  There can be no assurance that the requisite regulatory approvals will be obtained, and if obtained, there can be no assurance as to the date of any approval.  There can also be no assurance that any regulatory approvals will not contain a condition or requirement that causes the approvals to fail to satisfy the condition set forth in the merger agreement and described under “Description of the Merger—Conditions to Completing the Merger.”

The approval of any application merely implies the satisfaction of regulatory criteria for approval, which does not include review of the merger from the standpoint of the adequacy of the cash consideration or the exchange ratio for converting Beacon common stock to BHLB common stock.  Furthermore, regulatory approvals do not constitute an endorsement or recommendation of the merger.

Interests of Certain Persons in the Merger that are Different from Yours

Share Ownership.  On the record date for the Beacon special meeting, Beacon’s directors and officers beneficially owned, in the aggregate, 440,512 shares of Beacon’s common stock (not including shares that may be acquired upon the exercise of stock options), representing approximately 7.1% of the outstanding shares of Beacon common stock.

As described below, certain of Beacon’s officers and directors have interests in the merger that are in addition to, or different from, the interests of Beacon’s shareholders generally. Beacon’s board of directors was aware of these conflicts of interest and took them into account in approving the merger.  These interests relate to payments being made pursuing to biding contractual arrangements in existence before the date of the merger agreement and that have been described to Beacon stockholders in previous proxy statements.  These interests and agreements provide for cash severance payments in an aggregate amount of up to approximately $3.3 million.  Some of the interests of the officers and directors include:

Employment Agreements with Beacon Federal.  The employment agreements previously entered into with Beacon Federal and each of Mr. Ross J. Prossner, President and Chief Executive Officer of Beacon, Darren T. Crossett, Senior Vice President of Beacon, J. David Hammond, Senior Vice President and Chief Lending Officer of Beacon, and one other officer, provide for a lump sum cash payment in the event of a change in control.  For Mr. Prossner, the amount of the lump sum cash payment is equal to three times the sum of his highest annual rate of base salary paid at any time under the employment agreement and his highest bonus paid with respect to the prior three years.  For Messrs. Crossett and Hammond the amount of the lump sum cash payment is equal to two times the sum of each individual’s highest annual rate of base salary paid at any time under the employment agreement and each individual’s highest bonus paid with respect to the prior two years.  If the executive’s employment is terminated following a change in control, each executive would also receive continued life and non-taxable medical and dental for 36 months (in the case of Mr. Prossner) or for 24 months (in the case of Messrs. Crossett and Hammond).  The cash severance payment to be made to Messrs. Prossner, Crossett, Hammond, and one other officer, respectively, is estimated to be $1,263,000, $500,800, $542,000 and $460,000, respectively.

Change in Control Agreements with Beacon Federal.  The change in control agreements previously entered into with Beacon Federal and six officers provide that upon an involuntary termination of employment or a voluntary termination of employment for good reason (as defined in the agreements) following a change in control, an officer will be paid a lump sum cash payment equal to one times his or her base salary and the highest bonus paid to the officer in the fiscal year prior to the year in which the change in control occurs.  In addition, the officer would be entitled to continued group life, medical and dental coverage for 12 months following termination of employment.  If payable, the cash severance payable under all six change in control agreements is estimated to total approximately $575,000.

Termination of Excess Benefit Plan.  In accordance with the merger agreement, Beacon’s Excess Benefit Plan will be terminated immediately prior to the effective time, and the amounts due under such plan will be paid in a lump sum to the participants on or prior to the effective time, in accordance with the requirements of Section 409A of the Internal Revenue Code.  All amounts to be paid under such plan are fully vested without regard to the change in control; however, absent the change in control, such amounts would be paid to the directors in a single lump sum as soon as practicable following the date of the individual’s termination of service.  Assuming the value of the merger consideration is $20.50, Messrs. Prossner, Crossett and Hammond will receive approximately $144,054, $59,512, and $50,984, respectively, upon the termination of the Excess Benefit Plan.

Supplemental Executive Retirement Plan with Ross J. Prossner.  In accordance with the merger agreement, BHLB will honor the terms of Beacon’s Supplemental Executive Retirement Plan.  As of January 1, 2013, all amounts to be paid under such plan will become fully vested without regard to the change in control.  However, if the executive experiences an involuntary termination of employment or voluntary termination of employment for good reason (as defined in the agreement) on or before December 31, 2012, with or without a change in control, Mr. Prossner would also become fully vested in his benefit.  Amounts will be paid to the executive in accordance with the terms of the plan.  Upon termination of employment, Mr. Prossner is entitled to receive approximately $136,000 a year for life; provided, however, that in the event of the executive’s death before he receives 15 years of payments, his beneficiary will be entitled to the present value of the remainder or such payments in a lump sum.

Outstanding Stock Options and Restricted Stock.  Pursuant to the merger agreement, each stock option issued under the Beacon stock option plan that is outstanding and unexercised immediately before the completion of the merger will be converted into an option to purchase BHLB common stock, on the same terms and conditions as were applicable under the Beacon stock option plan, unless the Beacon equity incentive plan provides for acceleration of vesting or lapse of restrictions as a result of the merger.  The number of shares of BHLB common stock subject to each such converted stock option will be equal to the product obtained by multiplying (i) the number of shares of Beacon common stock subject to the applicable Beacon stock option by the exchange ratio of 0.92, and by dividing (x) the exercise price per Beacon stock option in effect immediately prior to the effective time of the merger by (y) the exchange ratio of 0.92.  The number of shares of BHLB common stock subject to each converted restricted stock award will be equal to the product obtained by multiplying the number of shares of Beacon common stock subject to the applicable Beacon restricted stock award by the exchange ratio.

The vesting of unvested Beacon stock options and restricted stock shares will not be accelerated in connection with the merger unless provided for under the terms of the applicable Beacon equity incentive plan or award agreements.  Beacon’s 2008 Equity Incentive Plan provides for accelerated vesting upon the involuntary termination of the option holder or the voluntary termination of the option holder for good reason (as such term is defined in the plan) following a change in control.

Regulatory Requirements.  Notwithstanding the foregoing, all payments and benefits under the Beacon plans and arrangements are subject to any required regulatory approval or satisfaction of a condition in any regulatory approval, as applicable.

The following table sets forth the estimated potential severance benefits to Beacon’s named executive officers on termination of employment in connection with a change in control.  This table does not include the value of benefits that the named executive officers are vested in without regard to the occurrence of a change in control:

Executive	Cash($)(1)	Equity($)(2)	Pension/ NQDC($)(3)	Perquisites/ Benefits($)(4)	Tax Reimbursements($)	Other ($)	Total ($)
Ross J. Prossner	$1,263,000	$187,267	$—	$36,000	$—	$—	$1,486,267
Darren T. Crossett	$500,800	$94,152	$—	$24,000	$—	$—	$618,952
J. David Hammond	$542,000	$94,152	$—	$24,000	$—	$—	$660,152

(1)          Assumes date of change in control is December 31, 2012.  Further, the cash severance payable to Messrs. Prossner, Crossett and Hammond is considered a “single trigger” benefit, since it is triggered by a change in control of Beacon and without regard as to whether there is a termination of employment.  Notwithstanding the foregoing, all payments and benefits are subject to any required regulatory approval or satisfaction of a condition in any regulatory approval, as applicable.

(2)          Consists of unvested options to acquire 23,667, 12,000 and 12,000 shares, respectively, of Beacon common stock for Messrs. Prossner, Crossett and Hammond, respectively.  For these purposes, we assumed the value of the Beacon common stock is the average closing market price of Beacon common stock over the first five business days following the first public announcement of the merger, which is $19.27.  The amount shown represents the difference between $19.27 and the exercise price of the stock options.  In addition, we assumed that Messrs Prossner, Crossett and Hammond’s stock option awards will have accelerated vesting at closing under the terms of the Beacon 2008 Equity Incentive Plan, which provide for accelerated vesting upon the involuntary termination of the executive or the voluntary termination of the executive for good reason (as such term is defined in the plan) following a change in control.

(3)          The Supplemental Executive Retirement Plan for Ross J. Prossner provides that he will be 100% vested on January 1, 2013.  If Mr. Prossner’s employment is involuntarily terminated or voluntarily terminated for good reason (as such term is defined in the plan) on December 31, 2012, his vested benefit would increase from 80% to 100%.

(4)          Consists of projected employer premium(s) of $1,000 for thirty-six months for Mr. Prossner and twenty-four months for each of Messrs. Crossett and Hammond of medical and dental insurance coverage continuation.

One New Director.  In accordance with the merger agreement, one person who is a director of Beacon, as determined by BHLB and Berkshire Bank, will be appointed and elected to the BHLB and Berkshire Bank boards of directors.  The fees paid to this director will be the same as the fees paid to similarly situated board members of BHLB and Berkshire Bank.

Advisory Board.  In accordance with the merger agreement, board members of Beacon who do not join the boards of BHLB or Berkshire Bank will be appointed to an advisory board of Berkshire Bank.  Each member of the advisory board will receive compensation as set by the board of directors of Berkshire Bank from time to time.  Berkshire Bank will consider the composition, compensation and need for the advisory board after the completion of a one-year term.

Indemnification.  Pursuant to the merger agreement, BHLB has agreed to indemnify, defend and hold harmless each present and former officer, director or employee of Beacon against all losses, claims, damages, costs, expenses (including attorney’s fees), liabilities, judgments and amounts that are paid in settlement (with the approval of BHLB, which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director, officer or employee of Beacon if such claim pertains to any matter of fact arising, existing or occurring at or before the closing date (including, without limitation, the merger and other transactions contemplated thereby), regardless of whether such claim is asserted or claimed before or after the effective time.

Directors’ and Officers’ Insurance.  BHLB has further agreed, for a period of six years after the effective time, to cause the persons serving as officers and directors of Beacon immediately prior to the effective date to continue to be covered by Beacon’s current directors’ and officers’ liability insurance policy (provided that BHLB may substitute policies therefor of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous than such policy) with respect to acts or omissions occurring prior to the effective date which were committed by such officers and directors in their capacity as such.  BHLB is not required to spend more than 150% of the annual cost currently incurred by Beacon for its insurance coverage.

Employee Matters

Each person who is an employee of Beacon as of the closing of the merger (whose employment is not specifically terminated upon the closing) will become an employee of Berkshire Bank and will be eligible to participate in group health, medical, dental, life, disability and other welfare plans available to similarly situated employees of BHLB on the same basis that it provides such coverage to BHLB employees.  With respect to any welfare plan or program of Beacon that in the determination of BHLB provides benefits of the same type as a plan maintained by BHLB, BHLB will continue the Beacon plan until such employees become eligible for the BHLB plan so that there is no gap in coverage.  BHLB will give credit to continuing Beacon employees for purposes of BHLB’s vacation and other paid leave programs for their accrued and unpaid vacation and/or leave balance with Beacon.

Current employees of Beacon who remain employed until the closing date will be eligible to participate in the BHLB 401(k) plan following the date determined by BHLB on which the Beacon 401(k) Plan will be terminated or replaced by such plan.

BHLB will pay each employee of Beacon who is not otherwise covered by a specific employment agreement whose employment is terminated (other than for cause) or who resigns for good reason on or within 12 months following the closing date of the merger severance benefits pursuant to BHLB’s severance plan or Beacon’s severance plan, if such payments would be more favorable.

Beacon Federal ESOP

At least five business days prior to the effective time of the merger, the Beacon Federal ESOP indebtedness will be repaid by the Beacon Federal ESOP delivering a sufficient number of unallocated shares of Beacon common stock to Beacon.  Not later than the effective time of the merger, the Beacon Federal ESOP will be terminated and all shares of Beacon common stock held by the ESOP will be converted into the right to receive the merger consideration, and the balance of any assets remaining in the ESOP but not allocated to the account of a participant will be allocated as provided in the ESOP governing documents.  The ESOP assets will be distributed to the participants as soon as practicable following the receipt of a favorable determination letter from the IRS.  Beacon Federal and, following the effective time, BHLB has agreed to adopt any amendments to the Beacon Federal ESOP necessary to effect the foregoing matters.

Operations of Berkshire Bank after the Merger

After the merger of Berkshire Bank and Beacon Federal, the former offices of Beacon Federal will operate as branch offices of Berkshire Bank under the name “Berkshire Bank.”

Restrictions on Resale of Shares of BHLB Common Stock

All shares of BHLB common stock issued to Beacon’s shareholders, other than the Beacon director who becomes a director of BHLB, in connection with the merger will be freely transferable.  This proxy statement/prospectus does not cover any resales of the shares of BHLB common stock to be received by Beacon’s shareholders upon completion of the merger, and no person may use this proxy statement/prospectus in connection with any resale.  The Beacon director who becomes a director of BHLB will be deemed an affiliate of BHLB and receive restricted shares of BHLB common stock.

Time of Completion

Unless the parties agree otherwise and unless the merger agreement has otherwise been terminated, the closing of the merger will take place on a date designated by BHLB that is no later than the fifth business day following the date on which all of the conditions to the merger contained in the merger agreement are satisfied or waived.  See “—Conditions to Completing the Merger.”  On the closing date, BHLB will file articles of merger with the Massachusetts Department of Banks, the Secretary of the State of Delaware and the Maryland Department of Assessments and Taxation merging Beacon Federal into Berkshire Bank and Beacon into BHLB, as required.  The merger will become effective at the time stated in the articles of merger.

BHLB and Beacon are working to complete the merger quickly.  It is currently expected that the merger will be completed in the fourth quarter of 2012.  However, because completion of the merger is subject to regulatory approvals and other conditions, the parties cannot be certain of the actual timing.

Conditions to Completing the Merger

BHLB’s and Beacon’s obligations to consummate the merger are conditioned on the following:

•                  approval of the merger agreement at the special meeting by at least a majority of the outstanding shares of Beacon common stock entitled to vote;

•                  no party to the merger being subject to any order, decree or injunction of a court or agency and no statute, rule or regulation shall have been enacted, applied or enforced by a governmental entity that enjoins or prohibits consummation of the transaction;

•                  receipt of all required regulatory approvals without any condition that would result in a material adverse effect on BHLB or Beacon and the expiration of all statutory waiting periods;

•                  the registration statement of which this proxy statement/prospectus forms a part being declared effective by the Securities and Exchange Commission, the absence of any pending or threatened proceeding by the Securities and Exchange Commission to suspend the effectiveness of the registration statement and the receipt of all required state “blue sky” approvals;

•                  receipt by each party of opinions from their respective legal counsel to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•                  no material adverse effect on either party has occurred; and

•                  the other party having performed in all material respects its obligations under the merger agreement, the other party’s representations and warranties being true and correct as of the date of the merger agreement and as of the closing date, and receipt of a certificate signed by the other party’s chief executive officer and chief financial officer to that effect.

BHLB and Beacon cannot guarantee whether all of the conditions to the merger will be satisfied or waived by the party permitted to do so.

Conduct of Business Before the Merger

Beacon has agreed that, until completion of the merger and unless permitted by BHLB, it will not:

General Business

•                  conduct its business other than in the usual, regular and ordinary course of business;

•                  take any action that would materially adversely affect or delay its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement;

Capital Stock

•                  adjust, split, combine or reclassify its capital stock;

•                  pay any cash dividend, greater than its $0.07 per share quarterly dividend, or stock dividends or make any other distribution on its capital stock;

•                  issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock, except pursuant to the exercise of outstanding stock options or warrants;

Dispositions

•                  sell or otherwise dispose of any of its assets, incur any indebtedness or waive, release, modify or change any existing indebtedness other than in the ordinary course of business consistent with past practice;

Contracts

•                  enter into, amend in any material respect or terminate any material contract or agreement in excess of $100,000 except those specifically permitted by the merger agreement;

•                  enter into, renew, extend or modify any transaction with an affiliate (other than a deposit transaction);

•                  enter into any hedging transaction;

•                  undertake or enter into any lease or other contract in excess of $50,000 annually, or containing a financial commitment extending 12 months from the date of the merger agreement;

Loans

•                  other than pursuant to commitments issued prior to the date of the merger agreement, which have not expired and which have been disclosed to BHLB and except for the renewal of existing lines of credit, make or acquire any loan or other credit facility (i) other than in the ordinary course of business consistent with past practice or (ii) in a principal amount of $1.0 million or more without the prior consent of BHLB, provided that BHLB’s consent shall be deemed granted if BHLB does not object within three business days of Beacon’s written intent to make such loan;

•                  sell any participation in a loan (excluding existing commitments to sell a participation in a loan and sales of loans secured by one- to four-family real estate consistent with past practice) unless Berkshire Bank has been given the first opportunity and reasonable time to purchase such loan participation or purchase any participation interest in any loan other than purchases of participation interests from Berkshire Bank;

Employees

•                  grant or agree to pay any bonus (discretionary or otherwise), severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers, employees or consultants, except (i) as may be required pursuant to existing commitments, (ii) for bonuses, incentive payments and salary adjustments in the ordinary course of business consistent with past practice provided that any increases to such amounts shall not exceed four percent (4%) (except to the extent such increase in excess of 4% is mandated by the terms of a relevant written plan currently in existence) or (iii) as otherwise contemplated by the merger agreement.  Neither Beacon nor any Beacon subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $75,000; provided, however, that a Beacon subsidiary may hire at-will, non-officer employees at an annual compensation rate not to exceed $75,000 to fill vacancies that may from time to time arise in the ordinary course of business; provided, further, that that neither Beacon nor any Beacon Subsidiary shall hire any new employee without first seeking to fill any position internally;

Settling Claims

•                  pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding against it (i) for more than $50,000 individually or $100,000 in the aggregate or (ii) that creates negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

Governing Documents

•                  change or waive any provision of its articles of incorporation or bylaws, except as required by law;

Investment in Securities

•                  purchase any securities except securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount in the aggregate of not more than $1.1 million, (iii) with a duration of not more than five years and (iv) otherwise in the ordinary course of business consistent with past practice;

Capital Expenditures

•                  other than pursuant to binding commitments existing as of the date of the merger agreement, make any capital expenditures in excess of $50,000 individually, or $75,000 in the aggregate;

Branches/Merger

•                  open or close any new branch or automated banking facility or file an application to do same;

•                  merge or consolidate Beacon or any Beacon subsidiary with any other entity; sell or lease all or any substantial portion of the assets or business of Beacon or any Beacon subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other entity other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructurings or the collection of loans or credit arrangements; enter into a purchase and assumption transaction with respect to deposits and liabilities; incur deposit liabilities other than in the ordinary course of business consistent with past practice and in keeping with prevailing competitive rates; permit the revocation or surrender of its certificate of authority to maintain, or file an application for the relocation of, an existing branch office;

Accounting

•                  change its method of accounting, except as required by changes in generally accepted accounting principles or regulatory accounting principles or by any bank regulator responsible for regulating Beacon;

Merger Agreement

•                  take any action that would (i) result in any of its representations and warranties under the merger agreement not being true and correct or in the conditions to the merger not being satisfied, (ii) materially adversely affect or delay the ability of the parties to obtain regulatory approvals contemplated by the merger agreement, or (iii) materially adversely affect its ability to perform its covenants and agreements under the merger agreement;

•                  take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization under Section 368 of the Internal Revenue Code;

Other Agreements

•                  take any other action restricted under the merger agreement; or

•                  enter into any contract with respect to, or otherwise agree or commit to do any of the foregoing actions.

BHLB and Berkshire Bank have agreed that, until the completion of the merger and unless permitted by Beacon, they will not:

•                  change or waive any provision of its certificate of incorporation or bylaws in any way adverse to the rights of Beacon shareholders, except as required by law;

•                  take any action that would materially adversely affect or delay its ability to obtain regulatory approvals contemplated by the merger agreement;

•                  take any action that would materially adversely affect its ability to perform its covenants and agreements under the merger agreement;

•                  take any action resulting in its representation and warranties not being true and correct as of the date of the merger agreement at any future date on or prior to closing the merger or in the conditions to the merger not being satisfied; or

•                  take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code.

Covenants of Beacon and BHLB in the Merger Agreement

Agreement Not to Solicit Other Proposals.  Beacon and its officers, directors, employees and representatives have agreed not to: (1) solicit, initiate, or knowingly encourage any acquisition proposal by a third party; or (2) participate in discussions or negotiations regarding an acquisition proposal.  An acquisition proposal includes the following:

•                  any merger, consolidation, share exchange, business combination, or other similar transaction involving Beacon;

•                  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of Beacon;

•                  any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Beacon; and

•                  any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

Despite the agreement of Beacon not to solicit other acquisition proposals, Beacon may generally negotiate or have discussions with, or provide information to, a third party who makes an unsolicited, written, bona fide acquisition proposal, provided that the Beacon board of directors:

•                  after consultation with its outside legal counsel and its financial advisor, determines in good faith that the transaction presented by such unsolicited acquisition proposal, taking into account all legal, financial and regulatory aspects of the proposal, and the person making the proposal and the prospects and interests of Beacon and its shareholders, is reasonably likely to be consummated and a more favorable transaction to its shareholders from a financial point of view than the transactions contemplated by the merger agreement with BHLB (a “superior proposal”).

If Beacon receives a proposal or information request from a third party or enters into negotiations with a third party regarding a superior proposal, Beacon must immediately notify BHLB no later than two calendar days after Beacon receives such proposal or information request and provide BHLB with information about the third party and its proposal.

Certain Other Covenants.  The merger agreement also contains other agreements relating to the conduct of BHLB and Beacon before consummation of the merger, including the following:

•                  Beacon will cause one or more of its representatives to confer with representatives of BHLB to inform BHLB regarding Beacon’s operations at such times as BHLB may reasonably request and will provide BHLB with certain asset quality information on a monthly basis;

•                  Beacon will give BHLB reasonable access during normal business hours to its property, books, records and personnel and furnish all information BHLB may reasonably request for securities law disclosure purposes;

•                  Beacon will cooperate with BHLB regarding a plan for the conversion of Beacon’s data processing and related electronic information systems;

•                  Beacon will permit one representative of BHLB to attend meetings of its board of directors or the committees thereof, and attend loan committee meetings (to the extent permitted by law or appropriate regulatory authorities) of Beacon as an observer except that the representative of BHLB will not attend portions of any meeting during which there is being discussed: (a) confidential discussion of the merger agreement, (b) any acquisition proposal or (c) during any other matter that the Beacon board of directors has been advised of by its counsel that such attendance by the representative of BHLB may violate or be inconsistent with a confidentiality obligation or fiduciary duty or any legal or regulatory requirement;

•                  BHLB and Beacon will use their commercially reasonable best efforts to obtain all third party consents and approvals necessary to consummate the merger;

•                  Subject to the terms and conditions contained in the merger agreement, BHLB and Beacon will use all commercially reasonable efforts to take all actions necessary to consummate the merger and the transactions contemplated by the merger agreement;

•                  BHLB will file a registration statement, of which this proxy statement/prospectus forms a part, with the Securities and Exchange Commission registering the shares of BHLB common stock to be issued in the merger to Beacon shareholders;

•                  Beacon and BHLB will cooperate with each other and use reasonable efforts to promptly prepare and file all necessary documentation to obtain all necessary regulatory approvals required to consummate the transactions contemplated by the merger agreement;

•                  Beacon will take all actions necessary to convene a meeting of its shareholders to vote on the merger agreement.  The Beacon board of directors will recommend at its shareholder meeting that the shareholders vote to approve the merger and will use its reasonable best efforts to solicit shareholder approval.  However, the Beacon board of directors may fail to make such recommendation or change or withdraw its recommendation if Beacon’s board of directors, after consultation with and considered the advice of its counsel and financial advisor, determines that making such a recommendation would result in a breach of its fiduciary duties under applicable law; and

•                  before completion of the merger, BHLB will notify the NASDAQ Global Select Market of the listing of additional shares of BHLB common stock that BHLB will issue in exchange for shares of Beacon common stock.

Representations and Warranties Made by BHLB and Beacon in the Merger Agreement

BHLB and Beacon have made certain customary representations and warranties to each other in the merger agreement relating to their businesses.  For information on these representations and warranties, please refer to the merger agreement attached as Annex A.  The representations and warranties must be true in all material respects through the completion of the merger unless the change does not have a material negative impact on the parties’ business, financial condition or results of operations.  See “—Conditions to Completing the Merger.”

The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the contracting parties, including qualifications by disclosures between the parties.  These representations and warranties may have been made for the purpose of allocating risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors as statements of factual information.

Terminating the Merger Agreement

The merger agreement may be terminated at any time before the completion of the merger, either before or after approval of the merger agreement by Beacon shareholders, as follows:

•                  by the written mutual consent of BHLB and Beacon;

•                  by either party, if the shareholders of Beacon fail to approve the merger agreement;

•                  by either party, if a required regulatory approval, consent or waiver is denied or any governmental entity prohibits the consummation of the merger or the transactions contemplated by the merger agreement;

•                  by either party, if the merger is not consummated by May 31, 2013 or a later date agreed to in writing by BHLB and Beacon, unless failure to complete the merger by that time is due to a material breach of a representation, warranty, covenant or other agreement by the party seeking to terminate the agreement;

•                  by either party, if the other party breaches a representation or warranty or fails to perform or comply with any covenant or agreement and such breach has not been cured within 30 days following written notice to the party in default or cannot be cured prior to the closing date of the merger;

•                  by Beacon if Beacon has received a superior proposal and the board of directors of Beacon has made a determination to accept such superior proposal; provided that Beacon shall not terminate the merger agreement and enter into a definitive agreement with respect to the superior proposal until the expiration of five (5) business days following BHLB’s receipt of written notice advising of a superior proposal, allowing BHLB the opportunity to make such adjustments in the terms and conditions of the merger agreement as would enable Beacon to proceed with the merger on such adjusted terms; or

•                  by BHLB if each of the following conditions are satisfied:  Beacon has received a superior proposal and Beacon has entered into an acquisition agreement with respect to the Superior Proposal, withdrawn its recommendation of the merger agreement, has failed to make such recommendation, or has modified or qualified its recommendation in a manner adverse to BHLB.

Additionally, Beacon may terminate the merger agreement if, at any time during the five-day period commencing on the first date on which all bank regulatory approvals (and waivers, if applicable) necessary for consummation of the merger have been received (disregarding any waiting period) (the “Determination Date”), such termination to be effective if both of the following conditions are satisfied:

•                  the average of the daily closing price of BHLB common stock for the twenty consecutive trading days preceding the Determination Date (“BHLB Market Value”) is less than $17.82; and

•                  the number obtained by dividing the BHLB Market Value by $22.28 on the Determination Date is less than the number obtained by dividing (i) the weighted average of the daily closing prices for the ten consecutive trading days immediately preceding the Determination Date of the bank index included in the merger agreement (the “Final Index Price”) by (ii) the weighted average closing price of the bank index included in the merger agreement on the last trading date immediately preceding the public announcement of the entry into the merger agreement (the “Initial Index Price”), minus 0.20.

If Beacon elects to exercise its termination right, it shall give written notice to BHLB not later than the end of the third Business Day next following the Determination Date. During the five Business Day period commencing with its receipt of such notice, BHLB may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Final Index Price divided by the Initial Index Price, and the denominator of which is equal to the BHLB Market Value divided by $22.28, or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of the Exchange Ratio (as then in effect), the Initial BHLB

Market Value and 0.80, and the denominator of which is the BHLB Market Value. If BHLB makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to Beacon of such election and the revised Exchange Ratio, whereupon no termination shall have occurred and the merger agreement will remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

Termination Fee

The merger agreement requires Beacon to pay BHLB a fee of $5.28 million if the merger agreement is terminated in certain circumstances that involve a Superior Proposal.

Specifically, Beacon must pay the termination fee if BHLB terminates the merger agreement as a result of Beacon’s board of directors failure to recommend approval of the merger, withdrawal of its recommendation of the merger agreement, modification or qualification of its recommendation in a manner adverse to BHLB to approve the merger and Beacon shareholders do not approve the merger agreement.

Beacon also must pay the termination fee if (i) Beacon terminates the merger agreement as a result of accepting a Superior Proposal after allowing BHLB an opportunity to make such adjustments in the merger agreement to enable Beacon to proceed with the merger on such adjusted terms or (ii) Beacon enters into a definitive merger agreement within one year of BHLB terminating the merger agreement due to Beacon’s breach of a representation, warranty or covenant after a bona fide Acquisition Proposal has been publicly announced or otherwise been made known to senior management of Beacon, or failure of Beacon’s shareholders to approve the merger agreement after an Acquisition Proposal has been publicly announced or otherwise made known to Beacon shareholders.

Expenses

Except as specifically provided in the merger agreement, each of BHLB and Beacon will pay its own costs and expenses incurred in connection with the merger.

Changing the Terms of the Merger Agreement

Before the completion of the merger, BHLB and Beacon may agree to waive, amend or modify any provision of the merger agreement.  However, after the vote by Beacon shareholders, BHLB and Beacon can make no amendment or modification that would change the amount or kind of consideration to be received by Beacon’s shareholders under the terms of the merger agreement.

DESCRIPTION OF BERKSHIRE HILLS BANCORP, INC. CAPITAL STOCK

The following summary describes the material terms of BHLB’s capital stock and is subject to, and qualified by, BHLB’s certificate of incorporation and bylaws and the Delaware General Corporation Law (“DGCL”). See “Where You Can Find More Information” as to how to obtain a copy of BHLB’s certificate of incorporation and bylaws.

General

BHLB is authorized to issue 50,000,000 shares of common stock having a par value of $0.01 per share, and 1,000,000 shares of preferred stock having a par value of $0.01 per share. At August 3, 2012, 22,208,105 shares of common stock were outstanding. At that date, no preferred shares were outstanding.

Common Stock

Voting Rights.  The holders of common stock are entitled to one vote per share on all matters presented to shareholders. Holders of common stock are not entitled to cumulate their votes in the election of directors.  However, BHLB’s certificate of incorporation provides that a record owner of BHLB’s common stock who beneficially owns, either directly or indirectly, in excess of 10% of BHLB’s outstanding shares, is not entitled to any vote in respect of the shares held in excess of the 10% limit.

No Preemptive or Conversion Rights.  The holders of common stock do not have preemptive rights to subscribe for a proportionate share of any additional securities issued by BHLB before such securities are offered to others. The absence of preemptive rights increases BHLB’s flexibility to issue additional shares of common stock in connection with BHLB’s acquisitions, employee benefit plans and for other purposes, without affording the holders of common stock a right to subscribe for their proportionate share of those additional securities. The holders of common stock are not entitled to any redemption privileges, sinking fund privileges or conversion rights.

Dividends.  Holders of common stock are entitled to receive dividends ratably when, as and if declared by BHLB’s board of directors from assets legally available therefor, after payment of all dividends on preferred stock, if any is outstanding.  Under Delaware law, BHLB may pay dividends out of surplus or net profits for the fiscal year in which declared and/or for the preceding fiscal year, even if its surplus accounts are in a deficit position.  Dividends paid by Berkshire Bank have historically been the primary operating source of funds available to BHLB, and historic financing sources have included senior debt and the issuance of trust preferred securities, preferred stock and common stock.  BHLB expects to use these sources of funds in the future, as well as proceeds it may obtain from the offering of common stock, preferred stock and/or debt securities for payment of dividends to its shareholders, the repurchase of its common stock and for other needs.  BHLB’s board of directors intends to maintain its present policy of paying regular quarterly cash dividends. The declaration and amount of future dividends will depend on circumstances existing at the time, including BHLB’s earnings, financial condition and capital requirements, as well as regulatory limitations and such other factors as BHLB’s board of directors deems relevant.

BHLB’s principal assets and sources of income consist of investments in its operating subsidiaries, which are separate and distinct legal entities.

Liquidation.  Upon liquidation, dissolution or the winding up of the affairs of BHLB, holders of common stock are entitled to receive their pro rata portion of the remaining assets of BHLB after the holders of BHLB’s preferred stock, if any, have been paid in full any sums to which they may be entitled.

Preferred Stock

BHLB’s certificate of incorporation authorizes its board of directors, without shareholder action, to issue preferred stock in one or more series and to establish the designations, dividend rates and rights, dissolution or liquidation rights, preferences, price and terms and conditions on which shares may be redeemed, terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and could have the effect of delaying, deferring or preventing a change in BHLB’s control.

Certain Certificate of Incorporation and Bylaw Provisions Affecting Stock

BHLB’s certificate of incorporation and bylaws contain several provisions that may make BHLB a less attractive target for an acquisition of control by anyone who does not have the support of BHLB’s board of directors. Such provisions include, among other things, the requirement of a supermajority vote of shareholders or directors to approve certain business combinations and other corporate actions, a minimum price provision, several special procedural rules, a staggered board of directors, a vote limitation provision and the limitation that shareholder actions may only be taken at a meeting and may not be taken by unanimous written shareholder consent.  The foregoing is qualified in its entirely by reference to BHLB’s certificate of incorporation and bylaws.

Restrictions on Ownership

Under the federal Change in Bank Control Act, a notice must be submitted to the Board of Governors of the Federal Reserve System if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association.  An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Board of Governors of the Federal Reserve System.  Under the Change in Bank Control Act, the Board of Governors of the Federal Reserve System has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.  Any company that so acquires control would then be subject to regulation as a savings and loan holding company.

Transfer Agent and Registrar

The Transfer Agent and Registrar for BHLB’s common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016.

COMPARISON OF RIGHTS OF SHAREHOLDERS

The rights of shareholders of BHLB are currently governed by BHLB’s certificate of incorporation, bylaws and applicable provisions of the DGCL.  The rights of shareholders of Beacon are currently governed by Beacon’s articles of incorporation, bylaws and applicable provisions of the Maryland General Corporation Law (“MGCL”).  If the merger is completed, Beacon shareholders who receive BHLB common stock will become BHLB shareholders and their rights will likewise be governed by BHLB’s certificate of incorporation and bylaws and the DGCL.

The following is a summary of the material differences between the rights of a Beacon shareholder and the rights of a BHLB shareholder.  This summary is not a complete statement of the differences between the rights of Beacon shareholders and the rights of BHLB shareholders and is qualified in its entirety by reference to the governing law of each corporation and to the certificate of incorporation and bylaws of each corporation.  Copies of BHLB’s certificate of incorporation and bylaws are on file with the Securities and Exchange Commission.  Copies of BHLB’s certificate of incorporation and bylaws are available upon written request addressed to Corporate Secretary, Berkshire Hills Bancorp, Inc., 24 North Street, Pittsfield, Massachusetts 01201.

Authorized Stock

BHLB	Beacon

•                  The BHLB certificate of incorporation authorizes 51,000,000 shares of capital stock, consisting of 50,000,000 shares of common stock, $0.01 par value, and 1,000,000 shares of preferred stock, $0.01 par value.

• The Beacon articles of incorporation authorizes 100,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, par value $0.01.

• As of August 3, 2012, there were 22,208,105 shares of BHLB common stock issued and outstanding.	• As of August 3, 2012, there were 6,203,900 shares of Beacon common stock issued and outstanding.

• As of August 3, 2012, there were no shares of preferred stock issued and outstanding.	• As of August 3, 2012, there were no shares of preferred stock issued and outstanding.

Voting Rights

BHLB	Beacon
• The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.	• The holders of the common stock exclusively possess all voting power, subject to the authority of the board of directors to offer voting rights to the holders of preferred stock.

• Each share of common stock is entitled to one vote. Beneficial owners of 10% or more of the outstanding stock are subject to voting limitations.	• Each share of common stock is entitled to one vote.

• Holders of common stock may not cumulate their votes for the election of directors.	• Holders of common stock may not cumulate their votes for the election of directors.

Preemptive Rights

BHLB	Beacon
• Shareholders do not have a preemptive right to acquire BHLB’s issued shares.	• Shareholders do not have a preemptive right to acquire Beacon’s issued shares.

Required Vote for Authorization of Certain Actions

BHLB	Beacon

•                  At least 80% of the outstanding shares of voting stock must approve certain “business combinations” involving an “interested shareholder” or any affiliate of an “interested shareholder.” However, if a majority of directors not affiliated with the interested shareholder approves the business combination or certain pricing criteria are satisfied, a majority vote of the outstanding shares is sufficient to approve a business combination.

•                  Beacon’s board of directors must adopt a resolution which declares that a business combination is advisable and directing that the transaction be submitted for consideration at an annual or special meeting of stockholders. Based upon Beacon’s Articles of Incorporation, the business combination must be approved by the affirmative vote of a majority of all of the shares outstanding and entitled to vote.

Dividends

BHLB	Beacon
• Holders of common stock are entitled, when declared by the BHLB board of directors, to receive dividends, subject to the rights of holders of preferred stock.	• Holders of common stock are entitled, when declared by the Beacon board of directors, to receive dividends, subject to the rights of holders of preferred stock.

Shareholders’ Meetings

BHLB	Beacon

•                  BHLB must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose no fewer than ten days and no more than 60 days before the meeting to each shareholder entitled to vote.

•                  Beacon must deliver notice of the meeting and, in the case of a special meeting, a description of its purpose, no fewer than ten days and no more than 90 days before the meeting to each shareholder entitled to vote.

• Special meetings may be called only by the board of directors.

•                  Special meetings may be called by the President or the board of directors and shall be called by the Secretary upon written request of holders of a majority of the voting power of all shares entitled to vote at the meeting.

• For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not less than ten days and not more than 60 days before the meeting.	• For purposes of determining shareholders entitled to vote at a meeting, the board of directors may fix a record date that is not more than 90 days before the meeting.

• The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.	• The board of directors or any shareholder entitled to vote may nominate directors for election or propose new business.

•                  To nominate a director or propose new business, shareholders must give written notice to the Secretary of BHLB not less than 90 days before the meeting.  However, if BHLB gives less than 100 days’ notice or prior public disclosure of the meeting, written notice of the shareholder proposal or nomination must be delivered to the Secretary not later than ten days following the date notice of the meeting was mailed to shareholders or public disclosure of the meeting was made.   Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

•                  To nominate a director or propose new business, shareholders must give written notice to the Secretary of Beacon not earlier than 120 days or later than 90 days before the date that Beacon’s proxy statement was released to shareholders in connection with the previous year’s annual meeting.  Each notice given by a shareholder with respect to a nomination to the board of directors or proposal for new business must include certain information regarding the nominee or proposal and the shareholder making the nomination or proposal.

Action by Shareholders Without a Meeting

BHLB	Beacon
• Action taken at an annual or special meeting of shareholders must be effected at a duly called meeting and may not be effected by written consent of shareholders.	• Action taken at a shareholders’ meeting may be taken without a meeting if the action is taken by written consent of all shareholders entitled to vote on the action.

Board of Directors

BHLB	Beacon
• The bylaws provide that the number of directors, to be fixed by resolution, shall not exceed 13. BHLB will amend its bylaws in anticipation of adding one Beacon director to its board of directors.	• The bylaws provide that the number of directors, shall be no less than one (1) with the number to be fixed from time to time exclusively by vote of the Board of Directors.

• The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.	• The board of directors is divided into three classes as equal in number as possible and approximately one-third of the directors are elected at each annual meeting.

• Vacancies on the board of directors will be filled by a vote of a majority of the remaining directors.

•                  Vacancies created by an increase in the number of directorships or the death, resignation or removal of a director may be filled only by the affirmative vote of two-thirds of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

• Directors may be removed only for cause by the vote of 80% of the outstanding shares entitled to vote at an annual or special meeting called for that purpose.

•                  Under Beacon’s articles of incorporation, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least 80% of the voting power of all of the then-outstanding shares of Beacon’s capital stock entitled to vote generally in the election of directors voting together as a single class.

Amendment of the Bylaws

BHLB	Beacon
• The bylaws may be amended or repealed either the approval of a majority of the board of directors or by the vote of 80% of the outstanding shares entitled to vote.

•                  Under Beacon’s articles of incorporation, any adoption, amendment or repeal of the bylaws by the board of directors requires the approval of a majority of the entire board.  Stockholders also have power to adopt, amend or repeal the bylaws. The affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Beacon’s capital stock entitled to vote generally in the election of directors voting together as a single class is required for the adoption, amendment or repeal of any provisions of Beacon’s bylaws by the stockholders.

Amendment of the Certificate or Articles of Incorporation

BHLB	Beacon

•                  The certificate of incorporation may be amended or repealed upon approval of a majority of the shares entitled to vote on the matter, unless otherwise provided in the certificate of incorporation or Delaware law.

•                  Under Beacon’s articles of incorporation, the board of directors may amend the articles of incorporation to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that Beacon has authority to issue by a resolution approved by the majority of the board of directors and without any action by the stockholders.  The board of directors will not propose a stockholder vote for an amendment or repeal of any provision of Beacon’s articles of incorporation unless the board of directors has (1) approved the proposed amendment or repeal, (2) determined that it is advisable, and (3) directed that it be submitted for consideration at either an annual or special meeting of the stockholders pursuant to a resolution approved by the board of directors. The board of directors may abandon any proposed amendment or repeal of the articles of incorporation by a resolution adopted by a majority of the board of directors.

•                  The amendment or repeal of any provision of Beacon’s articles of incorporation other than an increase or decrease in capital stock shall be approved by at least two-thirds of all votes entitled to be cast by the holders of shares of Beacon capital stock entitled to vote on the matter, except that the proposed amendment or repeal of any provision of Beacon’s articles of incorporation need only be approved by a majority vote of all shares entitled to vote on the matter if the amendment or repeal of such provision is approved by a resolution adopted and approved by at least two-thirds of the board of directors. The affirmative vote of 80% of the voting power of Beacon’s outstanding stock, voting together as a single class, is required to amend or repeal matters pertaining to common and preferred stock, voting rights, directors, Beacon’s bylaws, evaluation of strategic offers, indemnification of directors and officers, limitation of liability and the procedure for amending the articles of incorporation.

Control Share Statute

BHLB	Beacon
• Delaware law has no control share statute or similar law.

•                  Under Maryland law, when a shareholder acquires shares (referred to as “control shares”) of a company in excess of 10% but less than 33.3%, shareholder approval of the acquisition must be obtained before the acquiring shareholder may vote the shares. Two-thirds of all shares entitled to be cast must approve the acquisition of control shares, excluding the control shares held by the acquiring shareholder and any stock held by officers and non-independent directors of the corporation. A corporation may opt out of the control share statute or reduce the two-thirds vote requirement in its articles of incorporation. Beacon has opted out of the control share statute.

Limitation on Directors’ and Officers’ Liability

BHLB	Beacon

•                  BHLB’s articles of incorporation limits liability for directors and officers to the fullest extent of Delaware law. Delaware law permits a Delaware corporation’s certificate of incorporation to provide that no director will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except a director may be liable (i) for a willful or negligent violation of Delaware law relating to payments of dividends or stock purchases or redemptions; (ii) for breaching the duty of loyalty to the Company or its stockholders; (iii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; or (iv) for any transaction from which the director derived an improper personal benefit.

•                  Beacon’s articles of incorporation limits liability for directors and officers to the fullest extent of Maryland law. Maryland law provides that the articles of incorporation may limit the liability of a director or officer for money damages, except (i) to the extent it is proved that the person actually received an improper benefit or a profit in money, property or services; or (ii) to the extent a final judgment adverse to the person is entered based on a finding that the person’s act or omission was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Indemnification

BHLB	Beacon

•                  BHLB indemnifies its current and former directors and officers to the fullest extent permitted by Delaware law. Under Delaware law, a corporation may indemnify its directors, officers, and employees against expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred in proceedings arising because of the person’s relationship to the company, so long as the individual acted in good faith and in a manner

•                  Beacon indemnifies its current and former directors and officers to the fullest extent permitted by Maryland law. Under Maryland law, a corporation may indemnify its directors, officers and employees against judgments, penalties, fines and reasonable expenses actually incurred unless it is proven that (i) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with active and deliberate dishonesty; (ii) the person actually he reasonably believed to be in, or not opposed to, the best interest of the company (and, in the case of a criminal proceeding, so long as the individual had no reasonable cause to believe his conduct was unlawful).  To the extent a person eligible for indemnification is successful on the merits or otherwise in defense in such an action, indemnification for expenses actually and reasonably incurred is mandatory.  Delaware law provides that a company may pay expenses incurred in advance of the final disposition of the proceeding provided the company receives from the individual a written undertaking to repay the advanced amounts if it is ultimately determined that the individual was not entitled to be indemnified. A similar standard for indemnification applies in a stockholder “derivative” claim (i.e., an action by or in the right of the company) except that indemnification only extends to expenses incurred in defense of such a proceeding and except that, where the individual has been found liable to the company, indemnification must be approved by the court.

received an improper personal benefit; or (iii) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful.  Maryland law generally permits amounts paid in settlement (including expenses) of derivative actions to be indemnified, unless the person is found liable to the company or with respect to any proceeding in which the person was found liable on the grounds that personal benefit was improperly received (provided a court may nevertheless order indemnification if it determines that the person is fairly and reasonable entitled to it under the facts and circumstances).

Appraisal Rights

BHLB	Beacon

•                  Delaware law permits stockholders to dissent from a merger or consolidation transaction and obtain payment of the fair value of their shares, if they follow statutorily defined procedures.  However, appraisal rights do not apply if (i) the shares are listed on a national securities exchange or the Nasdaq Global Market or are held by 2,000 or more holders of record, or (ii) the shares are being exchanged for shares of a surviving corporation, which shares are listed on a national securities exchange or the Nasdaq Global Market or held of record by more than 2,000 holders.

•                  Maryland law provides that a stockholder is not entitled to appraisal rights in any transaction where his stock is listed on a national securities exchange or the Nasdaq Global Market or Nasdaq Capital Market, even if the consideration to be paid in the merger consists of cash. Maryland law also permits a company, in its articles of incorporation, to deny appraisal rights to all stockholders. Beacon’s articles of incorporation deny appraisal rights to all stockholders.

Right to Inspect Stockholder List

BHLB	Beacon

•                  Delaware law provides that any stockholder, regardless of the number of shares held and how long such shares have been held, generally has the right to inspect a company’s stock ledger and list of stockholders, provided the stockholder has a proper purpose for doing so and satisfies certain procedural requirements.

• Under Maryland law, only a person or group owning 5% or more of a company’s common stock for at least six months has the right to inspect the company’s stock ledger and list of stockholders.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

Board of Directors

After completion of the merger, the board of directors of BHLB will consist of all the current directors of BHLB with the addition of one director from the board of directors of Beacon.  Lawrence A. Bossidy will continue to be Non-Executive Chairman of the Board.

Information regarding the current directors and executive officers of BHLB, executive compensation and relationships and related transactions is included in this BHLB’s proxy statement for its 2012 annual meeting of shareholders, which is incorporated by reference in this proxy statement/prospectus.

Management

The executive officers of BHLB and Berkshire Bank will not change as a result of the merger.

Operations

While there can be no assurance as to the achievement of business and financial goals, BHLB currently expects to initially achieve cost savings equal to approximately 30% of Beacon’s current annualized non-interest expenses through the elimination of redundant senior management and back-office staffing and other operating efficiencies (such as the elimination of duplicative data processing services).  BHLB expects to achieve most of these savings in the first full year following the merger. See “Caution About Forward-Looking Statements.”

BEACON STOCK OWNERSHIP

The table below provides certain information about beneficial ownership of Beacon common stock as of August 3, 2012.  The table shows information for:

•                  Each person, or group of affiliated person, who is known to Beacon to beneficially own more than 5% of Beacon’s common stock;

•                  Each of Beacon’s directors;

•                  Each of Beacon’s executive officers; and

•                  All of Beacon’s directors and executive officers as a group.

Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all shares of common stock beneficially owned by them, subject to community property laws, where applicable.  Except as otherwise noted, the address of each person is care of Beacon at Beacon’s principal executive office.

Name	Number of Shares Owned (Excluding Options and Warrants)	Number of Shares That May Be Acquired Within 60 Days by Exercising Options and Warrants	Percent of Total Common Stock Outstanding(1)

Lisa Jones	33,750	29,306	1.0%
Darren Crossett	52,269	48,000	1.6%
David Hammond	48,667	48,000	1.6%
Ross Prossner	110,463	112,333	3.6%
Tim Ahern	32,314	28,786	1.0%
John Altmeyer	52,314	28,786	1.3%
Ed Butler	34,314	28,786	1.0%
Gail Kinsella	275	1,667	*
Tom Driscoll	38,837	28,786	1.1%
David Hill	37,314	28,786	1.1%
All directors and executive officers as a group (10 persons)	440,517	383,236	13.3%

*      less than 1%

(1)   Based on 6,203,900 shares of Beacon common stock outstanding on August 3, 2012 plus, for each person, the number of shares that such person may acquire within 60 days of such date by exercising stock options.

MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS (PROPOSAL 2)

As required by Item 402(t) of Regulation S-K and Regulation 14A of the Securities Exchange Act, Beacon is providing its shareholders with the opportunity to cast a non-binding, advisory vote on the compensation that may become payable to its named executive officers in connection with the completion of the merger, as disclosed in the section of this proxy statement/prospectus captioned “Description of the Merger— Interests of Certain Persons in the Merger that are Different from Yours,” beginning on page 54 of this proxy statement/prospectus, and the related table and narratives.

Your vote is requested.  Beacon believes that the information regarding compensation that may become payable to its named executive officers in connection with the completion of the merger, as disclosed in the section of this proxy statement/prospectus captioned “Description of the Merger— Interests of Certain Persons in the Merger that are Different from Yours” is reasonable and demonstrates that Beacon’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of Beacon’s shareholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Beacon’s named executive officers in connection with the completion of the merger.  In addition, this vote is separate and independent from the vote of shareholders to approve the completion of the merger. Beacon asks that its shareholders vote “FOR” the following resolution:

RESOLVED, that the compensation that may become payable to Beacon’s named executive officers in connection with the completion of the merger, as disclosed in the section captioned “Description of the Merger—Interests of Certain Persons in the Merger that are Different from Yours” (beginning on page 54 of the proxy statement/prospectus dated August 6) and the related table and narratives, is hereby APPROVED.

This vote is advisory and, therefore, it will not be binding on Beacon, nor will it overrule any prior decision or require Beacon’s board of directors (or any committee thereof) to take any action.  However, Beacon’s board of directors values the opinions of Beacon’s shareholders, and to the extent that there is any significant vote against the named executive officer compensation as disclosed in this proxy statement/prospectus, Beacon’s board of directors will consider shareholders’ concerns and will evaluate whether any actions are necessary to address those concerns. Beacon’s board of directors will consider the affirmative vote of a majority of the votes cast on the matter “FOR” the foregoing resolution as advisory approval of the compensation that may become payable to Beacon’s named executive officers in connection with the completion of the merger.

BEACON’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE RESOLUTION SET FORTH ABOVE.

ADJOURNMENT OF THE SPECIAL MEETING (PROPOSAL 3)

If there are not sufficient votes to constitute a quorum or to approve the merger agreement at the time of the Beacon special meeting, the merger agreement cannot be approved unless the Beacon special meeting is adjourned to a later date or dates to permit further solicitation of proxies.  To allow proxies that have been received by Beacon at the time of the special meeting to be voted for an adjournment, if deemed necessary, Beacon has submitted the question of adjournment to its shareholders as a separate matter for their consideration. The board of directors of Beacon unanimously recommends that shareholders vote “FOR” the adjournment proposal. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to shareholders, other than an announcement at the meeting of the place, date and time to which the meeting is adjourned.

LEGAL MATTERS

The validity of the BHLB common stock to be issued in the proposed merger has been passed upon for BHLB by Luse Gorman Pomerenk & Schick, Washington, D.C.  Luse Gorman Pomerenk & Schick and Kilpatrick Townsend & Stockton LLP will deliver opinions to BHLB and Beacon, respectively, as to certain federal income tax consequences of the merger.  See “Description of The Merger—Material Tax Consequences of the Merger.”

EXPERTS

The financial statements as of December 31, 2011 and for the year ended December 31, 2011 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2011 incorporated in this proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2011 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm given on the authority of said firm as experts in accounting and auditing.  To the extent that any information herein is considered prospective financial information, PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the referenced prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference herein relates to BHLB’s historical financial information. It does not extend to any prospective financial information and should not be read to do so.

The consolidated financial statements of BHLB as of December 31, 2010 and for each of the years in the two-year period ended December 31, 2010 have been incorporated by reference to this proxy statement/prospectus in reliance upon the report of Wolf & Company, P.C., independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Beacon as of December 31, 2011 and 2010 and for the years then ended have been incorporated by reference into this proxy statement/prospectus in reliance upon the report of Crowe Horwath LLP, independent registered public accounting firm, as stated in their report appearing herein, and upon the authority of said firm as experts in accounting and auditing.

SHAREHOLDER PROPOSALS

Beacon will hold its 2013 annual meeting only if the merger is not completed.  Beacon must receive proposals that shareholders seek to include in the proxy statement for Beacon’s next annual meeting no later than December 18, 2012.  If next year’s annual meeting is held on a date more than 30 calendar days from May 17, 2013, a shareholder proposal must be received within a reasonable time before Beacon begins to print and mail its proxy solicitation for such annual meeting. Any shareholder proposals will be subject to the requirements of the proxy rules and regulations adopted by the SEC.  Pursuant to Rule 14a-4(c) of the Securities Exchange Act of 1934, as amended, if a shareholder who intends to present a proposal at the 2013 annual meeting does not notify us of such proposal on or prior to March 2, 2013, then management proxies will be allowed to use their discretionary voting authority to vote on the proposal when the proposal is raised at the 2013 annual meeting, even though there is no discussion of the proposal in the 2013 proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

BHLB filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act to register the shares of BHLB common stock to be issued to Beacon shareholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of BHLB and a proxy statement of Beacon for its special meeting. As permitted by the Securities and Exchange Commission rules, this proxy statement/prospectus does not contain all of the information that you can find in the registration statement or in the exhibits to the registration statement.  The additional information may be inspected and copied as set forth above.

BHLB and Beacon each files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission.  These filings are available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document BHLB files with the Securities and Exchange Commission at its public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of these documents also can be obtained at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission, at 100 F Street, N.E., Room 1580, Washington D.C. 20549 or by calling 1-800-SEC-0330 for additional information on the operation of the public reference facilities.

The Securities and Exchange Commission allows BHLB and Beacon to “incorporate by reference” information into this proxy statement/prospectus.  This means that BHLB and Beacon can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission.  The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in this document.  This document incorporates by reference the other documents that are listed below that BHLB and Beacon have previously filed with the Securities and Exchange Commission and additional documents that BHLB and Beacon file with the Securities and Exchange Commission between the date of this proxy statement/prospectus and the date of the Beacon shareholder meeting.  These documents contain important information about BHLB’s and Beacon’s financial condition.

BERKSHIRE HILLS FILINGS

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended December 31, 2011

• Quarterly Report Form 10-Q	Quarter ended March 31, 2012

• Current Reports on Form 8-K	January 25, 2012; February 1, 2012; February 13, 2012; April 20, 2012; April 25, 2012; April 30, 2012; May 9, 2012; May 11, 2012; May 16, 2012; June 1, 2012; June 4, 2012; and July 25, 2012.

•                 The description of Berkshire common stock set forth in the Registration Statement on Form 8-A filed October 25, 2005, which incorporates by reference the portion of the “Description of BHLB Stock” contained in BHLB’s prospectus filed pursuant to Rule 424(b)(3) on May 26, 2000.

Documents incorporated by reference are available from BHLB without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference).  You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from BHLB at the following address:

Berkshire Hills Bancorp, Inc.

24 North Street

Pittsfield, Massachusetts 01201

Attention: Investor Relations Department

Telephone: (413) 236-3239

If you would like to request documents from BHLB, please do so by September 13, 2012, to receive them before Beacon’s meeting of shareholders.  If you request any incorporated documents, BHLB will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

BHLB incorporates by reference additional documents that it may file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the special meetings.  These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

BHLB has supplied all information contained in this proxy statement/prospectus relating to BHLB, and Beacon has supplied all information relating to Beacon.

BEACON FILINGS

Filings	Period of Report or Date Filed

• Annual Report on Form 10-K	Year ended December 31, 2011

• Quarterly Report Form 10-Q	Quarter ended March 31, 2012

• Current Reports on Form 8-K	February 24, 2012; May 17, 2012; May 29, 2012; June 1, 2012; and July 18, 2012 (other than information furnished under Items 2.02 or 7.01 of Form 8-K).

Documents incorporated by reference are available from Beacon without charge (except for exhibits to the documents unless the exhibits are specifically incorporated in this document by reference).  You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Beacon at the following address:

Beacon Federal Bancorp, Inc.

6611 Manlius Center Road

East Syracuse, New York 13057

Attn:  Investor Relations Department

Telephone:  (315) 433-0111

If you would like to request documents from Beacon, please do so by September 13, 2012, to receive them before Beacon’s meeting of shareholders.  If you request any incorporated documents, Beacon will mail them to you by first-class mail, or other equally prompt means, within one business day of its receipt of your request.

Beacon incorporates by reference additional documents that it may file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the special meetings.  These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 or 7.01 of Form 8-K), as well as proxy statements.

Beacon has supplied all information contained in this proxy statement/prospectus relating to Beacon, and Beacon has supplied all information relating to Beacon.

You should rely only on the information contained in this proxy statement/prospectus when evaluating the merger agreement and the proposed merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.  This proxy statement/prospectus is dated August 6, 2012.  You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to shareholders of Beacon nor the issuance of shares of BHLB common stock as contemplated by the merger agreement shall create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

BERKSHIRE HILLS BANCORP, INC.

AND

BEACON FEDERAL BANCORP, INC.

DATED AS OF

MAY 31, 2012

i

ii

EXHIBITS

A	Form of Voting Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of May 31, 2012 by and between Berkshire Hills Bancorp, Inc., a Delaware corporation (“BHLB”), and Beacon Federal Bancorp, Inc., a Maryland corporation (“Beacon Federal”).

Recitals

1.             The Board of Directors of each of BHLB and Beacon Federal (i) has determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective companies and shareholders, (ii) has determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies and (iii) has approved this Agreement.

2.             In accordance with the terms of this Agreement, Beacon Federal will merge with and into BHLB (the “Merger”), and it is anticipated that Beacon Bank, which is a wholly owned subsidiary of Beacon Federal, will be merged with and into Berkshire Bank, a wholly owned subsidiary of BHLB.

3.             As a condition to the willingness of BHLB to enter into this Agreement, each of the directors and executive officers of Beacon Federal have entered into a Voting Agreement, substantially in the form of Exhibit A hereto, dated as of the date hereof, with BHLB (the “Voting Agreement”), pursuant to which each such director and executive officer has agreed, among other things, to vote all shares of Beacon Federal Common Stock (as defined herein) owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such Voting Agreement.

4.             The parties intend the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and is hereby adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code.

5.             The parties desire to make certain representations, warranties and agreements in connection with the business transactions described in this Agreement and to prescribe certain conditions thereto.

In consideration of the mutual covenants, representations, warranties and agreements herein contained, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1           Certain Definitions.

As used in this Agreement, the following terms have the following meanings.

“Acquisition Proposal” shall have the meaning set forth in Section 6.11.

“Advisory Board” shall have the meaning set forth in Section 2.9.

“Affiliate” shall mean any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person and any Affiliate of such executive officer or director.

“Agreement” shall mean this agreement, the exhibits and schedules hereto and any amendment hereto.

“Bank Merger” shall mean the merger of Beacon Bank with and into Berkshire Bank, with Berkshire Bank as the surviving institution.

“Bank Regulator” shall mean any Federal or state banking regulator, including but not limited to the MDOB, the FRB, the OCC and the FDIC, which regulates or has the statutory authority to regulate Berkshire Bank, Beacon Bank, and their respective holding companies and subsidiaries, as the case may be, and the Department of Justice or the Federal Trade Commission, or any other relevant Federal or state regulator, as it relates to anticompetitive matters.

“Beacon Bank” shall mean a federal savings bank, with its principal office located at 6611 Manlius Center Road, East Syracuse, New York 13057, and which is a wholly owned subsidiary of Beacon Federal.

“Beacon Federal” shall mean Beacon Federal Bancorp, Inc., a Maryland corporation with its principal office located at 6611 Manlius Center Road, East Syracuse, New York 13057.

“Beacon Federal Benefit Plans” shall have the meaning set forth in Section 4.13.1.

“Beacon Federal Common Stock” shall mean the common shares, par value $0.01 per share, of Beacon Federal.

“Beacon Federal Disclosure Schedule” shall mean the collective written disclosure schedules delivered by Beacon Federal to BHLB pursuant hereto.

“Beacon Federal ESOP” shall mean the Employee Stock Ownership Plan of Beacon Bank or any successor thereto.

“Beacon Federal Financial Statements” shall mean (i) the audited consolidated statements of financial condition (including related notes and schedules) of Beacon Federal as of December 31, 2011 and 2010 and the related consolidated statements of income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of Beacon Federal for each of the two (2) years ended December 31, 2011, as set forth in Beacon Federal’s annual report on Form 10-K for the year ended December 31, 2011 and (ii) the unaudited interim consolidated financial statements of Beacon Federal as of the end of each calendar quarter following December 31, 2011, and for the periods then ended, as filed by Beacon Federal in the Beacon Federal SEC Reports.

“Beacon Federal Loan Participation” shall have the meaning set forth in Section 4.15.2.

“Beacon Federal Loan Property” shall have the meaning set forth in Section 4.15.2.

“Beacon Federal Non-qualified Deferred Compensation Plan” shall have the meaning set forth in Section 4.13.l.

“Beacon Federal Preferred Stock” shall have the meaning set forth in Section 4.3.

“Beacon Federal Regulatory Reports” shall mean the Call Reports of Beacon Bank, and accompanying schedules (other than such schedules as are required to be kept confidential pursuant to applicable law or regulatory requirements), filed or to be filed with the OCC with respect to each calendar quarter beginning with the quarter ended March 31, 2012, through the Closing Date, and all Annual Reports on Form FRH-(b)11 and any Current Report on Form FRH-(b)11 filed with the FRB by Beacon Federal from March 31, 2012 through the Closing Date.

“Beacon Federal Restricted Stock” shall mean the shares of restricted stock of Beacon Federal issued pursuant to the Beacon Federal Bancorp, Inc. 2008 Equity Incentive Plan.

“Beacon Federal SEC Reports” shall have the meaning set forth in Section 4.27.

“Beacon Federal Shareholder Approval” shall have the meaning set forth in Section 4.4.1.

“Beacon Federal Shareholders Meeting” shall have the meaning set forth in Section 8.1.

“Beacon Federal Stock” shall have the meaning set forth in Section 4.3.1

“Beacon Federal Stock Option” shall have the meaning set forth in Section 3.3(b).

“Beacon Federal Stock Option Plan” shall have the meaning set forth in Section 3.3(a).

“Beacon Federal Subsidiary” shall mean any corporation, 10% or more of the capital stock of which is owned, either directly or indirectly, by Beacon Federal or Beacon Bank.

“Benefit Plan Determination Date” shall have the meaning set forth in Section 7.6.1.

“Berkshire Bank” shall mean Berkshire Bank, a Massachusetts savings bank with its principal offices located at 24 North Street, Pittsfield, Massachusetts 01202, which is a wholly owned subsidiary of BHLB.

“Berkshire Insurance” means Berkshire Insurance Group, Inc., an independent insurance agency which is wholly owned by BHLB.

“BHLB” shall mean Berkshire Hills Bancorp, Inc., a Delaware corporation, with its principal offices located at 24 North Street, Pittsfield, Massachusetts 02101.

“BHLB Benefit Plans” shall have the meaning set forth in Section 5.12.1.

“BHLB Common Stock” shall mean the common stock, par value $0.01 per share, of BHLB.

“BHLB Disclosure Schedule” shall mean the collective written disclosure schedules delivered by BHLB to Beacon Federal pursuant hereto.

“BHLB Financial Statements” shall mean the (i) the audited consolidated statements of financial condition (including related notes and schedules) of BHLB as of December 31, 2011 and 2010 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows (including related notes and schedules, if any) of BHLB for each of the three (3) years ended December 31, 2011, as set forth in BHLB’s annual report on Form 10-K for the year ended December 31, 2011, and (ii) the unaudited interim consolidated financial statements of BHLB as of the end of each calendar quarter following December 31, 2011, and for the periods then ended, as filed by BHLB in the BHLB SEC Reports.

“BHLB Loan Property” shall have the meaning set forth in Section 5.14.2.

“BHLB Loan Participation” shall have the meaning set forth in Section 5.14.2.

“BHLB Non-qualified Deferred Compensation Plan” shall have the meaning set forth in Section 5.12.1.

“BHLB Preferred Stock” shall have the meaning set forth in Section 5.3.1.

“BHLB Regulatory Reports” shall mean the Call Reports of Berkshire Bank, and accompanying schedules (other than such schedules as are required to be kept confidential pursuant to applicable law or regulatory requirements), filed or to be filed with the FDIC with respect to each calendar quarter beginning with the quarter ended March 31, 2012, through the Closing Date, and all Annual Reports on Form FRH-(b)11 and any Current Report on Form FRH-(b)11 filed with the FRB by BHLB from March 31, 2012 through the Closing Date.

“BHLB SEC Reports” shall have the meaning set forth in Section 5.16.

“BHLB Stock” shall have the meaning set forth in Section 5.3.1.

“BHLB Subsidiary” shall mean any corporation, 10% or more of the capital stock of which is owned, either directly or indirectly, by BHLB or Berkshire Bank, except any corporation the stock of which is held in the ordinary course of the lending activities of Berkshire Bank.

“Business Day” shall mean any day other than a Saturday, Sunday, or day on which banks in the Commonwealth of Massachusetts are authorized or obligated by law or executive order to close.

“Cash Consideration” shall have the meaning set forth in Section 3.1.4.

“Cash Election” shall have the meaning set forth in Section 3.1.4.

“Cash Election Shares” shall have the meaning set forth in Section 3.1.4.

“Certificate” shall mean a certificate or book entry evidencing shares of Beacon Federal Common Stock.

“Claim” shall have the meaning set forth in Section 7.7.2.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“COBRA” shall have the meaning set forth in Section 4.13.5.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreements” shall mean the confidentiality agreement dated as of April 17, 2012 between BHLB and Beacon Federal.

“CRA” shall have the meaning set forth in Section 4.12.1.

“Continuing Beacon Federal Employees” shall have the meaning set forth in Section 7.6.2.

“DGCL” shall mean the Delaware General Corporation Law.

“Dissenting Shares” shall have the meaning set forth in Section 3.1.7.

“Dissenting Shareholder” shall have the meaning set forth in Section 3.1.7.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Election Deadline” shall have the meaning set forth in Section 3.2.3.

“Election Form” shall have the meaning set forth in Section 3.2.2.

“Environmental Laws” shall mean any applicable federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, approval, consent, order, judgment, decree, injunction or agreement with any Governmental Entity as in effect on or prior to the date of this Agreement relating to (1) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (2) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Materials of Environmental Concern.  The term Environmental Law includes without limitation (a) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq; the Emergency Planning and

Community Right to Know Act, 42 U.S.C. § 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. § 300f, et seq; and all comparable state and local laws, and (b) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to the presence of or exposure to any Materials of Environmental Concern as in effect on or prior to the date of this Agreement.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any Person, any other Person that, together with such Person, would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall mean Registrar and Transfer Company, or such other bank or trust company or other agent as mutually agreed upon by BHLB and Beacon Federal, which shall act as agent for BHLB in connection with the exchange procedures for exchanging Certificates for the Merger Consideration.

“Exchange Fund” shall have the meaning set forth in Section 3.3.1.

“Exchange Ratio” shall have the meaning set forth in Section 3.1.3, subject to adjustment under Section 10.1.9.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FHLB” shall mean the Federal Home Loan Bank of New York with respect to Beacon Bank and the Federal Home Loan Bank of Boston with respect to Berkshire Bank.

“FRB” shall mean the Board of Governors of the Federal Reserve System and any applicable Federal Reserve Bank.

“GAAP” shall mean accounting principles generally accepted in the United States of America applied on a consistent basis.

“Governmental Entity” shall mean any Federal or state court, department, administrative agency or commission or other governmental authority or instrumentality.

“HOLA” shall mean the Home Owners’ Loan Act of 1933, as amended.

“Indemnified Parties” shall have the meaning set forth in Section 7.7.2.

“Insurance Regulator” shall mean the Massachusetts Division of Insurance and any other Governmental Entity which has authority to regulate a Massachusetts insurance agency.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known or should have been known by the senior officers and directors of such Person after reasonable inquiry.

“Mailing Date” shall have the meaning set forth in Section 3.2.2.

“Material Adverse Effect” shall mean, with respect to BHLB or Beacon Federal, respectively, any effect that (1) is material and adverse to the financial condition, results of operations or business of BHLB and the BHLB Subsidiaries, taken as a whole, or Beacon Federal and the Beacon Federal Subsidiaries, taken as a whole, respectively, or (2) materially impairs the ability of either Beacon Federal, on the one hand, or BHLB, on the other hand, to perform its obligations under this Agreement or otherwise materially impedes the consummation of the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute, or be considered in determining whether there has occurred, a Material Adverse Effect:  (i) the impact of (x) changes in laws, rules or regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (y) changes in GAAP, or (z) changes in regulatory accounting requirements, in any such case applicable to financial institutions or their holding companies generally and not specifically relating to Beacon Federal or any Beacon Federal Subsidiary, on the one hand, or BHLB or any BHLB Subsidiary, on the other hand, (ii) the announcement of this Agreement or any action or omission of Beacon Federal or any Beacon Federal Subsidiary on the one hand, or BHLB or any BHLB Subsidiary, on the other hand, required under this Agreement or taken or omitted to be taken with the express written permission of BHLB or Beacon Federal, respectively, (iii) the direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in investigating, negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, (iv) any changes after the date of this Agreement in general economic or capital market conditions affecting banks or their holding companies generally, (v) any changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, and (vi) in the case of Beacon Federal or any Beacon Federal Subsidiary, the issuance of any order or directive by, or entry into a formal written agreement with, any Bank Regulator (it being agreed that the underlying facts giving rise or contributing to the issuance of such order, directive or agreement, or compliance with such order, directive or agreement, may be constitute or be considered in determining whether there has occurred a Material Adverse Effect).

“Materials of Environmental Concern” shall mean pollutants, contaminants, wastes, toxic or hazardous substances, petroleum and petroleum products, and any other materials regulated under Environmental Laws.

“Maximum Amount” shall have the meaning set forth in Section 7.7.1.

“MDOB” shall mean the Massachusetts Division of Banks.

“Merger” shall mean the merger of Beacon Federal with and into BHLB pursuant to the terms hereof.

“Merger Consideration” shall have the meaning set forth in Section 3.1.3.

“Merger Registration Statement” shall mean the registration statement, together with all amendments, filed with the SEC under the Securities Act for the purpose of registering the offer of shares of BHLB Common Stock to be offered to holders of Beacon Federal Common Stock in connection with the Merger.

“MGCL” shall mean the Maryland General Corporation Law.

“Non-Election Shares” shall have the meaning set forth in Section 3.1.5.

“Notice of Superior Proposal” shall have the meaning set forth in Section 10.1.8.

“Observer” shall have the meaning set forth in Section 6.13.

“OCC” shall mean the Office of the Comptroller of the Currency.

“PBGC” shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

“Person” shall mean any individual, corporation, limited liability company, partnership, joint venture, association, trust or “group” (as that term is defined under the Exchange Act).

“Pre-Closing” shall have the meaning set forth in Section 2.2.

“Proxy Statement-Prospectus” shall have the meaning set forth in Section 8.2.1.

“Regulatory Agreement” shall have the meaning set forth in Section 4.12.3.

“Regulatory Approval” shall mean the approval of any Bank Regulator necessary in connection with the consummation of the Merger, the Bank Merger and the related transactions contemplated by this Agreement.

“Representative” shall have the meaning set forth in Section 3.2.2.

“Rights” shall mean puts, calls, warrants, options, conversion, redemption, repurchase or other rights, convertible securities, stock appreciation rights and other arrangements or commitments which obligate an entity to issue or dispose of any of its capital stock or other ownership interests or which provide for compensation based on the equity appreciation of its capital stock.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Securities Laws” shall mean the Securities Act; the Exchange Act; the Investment Company Act of 1940, as amended; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Shortfall Number” shall have the meaning set forth in Section 3.2.6.

“Stock Consideration” shall have the meaning set forth in Section 3.1.3

“Stock Conversion Number” shall have the meaning set forth in Section 3.2.1.

“Stock Election” shall have the meaning set forth in Section 3.1.3.

“Stock Election Number” shall have the meaning set forth in Section 3.2.5.

“Stock Election Shares” shall have the meaning set forth in Section 3.1.3.

“Subsidiary” shall mean any corporation, 10% or more of the capital stock of which is owned, either directly or indirectly, except any corporation the stock of which is held in the ordinary course of the lending activities, of either Berkshire Bank or Beacon Bank, as applicable.

“Superior Proposal” shall have the meaning set forth in Section 6.11.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” shall mean any federal, state, local, foreign or provincial income, gross receipts, property, sales, service, use, license, lease, excise, franchise, employment, payroll, withholding, employment, unemployment insurance, workers’ compensation, social security, alternative or added minimum, ad valorem, value added, stamp, business license, occupation, premium, environmental, windfall profit, customs, duties, estimated, transfer or excise tax, or any other tax, custom, duty, premium, governmental fee or other assessment or charge of any kind whatsoever, together with any interest, penalty or additional tax imposed by any Governmental Entity.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” shall mean May 31, 2013.

“Termination Fee” shall have the meaning set forth in Section 10.2.2(C).

“Treasury Stock” shall have the meaning set forth in Section 3.1.2.

“Voting Agreement” shall have the meaning set forth in the recitals.

“401(k) Plan” shall have the meaning set forth in Section 6.15.

Other terms used herein are defined in the preamble and elsewhere in this Agreement.

ARTICLE II

THE MERGER

2.1          Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time: (a) Beacon Federal shall merge with and into BHLB, with BHLB as the resulting or surviving corporation (the “Surviving Corporation”); and (b) the separate existence of Beacon Federal shall cease and all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Beacon Federal shall be vested in and assumed by BHLB.  As part of the Merger, each outstanding share of Beacon Federal Common Stock will be converted into the right to receive the Merger Consideration pursuant to the terms of Article III.

2.2          Closing; Effective Time.

The closing (“Closing”) shall occur no later than the close of business on the fifth Business Day following the satisfaction or (to the extent permitted by applicable law) waiver of the conditions set forth in Article IX (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable law) waiver of those conditions), or such other date that may be agreed to in writing by the parties. The Merger shall be effected by the filing of a certificate of merger with the Secretary of State of the State of Delaware, in accordance with the DGCL, and articles of merger with the Maryland State Department of Assessments and Taxation, in accordance with the MGCL, on the day of the Closing (the “Closing Date”).  The Merger shall be effective on the date and time specified in the certificate of merger filed with the Secretary of State of the State of Delaware and the articles of merger filed with the Maryland State Department of Assessments and Taxation (the “Effective Time”).  A pre-closing of the transactions contemplated hereby (the “Pre-Closing”) shall take place at the offices of Luse Gorman Pomerenk & Schick, P.C., at 10:00 a.m. on the day prior to the Closing Date.

2.3          Certificate of Incorporation and Bylaws.

The certificate of incorporation and bylaws of BHLB as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended as provided therein and by applicable law.

2.4          Directors of the Surviving Corporation.

BHLB shall take all appropriate action so that, as of the Effective Time, the number of directors constituting the Boards of Directors of BHLB and Berkshire Bank shall be increased by one and that, effective immediately after the Closing Date, one director of Beacon Federal (as of the date hereof and as of the Effective Time), as designated by BHLB and Berkshire Bank, shall be appointed to the Boards of Directors of BHLB and Berkshire Bank.  All other directors and officers of BHLB immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

2.5          Effects of the Merger.

At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the MGCL.

2.6          Tax Consequences.

It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code.

2.7          Possible Alternative Structures.

Notwithstanding anything to the contrary contained in this Agreement and subject to the satisfaction of the conditions set forth in Article IX, prior to the Effective Time BHLB may revise the structure for effecting the Merger described in Section 2.1 or the Bank Merger including, without limitation, by substituting a wholly owned subsidiary for BHLB or Berkshire Bank, as applicable, provided that (i) any such subsidiary shall become a party to, and shall agree to be bound by, the terms of this Agreement; (ii) such modification shall not adversely affect the Federal income tax consequences of the Merger to BHLB, Berkshire Bank, Beacon Federal, Beacon Bank or to the holders of Beacon Federal Common Stock or prevent the rendering of the opinions contemplated in Sections 9.2.5 and 9.3.5; (iii) the consideration to be paid to the holders of Beacon Federal Common Stock under this Agreement is not thereby changed in kind or value or reduced in amount; and (iv) such modification will not delay materially or jeopardize receipt of any Regulatory Approvals or other consents and approvals relating to the consummation of the Merger or otherwise materially impede or delay consummation of the Merger or cause any condition to Closing set forth in Article IX not to be capable of being fulfilled.  The parties hereto agree to appropriately amend this Agreement and any related documents in order to reflect any such revised structure.

2.8          Additional Actions.

If, at any time after the Effective Time, BHLB shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in BHLB its right, title or interest in, to or under any of the rights, properties or assets of Beacon Federal or any Beacon Federal Subsidiary, or (ii) otherwise carry out the purposes of this Agreement, Beacon Federal and its officers and directors shall be deemed to have granted to BHLB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in BHLB its right, title or interest in, to or under any of the rights, properties or assets of Beacon Federal or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of the BHLB are authorized in the name of Beacon Federal or otherwise to take any and all such action.

2.9          Advisory Board.

Effective immediately after the Effective Time, the board members of Beacon Federal as of the Effective Time who do not join the boards of BHLB or Berkshire Bank shall be appointed to a currently existing Advisory Board of Berkshire Bank (the “Advisory Board”).  The Advisory Board shall meet as requested by the Board of Directors of Berkshire Bank and the initial term shall be for one year.  Each member of the Advisory Board shall receive compensation as set by the Board of Directors of Berkshire Bank from time to time.  Berkshire Bank shall consider, at its reasonable discretion, the composition, compensation and need for the Advisory Board after the completion of the one year term.

ARTICLE III

CONVERSION OF SHARES

3.1          Conversion of Beacon Federal Common Stock; Merger Consideration.

At the Effective Time, by virtue of the Merger and without any action on the part of BHLB, Beacon Federal or the holders of any of the shares of Beacon Federal Common Stock, the Merger shall be effected in accordance with the following terms:

3.1.1     Each share of BHLB Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding following the Effective Time and shall be unchanged by the Merger.

3.1.2     All shares of Beacon Federal Common Stock held in the treasury of Beacon Federal and each share of Beacon Federal Common Stock owned by BHLB prior to the Effective Time (other than shares held in a fiduciary capacity or in connection with debts previously contracted) (“Treasury Stock”) and each share of Beacon Federal Common Stock held in a trust under the Beacon Federal Bancorp, Inc. 2008 Equity Incentive Plan shall, at the Effective Time, cease to exist, and such shares, including any Certificates therefor, shall be canceled as promptly as practicable thereafter, and no payment or distribution shall be made in consideration therefor.

3.1.3    Each outstanding share of Beacon Federal Common Stock with respect to which an election to receive BHLB Common Stock has been effectively made and not revoked or lost, pursuant to Section 3.2.3 (a “Stock Election”), shall be converted into the right to receive (i) 0.9200 (the “Exchange Ratio”) of a share of BHLB Common Stock, subject to adjustment as provided in Sections 10.1.9 and 3.1.10 and to the provisions of Section 3.2 (the “Stock Consideration”) (collectively, the “Stock Election Shares”).

3.1.4     Subject to the provisions of Section 3.2, each outstanding share of Beacon Federal Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost, pursuant to  Section 3.2.3 (a “Cash Election”), shall be converted into the right to receive a cash payment, without interest, equal to $20.50 (the “Cash Consideration”) (collectively, the “Cash Election Shares”).

3.1.5     Each outstanding share of Beacon Federal Common Stock other than as to which a Cash Election or a Stock Election has been effectively made and not revoked or lost, pursuant to Section 3.2.3 (collectively, “Non-Election Shares”), shall be converted into the right to receive such Stock Consideration and/or Cash Consideration as shall be determined in accordance with Section 3.2.

3.1.6     Except as set forth in Section 3.1.2 or 3.1.7, upon the Effective Time, outstanding shares of Beacon Federal Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and shall thereafter by operation of this Section 3.1 represent only the right to receive the Merger Consideration and any dividends or distributions with respect thereto or any dividends or distributions with a record date prior to the Effective Time that were declared or made by Beacon Federal on such shares of Beacon Federal Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time.

3.1.7     Each outstanding share of Beacon Federal Common Stock, the holder of which has perfected his right to dissent under applicable law and has not effectively withdrawn or lost such right as of the Effective Time (the “Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration hereunder, and the holder thereof shall be entitled only to such rights as are granted by applicable law.  Beacon Federal shall give BHLB immediate notice upon receipt by Beacon Federal of any such demands for payment of the fair value of such shares of Beacon Federal Common Stock and of withdrawals of such notice and any other related communications (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”), and BHLB shall have the right to participate in all discussions, negotiations and proceedings with respect to any such demands.  Beacon Federal shall not, except with the prior written consent of BHLB, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment, or waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under applicable law.  Any payments made in respect of Dissenting Shares shall be made by the Surviving Institution.

3.1.8     If any Dissenting Shareholder withdraws or loses (through failure to perfect or otherwise) his right to such payment at or prior to the Effective Time, such holder’s shares of Beacon Federal Common Stock shall be converted into a right to receive the Merger Consideration in accordance with the applicable provisions of this Agreement.  If such holder withdraws or loses (through failure to perfect or otherwise) his right to such payment after the Effective Time, each share of Beacon Federal Common Stock of such holder shall be entitled to receive the Merger Consideration.

3.1.9     Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BHLB Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to BHLB Common Stock shall be payable on or with respect to any fractional share interests, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BHLB.  In lieu of the issuance of any such fractional share, BHLB shall pay to each former holder of Beacon Federal Common Stock who otherwise would be entitled to receive a fractional share of BHLB Common Stock, an amount in cash, rounded to the nearest cent and without interest, equal to the product of (i) the fraction of a share to which such holder would otherwise have been entitled and (ii) the average of the daily closing sales prices of a share of BHLB Common Stock as reported on the NASDAQ Global Select Market for the five (5) consecutive trading days immediately preceding the Closing Date.  For purposes of determining any fractional share interest, all shares of Beacon Federal Common Stock owned by a Beacon Federal shareholder shall be combined so as to calculate the maximum number of whole shares of BHLB Common Stock issuable to such Beacon Federal shareholder.

3.1.10   If BHLB changes (or the BHLB Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of BHLB Common Stock outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Merger Consideration (and any other dependent items) will be adjusted proportionately to account for such change.  If Beacon Federal changes (or the Beacon Federal Board sets a related record date that will occur before the Effective Time for a change in) the number or kind of shares of Beacon Federal Common Stock (or Rights thereto) outstanding by way of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, then the Merger Consideration (and any other dependent items) will be adjusted proportionately to account for such change.

3.2          Election Procedures.

3.2.1     Holders of record of Beacon Federal Common Stock may elect to receive shares of BHLB Common Stock or cash in exchange for their shares of Beacon Federal Common Stock.  The total number of shares of Beacon Federal Common Stock to be converted into Stock Consideration pursuant to this Section 3.2.1 shall be equal to the product obtained by multiplying (x) the number of shares of Beacon Federal Common Stock outstanding immediately prior to the Effective Time by (y) 0.50 (the “Stock Conversion Number”).  All other shares of Beacon Federal Common Stock shall be converted into Cash Consideration.

3.2.2     An election form and other appropriate customary transmittal material in such form as BHLB and Beacon Federal shall mutually agree (“Election Form”) will be mailed no more than forty (40) business days and no less than twenty (20) business days prior to the Election Deadline or on such earlier date as BHLB and Beacon Federal shall mutually agree (the “Mailing Date”) to each holder of record of Beacon Federal Common Stock permitting such holder, subject to the allocation and election procedures set forth in this Section 3.2, (i) to specify the number of shares of Beacon Federal Common Stock owned by such holder with respect to which such holder desires to make a Cash Election in accordance with the provision of Section 3.1.4, (ii) to specify the number of shares of Beacon Federal Common Stock owned by such holder with respect to which such holder desires to make a Stock Election, in accordance with the provision of Section 3.1.3, or (iii) to indicate that such record holder has no preference as to the receipt of cash or BHLB Common Stock for such shares.  Holders of record of shares of Beacon Federal Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all the shares of Beacon Federal Common Stock held by each Representative for a particular beneficial owner.  Any shares of Beacon Federal Common Stock with respect to which the holder thereof shall not, as of the Election Deadline (as defined in Section 3.2.3), have made an election by submission to the Exchange Agent of an effective, properly completed Election Form shall be deemed Non-Election Shares.  Any Dissenting Shares shall be deemed shares subject to a Cash Election, and with respect to such shares the holders thereof shall in no event receive consideration comprised of BHLB Common Stock.  BHLB shall make available one or more Election Forms as may reasonably be requested in writing from time to time by all Persons who become holders (or beneficial owners) of Beacon Federal Common Stock between the record date for the initial mailing of Election Forms and the close of business on the business day prior to the Election Deadline (as defined in Section 3.2.3), and Beacon Federal shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

3.2.3     The term “Election Deadline”, as used below, shall mean 5:00 p.m., Eastern time, on the later of (i) the date of the Beacon Federal Shareholders Meeting and (ii) the date that BHLB and Beacon Federal shall agree is as near as practicable to five (5) business days prior to the expected Closing Date, or such other time and date as BHLB and Beacon Federal may mutually agree.  An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline.  Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline.  The Certificate or Certificates relating to any revoked Election Form shall be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent.  Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.  Neither BHLB nor the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

3.2.4     No later than five (5) business days after the later to occur of the Election Deadline or the Effective Time, BHLB shall cause the Exchange Agent to effect the allocation among holders of Beacon Federal Common Stock of rights to receive the Cash Consideration and the Stock Consideration as set forth in Sections 3.2.5 and 3.2.6.

3.2.5     If the aggregate number of shares of Beacon Federal Common Stock with respect to which Stock Elections shall have been made (the “Stock Election Number”) exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares of each holder thereof shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof will be converted into the right to receive the Stock Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) the fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holders’ Stock Election Shares being converted into the right to receive the Cash Consideration.

3.2.6     If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A)          If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B)          If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration and Cash Election Shares of each holder thereof shall convert into the right to receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

3.3          Procedures for Exchange of Beacon Federal Common Stock.

3.3.1     BHLB to Make Merger Consideration Available.  Prior to the Effective Time, BHLB shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Beacon Federal Common Stock, for exchange in accordance with this Section 3.3, an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article III and shall instruct the Exchange Agent to issue such cash and shares of BHLB Common Stock for exchange in accordance with this Section 3.2 (such cash and shares of BHLB Common Stock, together with any dividends or distributions with respect thereto (without any interest thereon) being hereinafter referred to as the “Exchange Fund”).

3.3.2     Exchange of Certificates.  BHLB shall take all steps necessary to cause the Exchange Agent, not later than five (5) Business Days after the Effective Time, to mail to each holder of a Certificate or Certificates who did not previously submit their Certificates with a completed Election Form a form letter of transmittal for return to the Exchange Agent and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and cash in lieu of fractional shares into which the Beacon Federal Common Stock represented by such Certificates shall have been converted as a result of the Merger, if any.  The letter of transmittal shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent.  Upon proper surrender of a Certificate for exchange and cancellation to the Exchange Agent, together with a properly completed letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the Certificate so surrendered shall be cancelled.  No interest will be paid or accrued on any cash payable in lieu of fractional shares or any unpaid dividends and distributions, if any, payable to holders of Certificates.

3.3.3     Rights of Certificate Holders after the Effective Time.  The holder of a Certificate that prior to the Merger represented issued and outstanding Beacon Federal Common Stock shall have no rights, after the Effective Time, with respect to such Beacon Federal Common Stock except to surrender the Certificate in exchange for the Merger Consideration as provided in this Agreement.  No dividends or other distributions declared after the Effective Time with respect to BHLB Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Section 3.3.  After the surrender of a Certificate in accordance with this Section 3.3, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of BHLB Common Stock represented by such Certificate.

3.3.4     Surrender by Persons Other than Record Holders.  If the Person surrendering a Certificate and signing the accompanying letter of transmittal is not the record holder thereof, then it shall be a condition of the payment of the Merger Consideration that: (i) such Certificate is properly endorsed to such Person or is accompanied by appropriate stock powers, in either case signed exactly as the name of the record holder appears on such Certificate, and is otherwise in proper form for transfer, or is accompanied by appropriate evidence of the authority of the Person surrendering such Certificate and signing the letter of transmittal to do so on behalf of the record holder; and (ii) the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

3.3.5     Closing of Transfer Books.  From and after the Closing Date, there shall be no transfers on the stock transfer books of Beacon Federal of the Beacon Federal Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be exchanged for the Merger Consideration and canceled as provided in this Section 3.3.

3.3.6     Return of Exchange Fund.  At any time following the nine (9) month period after the Effective Time, BHLB shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund which had been made available to the Exchange Agent and not disbursed to holders of Certificates (including, without limitation, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to BHLB (subject to abandoned property, escheat and other similar laws) with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them.  Notwithstanding the foregoing, neither BHLB nor the Exchange Agent shall be liable to any holder of a Certificate for any Merger Consideration delivered in respect of such Certificate to a public official pursuant to any abandoned property, escheat or other similar law.

3.3.7     Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in such amount as the Exchange Agent may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof.

3.3.8     Withholding.  BHLB or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the transactions contemplated hereby to any holder of Beacon Federal Common Stock such amounts as BHLB (or any Affiliate thereof) or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by BHLB or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Beacon Federal Common Stock in respect of whom such deduction and withholding were made by BHLB or the Exchange Agent.

3.4          Stock Options and Other Stock-Based Awards.

(a)         Unless otherwise noted, the provisions of this Section 3.4 pertain to all plans sponsored by Beacon Federal under which options and other stock-based amounts are awarded, including Beacon Federal’s 2008 Equity Incentive Plan (the “Beacon Federal Stock Plan”); provided, however, that any accelerated vesting performed pursuant to this Section 3.4 shall only be performed if required by the terms of the Beacon Federal Stock Plan as in effect on the date hereof without any further action by Beacon Federal.

(b)         Each stock option issued under a Beacon Federal Stock Plan (a “Beacon Federal Stock Option”) or pursuant to any individual equity compensation award agreement, whether vested or unvested, that is outstanding and unexercised immediately before the Effective Time will cease, at the Effective Time, to represent a right to acquire shares of Beacon Federal Common Stock and will be converted at the Effective Time, without any action on the part of the holder of such Beacon Federal Stock Option, into an option to purchase BHLB Common Stock (a “Converted Stock Option”), on the same terms and conditions as were applicable under such Beacon Federal Stock Option (but subject to and taking into account any required acceleration of vesting of such Beacon Federal Stock Option pursuant to the terms of the Beacon Federal Stock Plan as in effect on the date hereof without any further action by Beacon Federal).  The number of shares of BHLB Common Stock subject to each such Converted Stock Option will be equal to the product obtained by multiplying (i) the number of shares of Beacon Federal Common Stock subject to the applicable Beacon Federal Stock Option by the Exchange Ratio, and by dividing (x) the exercise price per Beacon Federal Stock Option in effect immediately prior to the Effective Time by (y) the Exchange Ratio.

(c)         At the Effective Time, if the terms of the Beacon Federal Stock Plan or the underlying award agreement so provide, each share of restricted Beacon Federal Common Stock issued pursuant to the Beacon Federal Stock Plan (“Beacon Federal Restricted Stock”) that is outstanding immediately before the Effective Time shall vest in full and the restrictions thereon shall lapse, and, as of the Effective Time, each share of Beacon Federal Common Stock that was formerly Beacon Federal Restricted Stock shall be entitled to receive the Merger Consideration in accordance with Section 3.1.3; provided, however, that, upon the lapsing of restrictions with respect to each share of Beacon Federal Restricted Stock, Beacon Federal shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the lapsing of such restrictions.  At the Effective Time, each award of Beacon Federal Restricted Stock granted under the Beacon Federal Stock Plan or pursuant to any individual equity compensation award agreement (a “Beacon Federal Restricted Stock Award”) that is outstanding immediately before the Effective Time and that does not become vested pursuant to the preceding sentence will cease, at the Effective Time, to represent a right with respect to shares of Beacon Federal Common Stock and will be converted at the Effective Time, without any action on the part of the holder of such Beacon Federal Restricted Stock Award, to shares of BHLB Common Stock (each, a “Converted Restricted Stock Award”), on the same terms and conditions as were applicable under the Beacon Federal Restricted Stock Award. The number of shares of BHLB Common Stock subject to each such Converted Restricted Stock Award will equal the number of shares of Beacon Federal Common Stock subject to the applicable Beacon Federal Restricted Stock Award multiplied by the Exchange Ratio, rounded to the nearest whole share of BHLB Common Stock.

(d)         The shares of BHLB Common Stock to be issued to the holders of Beacon Federal Stock Options shall be registered with the SEC under the Merger Registration Statement, which shall be converted by a post-effective amendment to a registration statement on Form S-8.

3.5          Bank Merger.

BHLB intends to cause the merger of Beacon Bank with and into Berkshire Bank, with Berkshire Bank as the surviving institution, but retains the right to hold Beacon Bank as a separate subsidiary.  Subject to the foregoing and in BHLB’s sole determination, following the execution and delivery of this Agreement, BHLB will cause Berkshire Bank, and Beacon Federal will cause Beacon Bank, to execute and deliver an agreement and plan of merger in respect of the Bank Merger.

3.6          Reservation of Shares.

BHLB shall reserve for issuance a sufficient number of shares of the BHLB Common Stock for the purpose of issuing shares of BHLB Common Stock to the Beacon Federal shareholders in accordance with this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BEACON FEDERAL

Beacon Federal represents and warrants to BHLB as set forth in this Article IV, subject to the standard set forth in Section 4.1 and except as set forth in the Beacon Federal Disclosure Schedule delivered by Beacon Federal to BHLB on the date hereof, provided, however, that disclosure in any section of such Beacon Federal Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement.  Beacon Federal has made a good faith, diligent effort to ensure that the disclosure on each schedule of the Beacon Federal Disclosure Schedule corresponds to the section referenced herein.  References to the Knowledge of Beacon Federal shall include the Knowledge of Beacon Bank and Subsidiaries.

4.1          Standard.

Except as set forth in the following sentence, no representation or warranty of Beacon Federal contained in this Article IV shall be deemed untrue or incorrect, and Beacon Federal shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article IV, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply to representations and warranties contained in Sections 4.2 (other than Sections 4.2.3, 4.2.4 and 4.2.5 and the last sentence of Sections 4.2.1 and 4.2.2) and 4.3, which shall be true and correct in all material respects.

4.2          Organization.

4.2.1     Beacon Federal is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland, and is duly registered as a savings and loan holding company under the HOLA.  Beacon Federal has full corporate power and authority to carry on its business as now conducted.  Beacon Federal is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

4.2.2     Beacon Bank is a federally chartered savings bank duly organized, validly existing and in good standing under the laws of the United States.  The deposits in Beacon Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Beacon Bank when due.  Beacon Bank is a member in good standing of the FHLB and owns the requisite amount of stock.

4.2.3     Beacon Federal Disclosure Schedule 4.2.3 sets forth each Beacon Federal Subsidiary and its jurisdiction of incorporation or organization.  Each Beacon Federal Subsidiary (other than Beacon Bank) is a corporation, limited liability company or other legal entity as set forth on Beacon Federal Disclosure Schedule 4.2.3, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.  Each Beacon Federal Subsidiary is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or conduct of its business requires such qualification.

4.2.4     The respective minute books of Beacon Federal, Beacon Bank and each other Beacon Federal Subsidiary accurately record all corporate actions of their respective shareholders and boards of directors (including committees).

4.2.5     Prior to the date of this Agreement, Beacon Federal has made available to BHLB true and correct copies of the articles of incorporation or articles of association, as applicable, and bylaws or other governing documents of Beacon Federal, Beacon Bank and each other Beacon Federal Subsidiary.

4.3          Capitalization.

4.3.1     The authorized capital stock of Beacon Federal consists of (i) 100,000,000 shares of Beacon Federal Common Stock and 50,000,000 shares of preferred stock, $0.01 par value (“Beacon Federal Preferred Stock” and collectively with Beacon Federal Common Stock, “Beacon Federal Stock”).  As of the date hereof, there were 6,199,546 shares of Beacon Federal Common Stock validly issued and outstanding, fully paid and non-assessable and free of preemptive rights, and (ii) 1,478,266 shares of Beacon Federal Common Stock held by Beacon Federal as Treasury Stock, but not including 117,103 shares of Beacon Federal Common Stock held in trust under the Beacon Federal Stock Plan but not subject to an award of Beacon Federal Restricted Stock.  Beacon Federal does not own, of record or beneficially, any shares of Beacon Federal Stock which are not Treasury Stock.  Beacon Bank does not own, of record or beneficially, any shares of Beacon Federal Stock.  Neither Beacon Federal nor any Beacon Federal Subsidiary has or is bound by any Rights or other arrangements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, any capital stock of Beacon Federal, or any other security of Beacon Federal or a Beacon Federal Subsidiary or any securities representing the right to vote, purchase or otherwise receive any capital stock of Beacon Federal or a Beacon Federal Subsidiary or any other security of Beacon Federal or any Beacon Federal Subsidiary, other than shares of Beacon Federal Common Stock underlying the Beacon Federal Stock Options and Beacon Federal Restricted Stock.  Beacon Federal has granted options to acquire 627,829 shares of Beacon Federal Common Stock at a weighted average exercise price of $9.43 per share.  Beacon Federal Disclosure Schedule 4.3.1 sets forth: the name of each holder of a Beacon Federal Stock Option, identifying the number of shares each such individual may acquire pursuant to the exercise of such options, the plan under which such options were granted, the grant, vesting and expiration dates, and the exercise price relating to the options held, and whether the Beacon Federal Stock Option is an incentive stock option or a nonqualified stock option.  There are no unvested shares of Beacon Federal Restricted Stock.  All shares of Beacon Federal Common Stock issuable pursuant to the Beacon Federal Stock Option Plan will be duly authorized, validly issued, fully paid and non-assessable when issued upon the terms and conditions specified in the instruments pursuant to which they are issuable.

4.3.2     Beacon Federal owns all of the capital stock of each Beacon Federal Subsidiary, free and clear of any lien or encumbrance.  Except for the Beacon Federal Subsidiaries, Beacon Federal does not possess, directly or indirectly, any equity interest in any corporate or other legal entity, except for equity interests held in the investment portfolios of Beacon Federal or any Beacon Federal Subsidiary (which as to any one issuer, do not exceed five percent (5%) of such issuer’s outstanding equity securities) and equity interests held in connection with the lending activities of Beacon Bank, including stock in the FHLB.

4.3.3     To Beacon Federal’s Knowledge, except as set forth in Beacon Federal’s definitive proxy statement filed with the SEC on April 16, 2012, as of the date hereof no Person is the beneficial owner (as defined in

Section 13(d) of the Exchange Act) of five percent (5%) or more of the outstanding shares of Beacon Federal Common Stock.

4.3.4     No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which Beacon Federal’s shareholders may vote have been issued by Beacon Federal and are outstanding.

4.4          Authority; No Violation.

4.4.1     Beacon Federal has full corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Regulatory Approvals and the approval of this Agreement by Beacon Federal’s shareholders (the “Beacon Federal Shareholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by Beacon Federal and the completion by Beacon Federal of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of Beacon Federal.  This Agreement has been duly and validly executed and delivered by Beacon Federal, and subject to Beacon Federal Shareholder Approval and the receipt of the Regulatory Approvals and assuming due and valid execution and delivery of this Agreement by BHLB, constitutes the valid and binding obligation of Beacon Federal, enforceable against Beacon Federal in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

4.4.2     Neither the execution and delivery of this Agreement by Beacon Federal, nor the consummation of the transactions contemplated hereby, nor compliance by Beacon Federal with the terms and provisions hereof will (i) conflict with or result in a breach of any provision of the articles of incorporation or articles of association, as applicable, and bylaws of Beacon Federal or Beacon Bank; (ii) subject to receipt of all Regulatory Approvals, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Beacon Federal or Beacon Bank or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or amendment of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Beacon Federal or Beacon Bank under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Beacon Federal or Beacon Bank is a party, or by which they or any of their respective properties or assets may be bound or affected.

4.5          Consents.

Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) compliance with applicable requirements of the Securities Act, the Exchange Act and state securities or “blue sky” laws, (c) the filing of the certificate of merger with the Secretary of State of the State of Delaware and the articles of merger with the Maryland Department of Assessments and Taxation, and (d) the Beacon Federal Shareholder Approval, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and, to the Knowledge of Beacon Federal, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by Beacon Federal, the completion by Beacon Federal of the Merger and the performance by Beacon Federal of its obligations hereunder or (y) the execution and delivery of the agreement and plan of merger in respect of the Bank Merger and the completion of the Bank Merger.  Beacon Federal has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received or will include the imposition of any condition (financial or otherwise) or requirement that could reasonably be expected by Beacon Federal to result in a Material Adverse Effect on Beacon Federal and Beacon Bank, taken as a whole, or BHLB and Berkshire Bank, taken as a whole, or that (ii) any public body or authority having jurisdiction over the affairs of Beacon Federal or Beacon Bank, the consent or approval of which is not required or pursuant to the rules of which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

4.6          Financial Statements.

4.6.1     The Beacon Federal Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

4.6.2     Beacon Federal has previously made available to BHLB the Beacon Federal Financial Statements.  The Beacon Federal Financial Statements present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of Beacon Federal and the Beacon Federal Subsidiaries as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

4.6.3     At the date of the most recent consolidated statement of financial condition included in the Beacon Federal Financial Statements or in the Beacon Federal Regulatory Reports, Beacon Federal did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such Beacon Federal Financial Statements or in the Beacon Federal Regulatory Reports or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

4.7          Taxes.

Beacon Federal and the Beacon Federal Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a).  Beacon Federal, on behalf of itself and its Subsidiaries, has timely filed or caused to be filed all Tax Returns (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by Beacon Federal and the Beacon Federal Subsidiaries prior to the date hereof, or requests for extensions to file such returns and reports have been timely filed.  All such Tax Returns are true, correct, and complete in all material respects.  Beacon Federal and the Beacon Federal Subsidiaries have timely paid or, prior to the Effective Time will pay, all Taxes, whether or not shown on such returns or reports, due or claimed to be due to any Governmental Entity prior to the Effective Time other than Taxes which are being contested in good faith.  Beacon Federal and the Beacon Federal Subsidiaries have declared on their Tax Returns all positions taken therein that could give rise to a substantial underpayment of United States Federal Income Tax within the meaning of Section 6662 of the Code (or any corresponding provision of state or local laws).  The accrued but unpaid Taxes of Beacon Federal and the Beacon Federal Subsidiaries did not, as of the most recent Beacon Federal Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent Beacon Federal balance sheet (rather than in any notes thereto).  Beacon Federal and its Subsidiaries are subject to Tax audits in the ordinary course of business.  Beacon Federal management does not believe that an adverse resolution to any of such audits of which it has Knowledge would be reasonably likely to have a Material Adverse Effect on Beacon Federal.  Beacon Federal and the Beacon Federal Subsidiaries have not been notified in writing by any jurisdiction that the jurisdiction believes that Beacon Federal or any of the Beacon Federal Subsidiaries were required to file any Tax Return in such jurisdiction that was not filed.  Neither Beacon Federal nor any of the Beacon Federal Subsidiaries (A) has been a member of a group with which they have filed or been included in a combined, consolidated or unitary income Tax Return other than a group the common parent of which was Beacon Federal or (B) has any liability for the Taxes of any Person (other than Beacon Federal or any of the Beacon Federal Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.  As of the date hereof, all deficiencies proposed in writing as a result of any audits have been paid or settled.  There are no written claims or assessments pending against Beacon Federal or any Beacon Federal Subsidiary for any alleged deficiency in any Tax, and neither Beacon Federal nor any Beacon Federal Subsidiary has been notified in writing of any proposed Tax claims or assessments against Beacon Federal or any Beacon Federal Subsidiary.  Beacon Federal and the Beacon Federal Subsidiaries each have duly and timely withheld, collected and paid over to the appropriate taxing authority all amounts required to be so withheld and paid under all applicable laws, and have duly and timely filed all Tax Returns with respect to such withheld Taxes, within the time prescribed under any applicable law.  Beacon Federal and the Beacon Federal Subsidiaries have delivered to BHLB true and complete copies of all Tax Returns of Beacon Federal and the Beacon Federal Subsidiaries for taxable periods ending on or after December 31, 2005.  Neither Beacon Federal nor any of the Beacon Federal Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code § 6707A(c)(1) and Treas. Reg. § 1.6011-4(b).  Neither Beacon Federal nor any of the Beacon Federal Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.  Neither Beacon Federal nor any of the Beacon Federal Subsidiaries has been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).

4.8          No Material Adverse Effect.

Since December 31, 2011, to Beacon Federal’s Knowledge, no event has occurred or circumstance arisen has had or reasonably would be expected to have a Material Adverse Effect on Beacon Federal.

4.9          Material Contracts; Leases; Defaults.

4.9.1     Except as set forth in Beacon Federal Disclosure Schedule 4.9.1, neither Beacon Federal nor any Beacon Federal Subsidiary is a party to or subject to: (i) any employment, consulting or severance contract or arrangement with any past or present officer, director, employee or consultant of Beacon Federal or any Beacon Federal Subsidiary, except for “at will” arrangements; (ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any past or present officers, directors, employees or consultants of Beacon Federal or any Beacon Federal Subsidiary; (iii) any agreement which by its terms limits or affects the payment of dividends by Beacon Federal or any Beacon Federal Subsidiary; (iv) any instrument evidencing or related to indebtedness for borrowed money in excess of $500,000, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which Beacon Federal or any Beacon Federal Subsidiary is an obligor to any Person, which instrument evidences or relates to indebtedness other than deposits, FHLB advances with a term to maturity not in excess of one (1) year, repurchase agreements, bankers’ acceptances, and transactions in “federal funds” or which contains financial covenants or other non-customary restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Closing Date to Beacon Federal or any Beacon Federal Subsidiary; (v) any other agreement, written or oral, which is not terminable without cause on sixty (60) days’ notice or less without penalty or payment, or that obligates Beacon Federal or any Beacon Federal Subsidiary for the payment of more than $50,000 annually or for the payment of more than $100,000 over its remaining term; or (vi) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that materially restricts or limits the conduct of business by Beacon Federal or any Beacon Federal Subsidiary.

4.9.2     Each real estate lease that will require the consent of the lessor or its agent as a result of the Merger or the Bank Merger by virtue of the terms of any such lease, is listed in Beacon Federal Disclosure Schedule 4.9.2 identifying the section of the lease that contains such prohibition or restriction.  Subject to any consents that may be required as a result of the transactions contemplated by this Agreement, to its Knowledge neither Beacon Federal nor any Beacon Federal Subsidiary is in material default under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

4.9.3     True and correct copies of agreements, contracts, arrangements and instruments referred to in Section 4.9.1 and 4.9.2 have been made available to BHLB on or before the date hereof, and are in full force and effect on the date hereof.  Except as set forth in Beacon Federal Disclosure Schedule 4.9.3, no such agreement, plan, contract, or arrangement (i) provides for acceleration of the vesting of benefits or payments due thereunder upon the occurrence of a change in ownership or control of Beacon Federal or any Beacon Federal Subsidiary or upon the occurrence of a subsequent event; (ii) requires Beacon Federal or any Beacon Federal Subsidiary to provide a benefit in the form of Beacon Federal Common Stock or determined by reference to the value of Beacon Federal Common Stock or (iii) contains provisions which permit an employee, director or independent contractor to terminate such agreement or arrangement without cause and continue to accrue future benefits thereunder.

4.10        Ownership of Property; Insurance Coverage.

4.10.1   Beacon Federal and each Beacon Federal Subsidiary has good and, as to real property, marketable title to all assets and properties owned by Beacon Federal or such Beacon Federal Subsidiary, as applicable, in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the most recent consolidated statement of financial condition contained in the Beacon Federal Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such consolidated statement of financial condition), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, reverse repurchase agreements or any transaction by a Beacon Federal Subsidiary acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith.  Beacon Federal and the Beacon Federal Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by Beacon Federal and the Beacon Federal Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.  Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in all material respects in the notes to the Beacon Federal Financial Statements.

4.10.2   With respect to all material agreements pursuant to which Beacon Federal or any Beacon Federal Subsidiary has purchased securities subject to an agreement to resell, if any, Beacon Federal or such Beacon Federal Subsidiary, as the case may be, has a lien or security interest (which to Beacon Federal’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

4.10.3   Beacon Federal and each Beacon Federal Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations.  Neither Beacon Federal nor any Beacon Federal Subsidiary has received notice from any insurance carrier on or before the date hereof that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased.  Except as listed on Beacon Federal Disclosure Schedule 4.10.3, there are presently no claims pending under such policies of insurance and no notices of claim have been given by Beacon Federal or any Beacon Federal Subsidiary under such policies.  All such insurance is valid and enforceable and in full force and effect (other than insurance that expires in accordance with its terms), and within the last three (3) years Beacon Federal and each Beacon Federal Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any claims submitted under any of its insurance policies.  Beacon Federal Disclosure Schedule 4.10.3 identifies all policies of insurance maintained by Beacon Federal and each Beacon Federal Subsidiary, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, as well as the other matters required to be disclosed under this Section 4.10.3.  Beacon Federal has made available to BHLB copies of all of the policies listed on Beacon Federal Disclosure Schedule 4.10.3.

4.11        Legal Proceedings.

Except as set forth on Beacon Federal Disclosure Schedule 4.11, neither Beacon Federal nor any Beacon Federal Subsidiary is a party to any, and there are no pending or, to Beacon Federal’s Knowledge, threatened, legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature, (i) against Beacon Federal or any Beacon Federal Subsidiary, (ii) to which Beacon Federal or any Beacon Federal Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which reasonably could be expected to adversely affect the ability of Beacon Federal or any Beacon Federal Subsidiary to perform under this Agreement.

4.12        Compliance with Applicable Law.

Except as set forth on Beacon Federal Disclosure Schedule 4.12 and in Section 4.15:

4.12.1   To Beacon Federal’s Knowledge, Beacon Federal and each Beacon Federal Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business and its relationship with its employees, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the Community Reinvestment Act of 1977 (“CRA”), the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither Beacon Federal nor any Beacon Federal Subsidiary has received any written notice to the contrary.

4.12.2   Beacon Federal and each Beacon Federal Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of Beacon Federal, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the Regulatory Approvals.

4.12.3   Except as disclosed in Beacon Federal Disclosure Schedule 4.12.3, for the period beginning January 1, 2007, neither Beacon Federal nor any Beacon Federal Subsidiary has received any written notification or any other communication from any Bank Regulator (i) asserting that Beacon Federal or any Beacon Federal Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization; (iii) requiring or threatening to require Beacon Federal or any Beacon Federal Subsidiary, or indicating that Beacon Federal or any Beacon Federal Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks, or engages in the insurance of bank deposits, restricting or limiting, or purporting to restrict or limit the operations of Beacon Federal or any Beacon Federal Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit the operations of Beacon Federal or any Beacon Federal Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a “Regulatory Agreement”).  Except as disclosed in Beacon Federal Disclosure Schedule 4.12.3, neither Beacon Federal nor any Beacon Federal Subsidiary has consented to or entered into any Regulatory Agreement that is currently in effect.  Beacon Federal has disclosed to BHLB its most recent regulatory ratings.

4.13        Employee Benefit Plans.

4.13.1   Beacon Federal Disclosure Schedule 4.13.1 contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all employment, change in control, consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Beacon Federal or any of its ERISA Affiliates for the benefit of employees, former employees, retirees (or the dependents, including spouses, of the foregoing), directors, independent contractors or other service providers to Beacon Federal and under which employees, former employees, retirees, dependents, spouses, directors, or other service providers of Beacon Federal are eligible to participate (collectively, the “Beacon Federal Benefit Plans”).  Beacon Federal has furnished or otherwise made available to BHLB true and complete copies of (i) the plan documents and summary plan descriptions for each written Beacon Federal Benefit Plan, (ii) a summary of each unwritten Beacon Federal Benefit Plan (if applicable), (iii) the annual report (Form 5500 series) for the three (3) most recent years for each Beacon Federal Benefit Plan (if applicable), (iv) the actuarial valuation reports with respect to each tax-qualified Beacon Federal Benefit Plan that is a defined benefit pension plan for the three (3) most recent years, (v) all related trust agreements, insurance contracts or other funding agreements which currently implement the Beacon Federal Benefit Plans (if applicable), (vi) the most recent IRS determination letter with respect to each tax-qualified Beacon Federal Benefit Plan (or, for a Beacon Federal Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan) and (vii) all substantive correspondence relating to any liability of or non-compliance relating to any Beacon Federal Benefit Plan addressed to or received from the IRS, the Department of Labor or any other Governmental Entity within the past three (3) years.  Beacon Federal Disclosure Schedule 4.13.1 identifies each Beacon Federal Benefit Plan that provides for the deferral of compensation and may be subject to Section 409A of the Code (“Beacon Federal Non-qualified Deferred Compensation Plan”) and the aggregate amounts deferred, if any, under each such Beacon Federal Non-qualified Deferred Compensation Plan as of March 31, 2012.  Each Beacon Federal Non-qualified Deferred Compensation Plan has been maintained and operated in compliance with Section 409A of the Code such that no Taxes under Section 409A of the Code may be imposed on participants in such plans.

4.13.2   All Beacon Federal Benefit Plans are in material compliance with (and have been managed and administrated in accordance with) the applicable terms of ERISA, the Code and any other applicable laws.  Except as set forth on Beacon Federal Disclosure Schedule 4.13.2, each Beacon Federal Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the IRS (and Beacon Federal is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor.  To the Knowledge of Beacon Federal and the Beacon Federal Subsidiaries, there exists no fact which would adversely affect the qualification of any of the Beacon Federal Benefit Plans intended to be qualified under Section 401(a) of the Code, or any threatened or pending claim against any of the Beacon Federal Benefit Plans or their fiduciaries by any participant, beneficiary or Governmental Entity (other than routine claims for benefits).

4.13.3   Except as set forth on Beacon Federal Disclosure Schedule 4.13.3, no “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by Beacon Federal or any of its ERISA Affiliates for the benefit of the employees or former employees of Beacon Federal or its Subsidiaries.

4.13.4   Within the last six (6) years, neither Beacon Federal nor any of its ERISA Affiliates maintained or had any obligation to contribute to a Beacon Federal Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six (6) years neither Beacon Federal nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.”  Neither Beacon Federal nor any of its ERISA Affiliates has incurred any unsatisfied liability (other than PBGC premiums) to the PBGC, the IRS or any other individual or entity under Title IV of ERISA or Section 412 of the Code, and no event or condition exists that could reasonably be expected to result in the imposition of any liability on Beacon Federal or any of its ERISA Affiliates under such provisions or that could reasonably be expected to have an adverse effect on BHLB or Berkshire Bank.

4.13.5   Beacon Federal has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), and the regulations thereunder.  All reports, statements, returns and other information required to be furnished or filed with respect to Beacon Federal Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete.  To Beacon Federal’s Knowledge, records with respect to Beacon Federal Benefit Plans have been maintained in compliance with Section 107 of ERISA.  To Beacon Federal’s Knowledge, neither Beacon Federal nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of Beacon Federal Benefit Plans has any liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.  No Beacon Federal Benefit Plan fails to meet the applicable requirements of Section 105(h)(2) of the Code (determined without regard to whether such Beacon Federal Benefit Plan is self-insured).

4.13.6   Beacon Federal has not, with respect to any Beacon Federal Benefit Plan, nor, to Beacon Federal’s Knowledge, has any administrator of any Beacon Federal Benefit Plan, the related trusts or any trustee thereof, engaged in any prohibited transaction which would subject Beacon Federal, any ERISA Affiliate of Beacon Federal, or any Beacon Federal Benefit Plan to a Tax or penalty on prohibited transactions imposed by ERISA, Section 4975 of the Code, or to any other liability under ERISA.

4.13.7   Except as set forth on Beacon Federal Disclosure Schedule 4.13.7, Beacon Federal has no liability for retiree health and life benefits under any Beacon Federal Benefit Plan other than any benefits required under COBRA or similar state laws.

4.13.8   Except as set forth on Beacon Federal Disclosure Schedule 4.13.8, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (A) result in any payment (including severance) becoming due to any director or any employee of Beacon Federal from Beacon Federal under any Beacon Federal Benefit Plan, (B) increase any benefits otherwise payable under any Beacon Federal Benefit Plan or (C) result in any acceleration of the time of payment or vesting of any such benefit.  Except as set forth on Beacon Federal Disclosure Schedule 4.13.8, no payment which in connection with the transactions contemplated by this Agreement is or may reasonably be expected to be made by, from or with respect to any Beacon Federal Benefit Plan, either alone or in conjunction with any other payment will or could properly be characterized as an “excess parachute payment” under Section 280G of the Code on which an excise tax under Section 4999 of the Code is payable or will or could, either individually or collectively, provide for any payment by Beacon Federal or any of its ERISA Affiliates that would not be deductible under Code Section 162(m).

4.13.9   The actuarial present values of all accrued Beacon Federal Non-qualified Deferred Compensation Plans (including, to the extent applicable, entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of Beacon Federal and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Code or Section 302 of ERISA, have been fully reflected on the Beacon Federal Financial Statements to the extent required by and in accordance with GAAP.

4.13.10  There is not, and has not been, any trust or fund maintained by or contributed to by Beacon Federal or its employees to fund an employee benefit plan which would constitute a Voluntary Employees’ Beneficiary Association or a “welfare benefit fund” within the meaning of Section 419(a) of the Code.

4.13.11  No claim, lawsuit, arbitration or other action has been asserted or instituted or, to the Knowledge of Beacon Federal, has been threatened or is anticipated, against any Beacon Federal Benefit Plan (other than routine claims for benefits and appeals of such claims), Beacon Federal or any Beacon Federal Subsidiary or any director, officer or employee thereof, or any of the assets of any trust of any Beacon Federal Benefit Plan.

4.14        Brokers, Finders and Financial Advisors.

Neither Beacon Federal nor any Beacon Federal Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement except for the retention of Keefe Bruyette & Woods, Inc. by Beacon Federal and the fee payable pursuant thereto.  A true and correct copy of the engagement agreement with Keefe Bruyette & Woods, Inc., setting forth the fee payable to Keefe Bruyette & Woods, Inc. for its services rendered to Beacon Federal in connection with the Merger and transactions contemplated by this Agreement, is attached to Beacon Federal Disclosure Schedule 4.14.

4.15        Environmental Matters.

4.15.1   Except as may be set forth in Beacon Federal Disclosure Schedule 4.15, with respect to Beacon Federal and each Beacon Federal Subsidiary:

(A)          To the Knowledge of Beacon Federal and the Beacon Federal Subsidiaries, each of Beacon Federal and the Beacon Federal Subsidiaries, and the Beacon Federal Loan Properties (as defined in Section 4.15.2) are, and have been, in material compliance with any Environmental Laws;

(B)          Neither Beacon Federal nor any Beacon Federal Subsidiary has received written notice in the last five (5) years that there is any material suit, claim, action, demand, executive or administrative order, directive, request for information, investigation or proceeding pending and, to the Knowledge of Beacon Federal and the Beacon Federal Subsidiaries, no such action is threatened, before any court, governmental agency or other forum against them or any Beacon Federal Loan Property (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by Beacon Federal, or any of the Beacon Federal Subsidiaries;

(C)          To the Knowledge of Beacon Federal and the Beacon Federal Subsidiaries, the properties currently owned or operated by Beacon Federal or any Beacon Federal Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than in amounts permitted under applicable Environmental Law or which are de minimis in nature and extent;

(D)          There are no underground storage tanks on, in or under any properties owned or operated by Beacon Federal or any of the Beacon Federal Subsidiaries, and no underground storage tanks have been closed or removed from any properties owned or operated by Beacon Federal or any of the Beacon Federal Subsidiaries except as in compliance with Environmental Laws; and

(E)           During the period of (a) Beacon Federal’s or any of the Beacon Federal Subsidiaries’ ownership or operation of any of their respective current properties or (b) Beacon Federal’s or any of the Beacon Federal Subsidiaries’ participation in the management of any Beacon Federal Loan Property, to the Knowledge of Beacon Federal and the Beacon Federal Subsidiaries, there has been no material contamination by or material release of Materials of Environmental Concern in, on, under or affecting such properties.  To the Knowledge of Beacon Federal and the Beacon Federal Subsidiaries, prior to the period of (x) Beacon Federal’s or any of the Beacon Federal Subsidiaries’ ownership or operation of any of their respective current properties or (y) Beacon Federal’s or any of the Beacon Federal Subsidiaries’ participation in the management of any Beacon Federal Loan Property, there was no material contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties.

(F)           Neither Beacon Federal nor any other Beacon Federal Subsidiary has conducted any environmental studies during the past five (5) years (other than Phase I studies or Phase II studies which did not indicate any contamination of the environment by Materials of Environmental Concern above reportable levels) with respect to any properties owned or leased by it or any of its Subsidiaries, or with respect to any Beacon Federal Loan Property.

4.15.2   For purposes of this Section 4.15, “Beacon Federal Loan Property” means any property in which Beacon Federal or a Beacon Federal Subsidiary presently holds a direct or indirect security interest securing to a loan or other extension of credit made by them, including through a Beacon Federal Loan Participation, and “Beacon Federal Loan Participation” means a participation interest in a loan or other extension of credit other than by Beacon Federal or a Beacon Federal Subsidiary.

4.16        Loan Portfolio.

4.16.1   The allowances for loan losses reflected in the notes to Beacon Federal’s audited consolidated statements of financial condition at December 31, 2011 and 2010 were, and the allowance for loan losses shown in the notes to the unaudited consolidated financial statements for periods ending after December 31, 2011 were, or will be, adequate, as of the dates thereof, under GAAP.

4.16.2   Beacon Federal Disclosure Schedule 4.16.2 sets forth a listing, as of the most recently available date (and in no event earlier than March 31, 2012), by account, of: (A) each borrower, customer or other party which has notified Beacon Bank during the past twelve (12) months of, or has asserted against Beacon Federal or Beacon Bank, in each case in writing, any “lender liability” or similar claim, and, to the Knowledge of Beacon Federal and Beacon Bank, each borrower, customer or other party which has given Beacon Federal or Beacon Bank any oral notification of, or orally asserted to or against Beacon Federal or Beacon Bank, any such claim; and (B) all loans, (1) that are contractually past due ninety (90) days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that as of March 31, 2012 are classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch list” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4)  where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, or (5) where a specific reserve allocation exists in connection therewith; and (C) all other assets classified by Beacon Federal or Beacon Bank as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure.  Beacon Federal Disclosure Schedule 4.16.2 may exclude any individual loan with a principal outstanding balance of less than $50,000, provided that Beacon Federal Disclosure Schedule 4.16.2 includes, for each category described, the aggregate amount of individual loans with a principal outstanding balance of less than $50,000 that has been excluded.

4.16.3   All loans receivable (including discounts) and accrued interest entered on the books of Beacon Federal and Beacon Bank arose out of bona fide arm’s-length transactions, were made for good and valuable consideration in the ordinary course of Beacon Federal’s and Beacon Bank’ respective businesses, and the notes or other evidences of indebtedness with respect to such loans (including discounts) are true and genuine and are what they purport to be.  The loans, discounts and the accrued interest reflected on the books of Beacon Federal and Beacon Bank are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors’ rights generally or by general principles of equity.  All such loans are owned by Beacon Federal or Beacon Bank free and clear of any liens.

4.16.4   The notes and other evidences of indebtedness evidencing the loans described above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are valid, true and genuine, and what they purport to be.

4.17        Related Party Transactions.

Neither Beacon Federal nor any Beacon Federal Subsidiary is a party to any transaction (including any loan or other credit accommodation) with any Affiliate of Beacon Federal or any Beacon Federal Subsidiary, except as set forth in Beacon Federal Disclosure Schedule 4.17 or as described in Beacon Federal’s proxy statement dated April 16, 2012 distributed in connection with its annual meeting of shareholders held on May 17, 2012.  Except as described in such proxy statement or in Beacon Federal Disclosure Schedule 4.17, all such transactions (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectibility or present other unfavorable features.  No loan or credit accommodation to any Affiliate of Beacon Federal or any Beacon Federal Subsidiary is presently in default or, during the three (3)-year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended.  Neither Beacon Federal nor any Beacon Federal Subsidiary has been notified that principal or interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation is inappropriate.

4.18        Deposits.

Except as set forth on Beacon Federal Disclosure Schedule 4.18, none of the deposits of Beacon Bank as of June 30, 2010 are a “brokered deposit” as defined in 12 C.F.R. Section 337.6(a)(2).

4.19        Board Approval.

The Board of Directors of Beacon Federal determined that the Merger is fair to, and in the best interests of, Beacon Federal and its stockholders, approved and declared advisable this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby, resolved to recommend adoption of this Agreement to the holders of Beacon Federal Common Stock, and directed that this Agreement be submitted to the holders of Beacon Federal Common Stock for their adoption.  The Board of Directors of Beacon Federal has taken all action so that BHLB and Berkshire Bank will not be prohibited from entering into or consummating a business combination with Beacon Federal as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby, pursuant to any anti-takeover laws.

4.20        Registration Obligations.

Neither Beacon Federal nor any Beacon Federal Subsidiary is under any obligation, contingent or otherwise, which will survive the Effective Time by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

4.21        Risk Management Instruments.

All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Beacon Federal’s own account, or for the account of one or more of Beacon Federal’s Subsidiaries or their customers, in force and effect as of March 31, 2012, were entered into in compliance with all applicable laws, rules, regulations and regulatory policies, and to the Knowledge of Beacon Federal and each Beacon Federal Subsidiary, with counterparties believed to be financially responsible at the time; and to Beacon Federal’s and each Beacon Federal Subsidiary’s Knowledge each of them constitutes the valid and legally binding obligation of Beacon Federal or such Beacon Federal Subsidiary, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles), and is in full force and effect.  Neither Beacon Federal nor any Beacon Federal Subsidiary, nor any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

4.22        Fairness Opinion.

Beacon Federal has received an opinion, a copy of which will be provided to BHLB promptly following the date of this Agreement, from Keefe Bruyette & Woods, Inc. to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Beacon Federal pursuant to this Agreement is fair to such shareholders from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

4.23        Intellectual Property.

Beacon Federal and each Beacon Federal Subsidiary owns or, to Beacon Federal’s Knowledge, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, computer software, service marks and trademarks used in its respective business, each without payment, and neither Beacon Federal nor any Beacon Federal Subsidiary has received any notice of breach or conflict with respect thereto that asserts the rights of others.  Beacon Federal and each Beacon Federal Subsidiary have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.

4.24        Duties as Fiduciary.

Beacon Bank (i) is not presently engaged in any line of business which requires it to act in a “fiduciary capacity” to any other Person and (ii) has, if required by virtue of any line of business in which it previously was engaged in a “fiduciary capacity,” performed all of its duties in a fashion that complied with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards in effect at that time.  Beacon Bank has not received notice of any claim, allegation, or complaint from any Person that Beacon Bank failed to perform these duties in a manner that complied with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in Beacon Federal’s Financial Statements.  For purposes of this Section 4.24, the term “fiduciary capacity” (i) shall mean (a) acting as trustee, executor, administrator, registrar of stocks and bonds, transfer agent, guardian, assignee, receiver, or custodian under a uniform gifts to minors act and (b) possessing investment discretion on behalf of another, and (ii) shall exclude Beacon Bank’ capacity with respect to individual retirement accounts or the Beacon Federal Benefit Plans.

4.25        Employees; Labor Matters.

4.25.1   Beacon Federal Disclosure Schedule 4.25.1 sets forth the following information with respect to each employee of Beacon Federal and the Beacon Federal Subsidiaries as of March 31, 2012: job location, job title, current annual base salary, and year of hire.

4.25.2   There are no labor or collective bargaining agreements to which Beacon Federal or any Beacon Federal Subsidiary is a party.  There is no union organizing effort pending or, to the Knowledge of Beacon Federal, threatened against Beacon Federal or any Beacon Federal Subsidiary.  There is no labor strike, labor dispute (other than routine employee grievances that are not related to union employees), work slowdown, stoppage or lockout pending or, to the Knowledge of Beacon Federal, threatened against Beacon Federal or any Beacon Federal Subsidiary.  There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Beacon Federal, threatened against Beacon Federal or any Beacon Federal Subsidiary (other than routine employee grievances that are not related to union employees).  Beacon Federal and each Beacon Federal Subsidiary is in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice.  Neither Beacon Federal nor any Beacon Federal Subsidiary is a party to, or bound by, any agreement for the leasing of employees.

4.25.3   To Beacon Federal’s Knowledge, all Persons who have been treated as independent contractors by Beacon Federal or any Beacon Federal Subsidiary for Tax purposes have met the criteria to be so treated under all applicable federal, state and local Tax laws, rules and regulations.

4.26        Beacon Federal Information Supplied.

The information relating to Beacon Federal and any Beacon Federal Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

4.27        Securities Documents.

Beacon Federal has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and information statements or other filings (“Beacon Federal SEC Reports”) required to be filed by it with the SEC since January 1, 2010.  As of their respective dates, the Beacon Federal SEC Reports complied as to form with the requirements of the Exchange Act or the Securities Act, as applicable, and the applicable rules and regulations of the SEC promulgated thereunder in all material respects.  As of their respective dates and as of the date any information from the Beacon Federal SEC Reports has been incorporated by reference, the Beacon Federal SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein made, in light of the circumstances under which they were made, not misleading.  Beacon Federal has filed all material contracts, agreements and other documents or instruments required to be filed as exhibits to the Beacon Federal SEC Reports.

4.28        Internal Controls.

4.28.1     The records, systems, controls, data and information of Beacon Federal and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Beacon Federal or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence.  Beacon Federal and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  Beacon Federal has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to it and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act.

4.28.2     Beacon Federal has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Board of Directors of Beacon Federal:  (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

4.28.3     Since December 31, 2010, (A) neither Beacon Federal nor any of its Subsidiaries nor, to its knowledge, any director, officer, employee, auditor, accountant or representative of Beacon Federal or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing Beacon Federal or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary to duty or similar violation by Beacon Federal or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors officers.

4.29        Bank Owned Life Insurance.

Beacon Federal and each Beacon Federal Subsidiary has obtained the written consent of each employee on whose behalf bank owned life insurance (“BOLI”) has been purchased.  Beacon Bank has taken all actions necessary to comply with applicable law in connection with its purchase of BOLI.

4.30        Stock Transfer Records.

The stock transfer books and records of Beacon Federal are materially complete and accurate.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BHLB

BHLB represents and warrants to Beacon Federal as set forth in this Article V, subject to the standard set forth in Section 5.1 and except as set forth in the BHLB Disclosure Schedule delivered by BHLB to Beacon Federal on the date hereof, provided, however, that disclosure in any section of such BHLB Disclosure Schedule shall apply only to the indicated Section of this Agreement except to the extent that it is reasonably apparent that such disclosure is relevant to another section of this Agreement.  BHLB has made a good faith, diligent effort to ensure that the disclosure on each schedule of the BHLB Disclosure Schedule corresponds to the Section referenced herein.  References to the Knowledge of BHLB shall include the Knowledge of Berkshire Bank.

5.1          Standard.

Except as set forth in the following sentence, no representation or warranty of BHLB contained in this Article V shall be deemed untrue or incorrect, and BHLB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any paragraph of this Article V, has had or reasonably would be expected to have a Material Adverse Effect, disregarding for these purposes (x) any qualification or exception for, or reference to, materiality in any such representation or warranty and (y) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in any such representation or warranty.  The foregoing standard shall not apply to representations and warranties contained in Sections 5.2 (other than Sections 5.2.3, 5.2.4 and 5.2.5 and the last sentence of Sections 5.2.1 and 5.2.2) and 5.3, which shall be true and correct in all material respects.

5.2          Organization.

5.2.1     BHLB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a savings and loan holding company under the HOLA.  BHLB has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification.

5.2.2     Berkshire Bank is a Massachusetts chartered savings bank duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts.  The deposits in Berkshire Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due.  Berkshire Bank is a member in good standing of the FHLB and owns the requisite amount of stock.

5.2.3     BHLB Disclosure Schedule 5.2.3 sets forth each BHLB Subsidiary and its jurisdiction of incorporation or organization.  Each BHLB Subsidiary (other than Berkshire Bank) is a corporation, limited liability company or other legal entity as set forth on BHLB Disclosure Schedule 5.2.3, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.  Each BHLB Subsidiary is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or conduct of its business requires such qualification.

5.2.4     The respective minute books of BHLB, Berkshire Bank and each other BHLB subsidiary accurately record all corporate actions of their respective shareholders and Boards of Directors (including committees).

5.2.5     Prior to the date of this Agreement, BHLB has made available to Beacon Federal true and correct copies of the certificate of incorporation or articles of association, as applicable, and bylaws or other governing documents of BHLB and Berkshire Bank and each other BHLB Subsidiary.

5.3          Capitalization.

5.3.1     The authorized capital stock of BHLB consists of (i) 50,000,000 shares of BHLB Common Stock and (ii) 1,000,000 shares of preferred stock, $0.01 par value per share (“BHLB Preferred Stock” and collectively with the BHLB Common Stock, the “BHLB Stock”).  As of the date hereof, there are (i) 23,824,972 shares of BHLB Common Stock validly issued and outstanding, fully paid and non-assessable and free of preemptive rights, (ii) 1,665,190 shares of BHLB Common Stock held by BHLB as treasury stock, and (iii) no shares of BHLB Preferred Stock outstanding.  Berkshire Bank does not own, of record or beneficially, any shares of BHLB Stock, other than shares held as treasury stock.  Neither BHLB nor any BHLB Subsidiary has or is bound by any Rights or other arrangements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on, any capital stock of BHLB, or any other security of BHLB or an BHLB Subsidiary or any securities representing the right to vote, purchase or otherwise receive any capital stock of BHLB or an BHLB Subsidiary or any other security of BHLB or any BHLB Subsidiary, other than shares of BHLB Common Stock underlying the options and restricted stock granted pursuant to benefit plans maintained by BHLB.  BHLB has granted options to acquire 380,161 shares of BHLB Common Stock at a weighted average exercise price of $25.71 per share.  All shares of BHLB Common Stock issuable pursuant to option plans maintained by BHLB will be duly authorized, validly issued, fully paid and non-assessable when issued upon the terms and conditions specified in the instruments pursuant to which they are issuable.

5.3.2     BHLB owns all of the capital stock of each BHLB Subsidiary free and clear of all liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature.  Except for the BHLB Subsidiaries and as set forth in BHLB Disclosure Schedule 5.3.2, BHLB does not possess, directly or indirectly, any equity interest in any corporate or other legal entity, except for equity interests held in the investment portfolios of BHLB or any BHLB Subsidiary (which as to any one issuer, do not exceed five percent (5%) of such issuer’s outstanding equity securities) and equity interests held in connection with the lending activities of Berkshire Bank, including stock in the FHLB.

5.3.3     To BHLB’s Knowledge, except as set in BHLB’s definitive proxy statement filed with the SEC on March 30, 2012, as of the date hereof, no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of five percent (5%) or more of the outstanding shares of BHLB Common Stock.

5.3.4     No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which BHLB’s shareholders may vote have been issued by BHLB and are outstanding.

5.4          Authority; No Violation.

5.4.1     BHLB has full corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Regulatory Approvals, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by BHLB and the completion by BHLB of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the Board of Directors of BHLB.  This Agreement has been duly and validly executed and delivered by BHLB, and subject to Beacon Federal Shareholder Approval and the receipt of the Regulatory Approval and assuming due and valid execution and delivery of this Agreement by Beacon Federal, constitutes the valid and binding obligations of BHLB, enforceable against BHLB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, and subject, as to enforceability, to general principles of equity.

5.4.2     (a) Neither  the execution and delivery of this Agreement by BHLB nor the consummation of the transactions contemplated hereby nor compliance by BHLB with the terms and provisions hereof will (i) conflict with or result in a breach of any provision of the certificate of incorporation or articles of association, as applicable, and bylaws of BHLB or any BHLB Subsidiary; (ii) subject to receipt of all Regulatory Approvals violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BHLB or any BHLB Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination or amendment of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of BHLB or any BHLB Subsidiary under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which BHLB or any BHLB Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected.

5.5          Consents.

Except for (a) the receipt of the Regulatory Approvals and compliance with any conditions contained therein, (b) compliance with applicable requirements of the Securities Act, the Exchange Act and state securities or “blue sky” laws, (c) the filing of the certificate of merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Maryland Department of Assessments and Taxation, (d) the filing with the SEC of (i) the Merger Registration Statement and (ii) such reports under Sections 13(a), 13(d), 13(g) and 16(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the obtaining from the SEC of such orders as may be required in connection therewith, (e) notification of the listing of BHLB Common Stock to be issued in the Merger on the NASDAQ Global Select Market and (f)  the Beacon Federal Shareholder Approval, no consents, waivers or approvals of, or filings or registrations with, any Governmental Entity or Bank Regulator are necessary, and, to the Knowledge of BHLB, no consents, waivers or approvals of, or filings or registrations with, any other third parties are necessary, in connection with (x) the execution and delivery of this Agreement by BHLB, the completion by BHLB of the Merger and the performance by BHLB of its obligations hereunder or (y) the execution and delivery of the agreement and plan of merger in respect of the Bank Merger and the completion of the Bank Merger.  BHLB has no reason to believe that (i) any Regulatory Approvals or other required consents or approvals will not be received or will include the imposition of any condition (financial or otherwise) or requirement that could reasonably be expected by BHLB to result in a Material Adverse Effect on BHLB and Berkshire Bank, taken as a whole, or Beacon Federal and Beacon Bank, taken as a whole, or that (ii) any public body or authority having jurisdiction over the affairs of BHLB and Berkshire Bank, the consent or approval of which is not required or pursuant to the rules of which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

5.6          Financial Statements.

5.6.1     The BHLB Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory accounting principles and practices throughout the periods covered by such statements.

5.6.2     BHLB has previously made available to Beacon Federal the BHLB Financial Statements.  The BHLB Financial Statements fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments) the consolidated financial position, results of operations and cash flows of BHLB and the Berkshire Bank as of and for the respective periods ending on the dates thereof, in accordance with GAAP during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by Form 10-Q.

5.6.3     At the date of the most recent consolidated statement of financial condition included in the BHLB Financial Statements or in the BHLB Regulatory Reports, BHLB did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such BHLB Financial Statements or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

5.7          Tax Matters.

5.7.1     BHLB and the BHLB Subsidiaries are members of the same affiliated group within the meaning of Code Section 1504(a).  BHLB, on behalf of itself and its Subsidiaries, has timely filed or caused to be filed all Tax Returns (including, but not limited to, those filed on a consolidated, combined or unitary basis) required to have been filed by BHLB and the BHLB Subsidiaries prior to the date hereof, or requests for extensions to file such returns and reports have been timely filed.  All such Tax Returns are true, correct, and complete in all material respects.  BHLB and the BHLB Subsidiaries have timely paid or, prior to the Effective Time will pay, all Taxes, whether or not shown on such returns or reports, due or claimed to be due to any Governmental Entity prior to the Effective Time other than Taxes which are being contested in good faith.  BHLB and the BHLB Subsidiaries have declared on their Tax Returns all positions taken therein that could give rise to a substantial underpayment of United States Federal Income Tax within the meaning of Section 6662 of the Code (or any corresponding provision of state or local laws).  The unpaid accrued but unpaid Taxes of BHLB and the BHLB Subsidiaries did not, as of the most recent BHLB Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent BHLB balance sheet (rather than in any notes thereto).  BHLB and its Subsidiaries are subject to Tax audits in the ordinary course of business.  BHLB management does not believe that an adverse resolution to any of such audits of which it has Knowledge would be reasonably likely to have a Material Adverse Effect on BHLB.  BHLB and the BHLB Subsidiaries have not been notified in writing by any jurisdiction that the jurisdiction believes that BHLB or any of the BHLB Subsidiaries were required to file any Tax Return in such jurisdiction that was not filed.  Neither BHLB nor any of the BHLB Subsidiaries (A) has been a member of a group with which they have filed or been included in a combined, consolidated or unitary income Tax Return other than a group the common parent of which was BHLB or (B) has any liability for the Taxes of any Person (other than BHLB or any of the BHLB Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.  As of the date hereof, all deficiencies proposed in writing as a result of any audits have been paid or settled.  There are no written claims or assessments pending against BHLB or any BHLB Subsidiary for any alleged deficiency in any Tax, and neither BHLB nor any BHLB Subsidiary has been notified in writing of any proposed Tax claims or assessments against BHLB or any BHLB Subsidiary.  BHLB and the BHLB Subsidiaries each have duly and timely withheld, collected and paid over to the appropriate taxing authority all amounts required to be so withheld and paid under all applicable laws, and have duly and timely filed all Tax Returns with respect to such withheld Taxes, within the time prescribed under any applicable law.  BHLB and the BHLB Subsidiaries have delivered to Beacon Federal true and complete copies of all Tax Returns of BHLB and the BHLB Subsidiaries for taxable periods ending on or after December 31, 2005.  Neither BHLB nor any of the BHLB Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code § 6707A(c)(1) and Treas. Reg. § 1.6011-4(b).  Neither BHLB nor any of the BHLB Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.  Neither BHLB nor any of the BHLB Subsidiaries has been a United States real property holding corporation within the meaning of Code § 897(c)(2) during the applicable period specified in Code § 897(c)(1)(A)(ii).

5.7.2     Except as provided in this Agreement, neither BHLB nor any of its Subsidiaries or Affiliates has taken or agreed to take any action, has failed to take any action or knows of any fact, agreement, plan or other circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.8          No Material Adverse Effect.

Since December 31, 2011, to BHLB’s Knowledge, no event has occurred or circumstance arisen since that date which, in the aggregate, has had or reasonably would be expected to have a Material Adverse Effect on BHLB.

5.9          Ownership of Property; Insurance Coverage.

5.9.1     Except as set forth on BHLB Disclosure Schedule 5.9.1, BHLB and each BHLB Subsidiary has good and, as to real property, marketable title to all assets and properties owned by BHLB or such BHLB Subsidiary, as applicable, in the conduct of its businesses, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the most recent consolidated statement of financial condition contained in the BHLB Financial Statements or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such consolidated statement of financial condition), subject to no encumbrances, liens, mortgages, security interests or pledges, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to FHLB, inter-bank credit facilities, reverse repurchase agreements or any transaction by an BHLB Subsidiary acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith.  BHLB and the BHLB Subsidiaries, as lessee, have the right under valid and existing leases of real and personal properties used by BHLB and the BHLB Subsidiaries in the conduct of their businesses to occupy or use all such properties as presently occupied and used by each of them.  Such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in all material respects in the notes to the BHLB Financial Statements.

5.9.2     With respect to all material agreements pursuant to which BHLB or any BHLB Subsidiary has purchased securities subject to an agreement to resell, if any, BHLB or such BHLB Subsidiary, as the case may be, has a lien or security interest (which to BHLB’s Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

5.9.3     BHLB and each BHLB Subsidiary currently maintain insurance considered by each of them to be reasonable for their respective operations.  Neither BHLB nor any BHLB Subsidiary has received notice from any insurance carrier on or before the date hereof that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased.  Except as listed on BHLB Disclosure Schedule 5.9.3, there are presently no claims pending under such policies of insurance and no notices of claim have been given by BHLB or any BHLB Subsidiary under such policies.  All such insurance is valid and enforceable and in full force and effect (other than insurance that expires in accordance with its terms), and within the last three (3) years BHLB and each BHLB Subsidiary has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any claims submitted under any of its insurance policies.  BHLB Disclosure Schedule 5.9.3 identifies all policies of insurance maintained by BHLB and each BHLB Subsidiary, including the name of the insurer, the policy number, the type of policy and any applicable deductibles, as well as the other matters required to be disclosed under this Section 5.9.3.  BHLB has made available to Beacon Federal copies of all of the policies listed on BHLB Disclosure Schedule 5.9.3.

5.10        Legal Proceedings.

Except as disclosed on BHLB Disclosure Schedule 5.10 and in Item 3 of Part I of BHLB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC on March 15, 2012, neither BHLB nor any BHLB Subsidiary is a party to any, and there are no pending or, to the Knowledge of BHLB, threatened, legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against BHLB or any BHLB Subsidiary, (ii) to which BHLB or any BHLB Subsidiary’s assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could reasonably be expected to adversely affect the ability of BHLB or any BHLB Subsidiary to perform under this Agreement.

5.11        Compliance with Applicable Law.

Except as set forth on BHLB Disclosure Schedule 5.11:

5.11.1   To BHLB’s Knowledge, BHLB and each BHLB Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business and its relationship with its employees, including, without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, the Equal Credit Opportunity Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Fair Credit Reporting Act, the Fair Debt Collections Act, the Fair Housing Act, the CRA, the Home Mortgage Disclosure Act, and all other applicable fair lending laws and other laws relating to discriminatory business practices, and neither BHLB nor any BHLB Subsidiary has received any written notice to the contrary.

5.11.2   BHLB and each BHLB Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities and Bank Regulators that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Knowledge of BHLB, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement, subject to obtaining the approvals set forth in Section 8.3.

5.11.3   For the period beginning January 1, 2007, neither BHLB nor any BHLB Subsidiary has received any written notification or any other communication from any Bank Regulator or Insurance Regulator (i) asserting that BHLB or any BHLB Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Bank Regulator or Insurance Regulator enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization; (iii) requiring or threatening to require BHLB or any BHLB Subsidiary, or indicating that BHLB or any BHLB Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement with any federal or state governmental agency or authority which is charged with the supervision or regulation of banks, savings and loan holding companies or insurance agencies, or engages in the insurance of bank deposits, restricting or limiting, or purporting to restrict or limit the operations of BHLB or any BHLB Subsidiary, including without limitation any restriction on the payment of dividends; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit the operations of BHLB or any BHLB Subsidiary.  Neither BHLB nor any BHLB Subsidiary has consented to or entered into any Regulatory Agreement that is currently in effect.  The most recent regulatory rating given to Berkshire Bank as to compliance with the CRA is “Satisfactory” or better.

5.12        Employee Benefit Plans.

5.12.1   BHLB Disclosure Schedule 5.12.1 contains a list of all written and unwritten pension, retirement, profit-sharing, thrift, savings, deferred compensation, stock option, employee stock ownership, employee stock purchase, restricted stock, severance pay, retention, vacation, bonus or other incentive plans, all employment, change in control, consulting, severance and retention agreements, all other written employee programs, arrangements or agreements, all medical, vision, dental, disability, life insurance, workers’ compensation, employee assistance or other health or welfare plans, and all other employee benefit or fringe benefit plans, including

“employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by BHLB or any of its ERISA Affiliates for the benefit of employees, former employees, retirees (or the dependents, including spouses, of the foregoing), directors, independent contractors or other service providers to BHLB and under which employees, former employees, retirees, dependents, spouses, directors, or other service providers of BHLB are eligible to participate (collectively, the “BHLB Benefit Plans”).  BHLB has furnished or otherwise made available to BHLB true and complete copies of (i) the plan documents and summary plan descriptions for each written BHLB Benefit Plan, (ii) a summary of each unwritten BHLB Benefit Plan (if applicable), (iii) the actuarial valuation reports with respect to each tax-qualified BHLB Benefit Plan that is a defined benefit pension plan for the three (3) most recent years, (iv) all related trust agreements, insurance contracts or other funding agreements which currently implement the BHLB Benefit Plans (if applicable), (v) the most recent IRS determination letter with respect to each tax-qualified BHLB Benefit Plan (or, for a BHLB Benefit Plan maintained under a pre-approved prototype or volume submitter plan, the IRS determination letter on such pre-approved plan) and (vi) all substantive correspondence relating to any liability of or non-compliance relating to any BHLB Benefit Plan addressed to or received from the IRS, the Department of Labor or any other Governmental Entity within the past three (3) years.  Each BHLB Non-qualified Deferred Compensation Plan has been maintained and operated in compliance with Section 409A of the Code such that no Taxes under Section 409A of the Code may be imposed on participants in such plans.

5.12.2   All BHLB Benefit Plans are in material compliance with (and have been managed and administrated in accordance with) the applicable terms of ERISA, the Code and any other applicable laws.  Except as set forth on BHLB Disclosure Schedule 5.12.2, each BHLB Benefit Plan governed by ERISA that is intended to be a qualified retirement plan under Section 401(a) of the Code has either (i) received a favorable determination letter from the IRS (and BHLB is not aware of any circumstances likely to result in revocation of any such favorable determination letter) or timely application has been made therefore, or (ii) is maintained under a prototype plan which has been approved by the IRS and is entitled to rely upon the IRS National Office opinion letter issued to the prototype plan sponsor.  To the Knowledge of BHLB and the BHLB Subsidiaries, there exists no fact which would adversely affect the qualification of any of the BHLB Benefit Plans intended to be qualified under Section 401(a) of the Code, or any threatened or pending claim against any of the BHLB Benefit Plans or their fiduciaries by any participant, beneficiary or Governmental Entity (other than routine claims for benefits).

5.12.3   Except as set forth on BHLB Disclosure Schedule 5.12.3, no “defined benefit plan” (as defined in Section 414(j) of the Code) has been maintained at any time by BHLB or any of its ERISA Affiliates for the benefit of the employees or former employees of BHLB or its Subsidiaries.

5.12.4   Within the last six (6) years, neither BHLB nor any of its ERISA Affiliates maintained or had any obligation to contribute to a BHLB Benefit Plan which is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and within the last six (6) years neither BHLB nor any of its ERISA Affiliates has incurred any withdrawal liability within the meaning of Section 4201 of ERISA to any such “multiemployer plan.”  Neither BHLB nor any of its ERISA Affiliates has incurred any unsatisfied liability (other than PBGC premiums) to the PBGC, the IRS or any other individual or entity under Title IV of ERISA or Section 412 of the Code, and no event or condition exists that could reasonably be expected to result in the imposition of any liability on BHLB or any of its ERISA Affiliates under such provisions or that could reasonably be expected to have an adverse effect on BHLB or Berkshire Bank.

5.12.5   BHLB has complied in all material respects with the notice and continuation requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA and Section 4980B of the Code (“COBRA”), and the regulations thereunder.  All reports, statements, returns and other information required to be furnished or filed with respect to BHLB Benefit Plans have been timely furnished, filed or both in accordance with Sections 101 through 105 of ERISA and Sections 6057 through 6059 of the Code, and they are true, correct and complete.  To BHLB’s Knowledge, records with respect to BHLB Benefit Plans have been maintained in compliance with Section 107 of ERISA.  To BHLB’s Knowledge, neither BHLB nor any other fiduciary (as that term is defined in Section 3(21) of ERISA) with respect to any of BHLB Benefit Plans has any liability for any breach of any fiduciary duties under Sections 404, 405 or 409 of ERISA.  No BHLB Benefit Plan fails to meet the applicable requirements of Section 105(h)(2) of the Code (determined without regard to whether such BHLB Benefit Plan is self-insured).

5.13        Brokers, Finders and Financial Advisors.

Neither BHLB nor any BHLB Subsidiary, nor any of their respective officers, directors, employees or agents, has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement, except for the retention of Sandler O’Neill & Partners, L.P. by BHLB and the fee payable thereto.  A true and correct copy of the engagement agreement with Sandler O’Neill & Partners, L.P., setting forth the fee payable to Sandler O’Neill & Partners, L.P. for its services rendered to BHLB in connection with the Merger and transactions contemplated by this Agreement is attached to BHLB Disclosure Schedule 5.13.

5.14        Environmental Matters.

5.14.1     Except as may be set forth in BHLB Disclosure Schedule 5.14, with respect to BHLB and each BHLB Subsidiary:

(A)          To the Knowledge of BHLB and the BHLB Subsidiaries, each of BHLB and the BHLB Subsidiaries, and the BHLB Loan Properties (as defined in Section 5.14.2) are, and have been, in material compliance with any Environmental Laws;

(B)          Neither BHLB nor any BHLB Subsidiary has received written notice in the last five (5) years that there is any material suit, claim, action, demand, executive or administrative order, directive, request for information, investigation or proceeding pending and, to the Knowledge of BHLB and the BHLB Subsidiaries, no such action is threatened, before any court, governmental agency or other forum against them or any BHLB Loan Property (x) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Materials of Environmental Concern, whether or not occurring at or on a site owned, leased or operated by BHLB, or any of the BHLB Subsidiaries;

(C)          To the Knowledge of BHLB and the BHLB Subsidiaries, the properties currently owned or operated by BHLB or any BHLB Subsidiary (including, without limitation, soil, groundwater or surface water on, or under the properties, and buildings thereon) are not contaminated with and do not otherwise contain any Materials of Environmental Concern other than in amounts permitted under applicable Environmental Law or which are de minimis in nature and extent;

(D)          There are no underground storage tanks on, in or under any properties owned or operated by BHLB or any of the BHLB Subsidiaries and no underground storage tanks have been closed or removed from any properties owned or operated by BHLB or any of the BHLB Subsidiaries except as in compliance with Environmental Laws; and

(E)           During the period of (a) BHLB’s or any of the BHLB Subsidiaries’ ownership or operation of any of their respective current properties or (b) BHLB’s or any of the BHLB Subsidiaries’ participation in the management of any BHLB Loan Property, to the Knowledge of BHLB and the BHLB Subsidiaries, there has been no material contamination by or material release of Materials of Environmental Concern in, on, under or affecting such properties.  To the Knowledge of BHLB and the BHLB Subsidiaries, prior to the period of (x) BHLB’s or any of the BHLB Subsidiaries’ ownership or operation of any of their respective current properties or (y) BHLB’s or any of the BHLB Subsidiaries’ participation in the management of any BHLB Loan Property, there was no material contamination by or release of Materials of Environmental Concern in, on, under or affecting such properties.

(F)           Neither BHLB nor any other BHLB Subsidiary has conducted any environmental studies during the past five (5) years (other than Phase I studies or Phase II studies which did not indicate any contamination of the environment by Materials of Environmental Concern above reportable levels) with respect to any properties owned or leased by it or any of its Subsidiaries, or with respect to any BHLB Loan Property.

5.14.2   For purposes of this Section 5.14, “BHLB Loan Property” means any property in which BHLB or an BHLB Subsidiary presently holds a direct or indirect security interest securing to a loan or other extension of credit made by them, including through an BHLB Loan Participation, and “BHLB Loan Participation” means a participation interest in a loan or other extension of credit other than by BHLB or an BHLB Subsidiary.

5.15        BHLB Information Supplied.

The information relating to BHLB and any BHLB Subsidiary to be contained in the Merger Registration Statement, or in any other document filed with any Bank Regulator or other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

5.16        Securities Documents.

BHLB has filed with the SEC all forms, reports, schedules, registration statements, definitive proxy statements and information statements or other filings (“BHLB SEC Reports”) required to be filed by it with the SEC since January 1, 2010.  As of their respective dates, the BHLB SEC Reports complied as to form with the requirements of the Exchange Act or the Securities Act, as applicable, and the applicable rules and regulations of the SEC promulgated thereunder in all material respects.  As of their respective dates and as of the date any information from the BHLB SEC Reports has been incorporated by reference, the BHLB SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein made, in light of the circumstances under which they were made, not misleading.  BHLB has filed all material contracts, agreements and other documents or instruments required to be filed as exhibits to the BHLB SEC Reports.

5.17        Internal Controls.

5.17.1     The records, systems, controls, data and information of BHLB and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BHLB or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a material adverse effect on the system of internal accounting controls described in the following sentence.  BHLB and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.  BHLB has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15D-15(e) of the Exchange Act) to ensure that material information relating to it and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Section 302 and 906 of the Sarbanes-Oxley Act.

5.17.2     BHLB has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Board of Directors of BHLB; (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

5.17.3     Since December 31, 2010, (A) neither BHLB nor any of its Subsidiaries nor, to its knowledge, any director, officer, employee, auditor, accountant or representative of BHLB or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of it or any of its subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing BHLB or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by BHLB or any of its officers, directors, employees or agents to its board of directors or any committee thereof or to any of its directors or officers.

5.18                        BHLB Common Stock.

The shares of BHLB Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

5.19                        Available Funds

Immediately prior to the Effective Time, BHLB will have cash sufficient to pay or cause to be deposited into the Exchange Fund as required by Section 3.3.

5.20                        Fairness Opinion.

BHLB has received an opinion, a copy of which will be provided to Beacon Federal promptly following the date of this Agreement, from Sandler O’Neill & Partners, L.P., to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date hereof, the Merger Consideration to be received by the shareholders of Beacon Federal pursuant to this Agreement is fair to BHLB and its shareholders from a financial point of view.  Such opinion has not been amended or rescinded as of the date of this Agreement.

5.21                        Board Approval.

The Board of Directors of BHLB determined that the Merger is fair to, and in the best interests of, BHLB and its stockholders, approved and declared advisable this Agreement, the Merger, the Bank Merger and the other transactions contemplated hereby.  The Board of Directors of BHLB has taken all action so that Beacon Federal and Beacon Bank will not be prohibited from entering into or consummating a business combination with BHLB as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby pursuant to any state anti-takeover laws.

ARTICLE VI

COVENANTS OF BEACON FEDERAL

6.1                               Conduct of Business.

6.1.1               Affirmative Covenants. During the period from the date of this Agreement to the Effective Time, except with the written consent of BHLB, which consent will not be unreasonably withheld, conditioned or delayed, Beacon Federal will, and it will cause each Beacon Federal Subsidiary to: operate its business only in the usual, regular and ordinary course of business; use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would: (i) materially adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain the Regulatory Approvals, (ii) materially adversely affect its ability to perform its covenants and agreements under this Agreement or (iii) result in the representations and warranties contained in Article IV of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied.

6.1.2               Negative Covenants.  Beacon Federal agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement or consented to by BHLB in writing, which consent (which may include consent via electronic mail) will not be unreasonably withheld, conditioned or delayed, it will not, and it will cause each of the Beacon Federal Subsidiaries not to:

(A)                               take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(B)                               change or waive any provision of its articles of incorporation (or articles of association in the case of Beacon Bank) or bylaws, except as required by law;

(C)                               change the number of authorized or issued shares of its capital stock, issue any shares of Beacon Federal Common Stock that are held as Treasury Stock as of the date of this Agreement, or issue or grant any Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of such stock, make any grant or award under the Beacon Federal Stock Option Plan, or split, combine or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution in respect of capital stock, or redeem or otherwise acquire any shares of capital stock, except that Beacon Federal (i) may issue shares of Beacon Federal Common Stock upon the valid exercise, in accordance with the information set forth in Beacon Federal Disclosure Schedule 4.3.1, of presently outstanding Beacon Federal Stock Options issued under the Beacon Federal Stock Option Plan, (ii) may permit the vesting of Beacon Federal Restricted Stock, (iii) shall continue to declare and pay regular quarterly cash dividends of no more than $0.07 per share with payment and record dates consistent with past practice (provided that the declaration of the last quarterly dividend by Beacon Federal prior to the Effective Time and the payment thereof shall be coordinated with BHLB so that holders of Beacon Federal Common Stock do not receive dividends on both Beacon Federal Common Stock and BHLB Common Stock received in the Merger in respect of such quarter or fail to receive a dividend on at least one of the Beacon Federal Common Stock or BHLB Common Stock received in the Merger in respect of such quarter) and (iv) any Beacon Federal Subsidiary may pay dividends to its parent company (as permitted under applicable law or regulations).

(D)                               enter into, amend in any material respect or terminate any material contract or agreement (including without limitation any settlement agreement with respect to litigation) in excess of $100,000, except as contemplated by this Agreement;

(E)                                make application for the opening or closing of any, or open or close any, branch or automated banking facility;

(F)                                 grant or agree to pay any bonus (discretionary or otherwise), severance or termination to, or enter into, renew or amend any employment agreement, severance agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any of its directors, officers, employees or consultants, except (i) as may be required pursuant to commitments existing on the date hereof and set forth on Beacon Federal Disclosure Schedules 4.9.1 and 4.13.1 or as required pursuant to Section 7.6 of this Agreement, (ii) for bonuses, incentive payments and salary adjustments in the ordinary course of business consistent with past practice provided that any increases to such amounts shall not exceed four percent (4%) (except to the extent such increase in excess of 4% is mandated by the terms of a relevant written plan currently in existence) or (iii) as otherwise contemplated by this Agreement.  Neither Beacon Federal nor any Beacon Federal Subsidiary shall hire or promote any employee to a rank having a title of vice president or other more senior rank or hire any new employee at an annual rate of compensation in excess of $75,000; provided, however, that a Beacon Federal Subsidiary may hire at-will, non-officer employees at an annual compensation rate not to exceed $75,000 to fill vacancies that may from time to time arise in the ordinary course of business; provided, further, that that neither Beacon Federal nor any Beacon Federal Subsidiary shall hire any new employee without first seeking to fill any position internally;

(G)                               enter into or, except as may be required by law or any such plan or agreement or by the terms of this Agreement and the transactions contemplated herein, modify any pension, retirement, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees, or make any contributions to any defined contribution or defined benefit plan not in the ordinary course of business and consistent with past practice;

(H)                              merge or consolidate Beacon Federal or any Beacon Federal Subsidiary with any other Person; sell or lease all or any substantial portion of the assets or business of Beacon Federal or any Beacon Federal Subsidiary; make any acquisition of all or any substantial portion of the business or assets of any other Person other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between Beacon Federal or Beacon Bank and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; incur deposit liabilities, other than liabilities incurred in the ordinary course of business consistent with past practice and in keeping with prevailing competitive rates; permit the revocation or surrender by Beacon Bank of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office;

(I)                                   except for transactions with the FHLB, subject any asset of Beacon Federal or of any Beacon Federal Subsidiary to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, repurchase agreements, bankers acceptances, pledges in connection with acceptance of governmental deposits, and transactions in “federal funds” and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; incur any indebtedness for borrowed money (or guarantee any indebtedness for borrowed money), except in the ordinary course of business consistent with past practice;

(J)                                   change its method, practice or principle of accounting, except as may be required from time to time by GAAP (without regard to any optional early adoption date) or regulatory accounting principles or by any Bank Regulator responsible for regulating Beacon Federal or Beacon Bank;

(K)                              waive, release, grant or transfer any rights of value or modify or change any existing indebtedness to which Beacon Federal or any Beacon Federal Subsidiary is a party other than in the ordinary course of business consistent with past practice;

(L)                                purchase any securities except securities (i) rated “A” or higher by either Standard & Poor’s Ratings Services or Moody’s Investors Service, (ii) having a face amount in the aggregate of not more than $1.1 million, (iii) with a duration of not more than five (5) years and (iv) otherwise in the ordinary course of business consistent with past practice;

(M)                            except as specifically provided below, and except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on Beacon Federal Disclosure Schedule 6.1.2(M) (which schedule need not include any individual commitment which is less than $1.0 million in amount provided that such schedule includes the aggregate amount of individual commitments which are less than $1.0 million that have been excluded from the schedule), and except for the renewal of existing lines of credit, (i) make or acquire any new loan or other credit facility commitment (including without limitation, loan participations, lines of credit and letters of credit) other than in the ordinary course of business consistent with past practice or (ii) make or acquire any new loan or issue any commitment for any new loan with a principal amount of $1.0 million or more without the prior consent of BHLB; provided that such consent shall be deemed to have been granted if BHLB does not object within three (3) Business Days of receipt of written notice from Beacon Federal of its intent to make such loan;

(N)                               enter into, renew, extend or modify any other transaction (other than a deposit transaction) with any Affiliate;

(O)                               enter into any futures contracts, options, interest rate caps, interest rate floors, interest rate exchange agreements or other agreements or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(P)                                 except for the execution of this Agreement, and actions taken or which will be taken in accordance with this Agreement and performance hereunder, take any action that would give rise to a right of payment to any individual under any employment agreement;

(Q)                               make any change in policies in existence on the date of this Agreement with regard to: the extension of credit, or the establishment of reserves with respect to the possible loss thereon or the charge off of losses incurred thereon; investments; asset/liability management; or other banking policies except as may be required by changes in applicable law or regulations, GAAP or regulatory accounting principles or by a Bank Regulator;

(R)                               except for the execution of this Agreement, and the transactions contemplated herein and any terminations of employment, take any action that would give rise to an acceleration of the right to payment to any individual under any Beacon Federal Benefit Plan;

(S)                                 make any capital expenditures in excess of $50,000 individually or $75,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof.

(T)                                purchase or otherwise acquire, or sell or otherwise dispose of, any assets or incur any liabilities other than in the ordinary course of business consistent with past practices and policies;

(U)                               except for existing commitments to sell any participation interest in any loan, sell any participation interest in any loan (other than sales of loans secured by one- to four-family real estate that are consistent with past practice) unless BHLB has been given the first opportunity and a reasonable time to purchase any loan participation being sold, or purchase any participation interest in any loan other than purchases of participation interests from BHLB;

(V)                               undertake or enter into any lease, contract or other commitment for its account, other than in the ordinary course of providing credit to customers as part of its banking business, involving a payment by Beacon Federal or any Beacon Federal Subsidiary of more than $50,000 annually, or containing any financial commitment extending beyond twelve (12) months from the date hereof;

(W)                            pay, discharge, settle or compromise any claim, action, litigation, arbitration or proceeding, other than any such payment, discharge, settlement or compromise in the ordinary course of business consistent with past practice that involves solely money damages in the amount not in excess of $50,000 individually or $100,000 in the aggregate, and that does not create negative precedent for other pending or potential claims, actions, litigation, arbitration or proceedings;

(X)                               foreclose upon or take a deed or title to any commercial real estate without having a Phase I environmental assessment of the property conducted as of a reasonably current date and, in the event such Phase I environmental assessment of the property indicates the presence of Materials of Environmental Concern, providing notice to BHLB thereof prior to final sale;

(Y)                               purchase or sell any mortgage loan servicing rights other than in the ordinary course of business consistent with past practice;

(Z)                                issue any broadly distributed communication of a general nature to employees (including general communications relating to benefits and compensation) without prior consultation with BHLB and, to the extent relating to post-Closing employment, benefit or compensation information without the prior consent of BHLB (which shall not be unreasonably withheld, conditioned or delayed) or issue any broadly distributed communication of a general nature to customers without the prior approval of BHLB (which shall not be unreasonably withheld, conditioned or delayed), except as required by law or for communications in the ordinary course of business consistent with past practice that do not relate to the Merger or other transactions contemplated hereby;

(AA)                      make, change or rescind any material election concerning Taxes or Tax Returns, file any amended Tax Return, enter into any closing agreement with respect to Taxes, settle or compromise any material Tax claim or assessment or surrender any right to claim a refund of Taxes or obtain any Tax ruling; or

(BB)                      enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

6.2                               Subsidiaries.

Beacon Federal shall cause the proper and lawful dissolution of any of its Subsidiaries that are inactive as of the date of this Agreement.

6.3                               Current Information.

6.3.1               During the period from the date of this Agreement to the Effective Time, Beacon Federal will cause one or more of its representatives to confer with representatives of BHLB to inform BHLB regarding Beacon Federal’s operations at such times as BHLB may reasonably request.  Beacon Federal will promptly notify BHLB of any material change in the ordinary course of its business or in the operation of its properties and, to the extent permitted by applicable law, of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving Beacon Federal or any Beacon Federal Subsidiary.  Without limiting the foregoing, senior officers of BHLB and Beacon Federal shall meet monthly to review, to the extent permitted by applicable law, the financial and operational affairs of Beacon Federal and the Beacon Federal Subsidiaries, and Beacon Federal shall give due consideration to BHLB’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither BHLB nor Berkshire Bank shall under any circumstance be permitted to exercise control of Beacon Federal or any Beacon Federal Subsidiary prior to the Effective Time.

6.3.2               Beacon Federal and BHLB shall cooperate regarding a plan for the conversion of data processing and related electronic informational systems of Beacon Federal to those used by BHLB, which planning shall include, but not be limited to, discussion of the possible termination by Beacon Federal of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by Beacon Federal in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that Beacon Federal shall not be obligated to take any such action prior to the Effective Time and, unless Beacon Federal otherwise agrees and provided it is permitted by applicable law, no conversion shall take place prior to the Effective Time.  BHLB and Berkshire Bank shall indemnify Beacon Federal for any reasonable out-of-pocket fees, expenses, or charges that Beacon Federal or any Beacon Federal Subsidiary may incur as a result of taking, at the request of BHLB or any BHLB Subsidiary, any action to facilitate the conversion.

6.3.3               Beacon Federal shall provide BHLB, within fifteen (15) Business Days of the end of each calendar month, a written list of nonperforming assets (the term “nonperforming assets,” for purposes of this subsection, means (i) loans that are “troubled debt restructuring” as defined in Accounting Standards Codification 310-40, (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due as of the end of such month and (v) and impaired loans.  On a monthly basis, Beacon Federal shall provide BHLB with a schedule of all (x) loan grading changes and (y) loan approvals, which schedule shall indicate the loan amount, loan type and other material features of the loan.  Beacon Federal will promptly prepare and provide BHLB with the minutes of all Beacon Federal and Beacon Bank officer and director loan committee meetings.

6.3.4               Beacon Federal shall promptly inform BHLB, to the extent permitted by applicable law, upon receiving notice of any legal, administrative, arbitration or other proceedings, demands, notices, audits or investigations (by any federal, state or local commission, agency or board) relating to the alleged liability of Beacon Federal or any Beacon Federal Subsidiary under any labor or employment law.

6.4                               Access to Properties and Records.

Subject to Section 11.1, Beacon Federal shall permit BHLB access upon reasonable notice and at reasonable times to its properties and those of the Beacon Federal Subsidiaries, and shall disclose and make available to BHLB during normal business hours all of its books and records relating to the assets, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), tax records, minute books of directors’ and shareholders’ meetings (other than minutes that discuss any of the transactions contemplated by this Agreement or any other subject matter that Beacon Federal reasonably determines should be kept confidential), organizational documents, bylaws, material contracts and agreements, filings with any regulatory authority, litigation files, plans affecting employees, and any other business activities or prospects in which BHLB may have a reasonable interest; provided, however, that Beacon Federal shall not be required to take any action that would provide access to or to disclose information where such access or disclosure, in Beacon Federal’s reasonable judgment, would interfere with the normal conduct of Beacon Federal’s business or would violate or prejudice the rights or business interests or confidences of any customer or other Person or entity or would result in the waiver by it of the privilege protecting communications between it and any of its counsel or contravene any applicable law.  Beacon Federal shall provide and shall request its auditors to provide BHLB with such historical financial information regarding it (and related audit reports and consents) as BHLB may reasonably request for Securities Law disclosure purposes.  BHLB shall use commercially reasonable efforts to minimize any interference with Beacon Federal’s regular business operations during any such access to Beacon Federal’s property, books and records.  Beacon Federal and each Beacon Federal Subsidiary shall permit BHLB, at BHLB’s expense, to (i) cause a Phase I environmental assessment to be performed at any physical location owned or occupied by Beacon Federal or any Beacon Federal Subsidiary and (ii) cause an appraisal to be performed in respect of any real property owned by Beacon Federal or any Beacon Federal Subsidiary.

6.5                               Financial and Other Statements.

6.5.1               Promptly upon receipt thereof, Beacon Federal will furnish to BHLB copies of each annual, interim or special audit of the financial statements of Beacon Federal and the Beacon Federal Subsidiaries made by its independent registered public accountants and copies of all internal control reports submitted to Beacon Federal by such accountants, or by any other accounting firm rendering internal audit services, in connection with each annual, interim or special audit of the financial statements of Beacon Federal and the Beacon Federal Subsidiaries made by such accountants.

6.5.2               As soon as reasonably available, but in no event later than the date such documents are filed with the OCC or FRB, Beacon Federal will deliver to BHLB the Beacon Federal Regulatory Report filed by Beacon Federal or Beacon Bank.  Within twenty-five (25) days after the end of each month, Beacon Bank will deliver to BHLB a consolidating balance sheet and a consolidating statement of operations, without related notes, for such month prepared in accordance with current financial reporting practices, as well as a month-end and year to date comparison to budget.

6.5.3               Beacon Federal shall permit BHLB to review substantially final drafts of its quarterly and annual reports on Forms 10-Q and 10-K, respectively, at least two (2) Business Days prior to the date such documents are filed with the SEC.  Beacon Federal promptly will advise upon receipt and permit review by BHLB of any inquiry or examination report of any Bank Regulator with respect to the condition or activities of Beacon Federal or Beacon Bank.

6.5.4               With reasonable promptness, Beacon Federal will furnish to BHLB such additional financial data that Beacon Federal possesses and as BHLB may reasonably request, including without limitation, detailed monthly financial statements and loan reports and detailed deposit reports.

6.6                               Maintenance of Insurance.

Beacon Federal shall use commercially reasonable efforts to maintain, and to cause the Beacon Federal Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business, with such coverage and in such amounts not less than that maintained by Beacon Federal and the Beacon Federal Subsidiaries as of the date of this Agreement and set forth in Beacon Federal Disclosure Schedule 4.10.3.  Beacon Federal will promptly inform BHLB if Beacon Federal or any Beacon Federal Subsidiary receives notice from an insurance carrier that (i) an insurance policy will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to any policy of insurance will be substantially increased.

6.7                               Disclosure Supplements.

From time to time prior to the Effective Time, Beacon Federal will promptly supplement or amend the Beacon Federal Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Beacon Federal Disclosure Schedule or which is necessary to correct any information in such Beacon Federal Disclosure Schedule which has been rendered materially inaccurate thereby.  No supplement or amendment to such Beacon Federal Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

6.8                               Consents and Approvals of Third Parties.

Beacon Federal shall use its commercially reasonable efforts, and shall cause each Beacon Federal Subsidiary to use its commercially reasonable efforts, to obtain as soon as practicable all consents and approvals of any other Persons or entities necessary for the consummation of the transactions contemplated by this Agreement.

6.9                               All Reasonable Efforts.

Subject to the terms and conditions herein provided, Beacon Federal agrees to use, and agrees to cause each Beacon Federal Subsidiary to use, all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate the transactions contemplated by this Agreement.

6.10                        Failure to Fulfill Conditions.

In the event that Beacon Federal determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify BHLB.

6.11                        No Solicitation.

From and after the date hereof until the termination of this Agreement, Beacon Federal shall not, and shall not authorize or permit any Beacon Federal Subsidiary or any of their respective officers, directors, employees, representatives, agents and affiliates (including, without limitation, any investment banker, attorney or accountant retained by Beacon Federal or any of the Beacon Federal Subsidiaries), directly or indirectly, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal (as defined below), or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, provided, however, that nothing contained in this Section 6.11 shall prohibit the Board of Directors of Beacon Federal from (i) complying with its disclosure obligations under federal or state law; or (ii) prior to the time that the Beacon Federal shareholders meeting has occurred, furnishing information to, or entering into discussions or negotiations with, any Person or entity that makes an unsolicited Acquisition Proposal, if, and only to the extent that, (A) the Board of Directors of Beacon Federal determines in good faith (after consultation with its financial and legal advisors), taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, that such proposal, if consummated, is reasonably likely to result in a transaction more favorable to Beacon Federal’s shareholders from a financial point of view than the Merger; and (B) such Acquisition Proposal was not solicited by Beacon Federal and did not otherwise result from a breach of this Section 6.11 by Beacon (such proposal that satisfies clauses (A) and (B) being referred to herein as a “Superior Proposal”); and provided, further, nothing contained in this Agreement shall prohibit Beacon Federal from (i) issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) or taking and disclosing to its shareholders a position as required by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act or (ii) otherwise disclosing any information to its shareholders that the Board of Directors of Beacon Federal determines in good faith (after consultation with its outside legal counsel) that it is required to disclose in order to not breach its fiduciary duties to Beacon Federal’s shareholders under applicable law, subject to compliance with the requirements of this Section 6.11.  Beacon Federal shall promptly, but in no event later than two (2) calendar days, notify BHLB of such inquiries, proposals or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with Beacon Federal or any of its representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any inquiries, proposals or offers, and receives from such Person an executed confidentiality agreement in form and substance identical in all material respects to the Confidentiality Agreements.  For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal or offer as to any of the following (other than the transactions contemplated hereunder) involving Beacon Federal or any Beacon Federal Subsidiary: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of Beacon Federal and the Beacon Federal Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of Beacon Federal or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

6.12                        Reserves and Merger-Related Costs.

Prior to the Effective Time, each of Beacon Federal and its Subsidiaries shall, consistent with GAAP, the rules and regulations of the SEC and applicable U.S. banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of BHLB, provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Sections 9.1.1 and 9.1.3;  provided further,  that in any event, no accrual or reserve made by Beacon Federal or any of its Subsidiaries pursuant to this Section 6.12 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.  The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Beacon Federal or its management with any such adjustments.

6.13                        Board Meetings.

Beacon Federal and the Beacon Federal Subsidiaries shall permit one (1) representative of BHLB to attend any meeting of their Board of Directors or the committees thereof, and to attend any loan committee meetings (to the extent permitted by law or appropriate regulatory authorities) as an observer (the “Observer”) provided that neither Beacon Federal nor any Beacon Federal Subsidiary shall be required to permit the Observer to remain present during any confidential discussion of this Agreement and the transactions contemplated hereby or any Acquisition Proposal or during any other matter that the respective Board of Directors has been advised of by counsel that such attendance by the Observer may violate a confidentiality obligation or fiduciary duty or any legal, regulatory or NASDAQ requirement.

6.14                        ESOP Loan.

In no event later than five (5) Business Days prior to the Effective Time, Beacon Federal shall cause the Beacon Federal ESOP trustee to repay in full the outstanding indebtedness of the Beacon Federal ESOP, subject to the terms of the Beacon Federal ESOP, by delivering a sufficient number of unallocated shares of Beacon Federal Common Stock to Beacon Federal, subject to and in accordance with applicable law.  Not later than the Effective Time, all remaining shares of Beacon Federal Common Stock held by the Beacon Federal ESOP as at the Effective Time shall be converted into the right to receive the Merger Consideration.  The Beacon Federal ESOP account balances shall not be distributed to Beacon Federal ESOP participants unless the Beacon Federal ESOP has received a favorable determination letter from the IRS.  Beacon Federal and, following the Effective Time, BHLB, will adopt such amendments to the Beacon Federal ESOP to effect the provisions of this Section 6.14.  In the event that the Closing Date occurs prior to December 31, 2012, Beacon Federal may make a pro rata payment on the outstanding ESOP indebtedness of the amount accrued through the Closing Date, which accruals shall be made consistent with past practice.

6.15                        401(k) Plan Termination.

If requested by BHLB in writing prior to the Effective Time, and subject to the occurrence of the Effective Time, Beacon Federal shall cause to be adopted prior to the Effective Time resolutions of the Board of Directors of Beacon Federal and any necessary amendments to terminate any and all 401(k) Plans immediately prior to the Effective Time or cease all contributions to any and all 401(k) Plan maintained or sponsored by Beacon Federal or any of its Subsidiaries (collectively, the “401(k) Plan”), and to prohibit the entry of new participants to the 401(k) Plan as of the day preceding the Closing Date. In the sole discretion of BHLB, the 401(k) Plan may be merged into the BHLB 401(k) Plan or terminated immediately prior to the Effective Time.  The form and substance of such resolutions and any necessary amendments shall be subject to the review and approval of BHLB, which shall not be unreasonably withheld. Beacon Federal shall deliver to BHLB an executed copy of such resolutions and any necessary amendments as soon as practicable following their adoption by the Board of Directors of Beacon Federal and shall fully comply with such resolutions and any necessary amendments.  If, in accordance with this Section 6.15, BHLB requests in writing that Beacon Federal freeze entry of new participants into the 401(k) Plan, Beacon Federal shall take such actions as BHLB may reasonably require in furtherance of the assumption of the 401(k) Plan by BHLB, including, but not limited to, adopting such amendments to the 401(k) Plan as may be necessary to effect such assumption.

6.16                        Worker Adjustment and Retraining Notification Act.

If requested by BHLB, Beacon Federal shall take all such actions as BHLB may request in order to fully and timely comply with any and all requirements of both the federal Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”) and any state specific WARN Act statutes, including providing notices to Beacon Federal’s employees.

ARTICLE VII

COVENANTS OF BHLB

7.1                               Conduct of Business.

7.1.1               Covenants of BHLB.

(A)                               During the period from the date of this Agreement to the Effective Time, except with the written consent of Beacon Federal, which consent will not be unreasonably withheld, conditioned or delayed, BHLB will, and it will cause each BHLB Subsidiary to: operate its business only in the usual, regular and ordinary course of business; use reasonable best efforts to preserve intact its business organization and assets and maintain its rights and franchises; and voluntarily take no action which would (i) change or waive any provision of its certificate of incorporation (or articles or organization in the case of Berkshire Bank) or bylaws in any way adverse to the rights of the Beacon Federal shareholders, except as required by law; (ii) materially adversely affect the ability of the parties to obtain the Regulatory Approvals or materially increase the period of time necessary to obtain such approvals or consummate the Merger; (iii) materially adversely affect its ability to perform its covenants and agreements under this Agreement; (iv) result in the representations and warranties contained in Article V of this Agreement not being true and correct on the date of this Agreement or at any future date on or prior to the Closing Date or in any of the conditions set forth in Article IX hereof not being satisfied; (v) prevent or impede, or be reasonably likely to prevent or impede, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(B)                               Prior to the Effective Time, BHLB shall deposit, or shall cause to be deposited, with the Exchange Agent the Exchange Fund.

(C)                               BHLB agrees that from the date of this Agreement to the Effective Time, except as otherwise specifically permitted or required by this Agreement or consented to by Beacon Federal in writing, which consent will not be unreasonably withheld, conditioned or delayed, it will not, and it will cause each of the BHLB Subsidiaries not to, enter into any agreement to acquire or invest in, or make any acquisition of or investment in, any entity, if such acquisition or investment is reasonably likely to jeopardize receipt of any Regulatory Approvals.

7.2                               Disclosure Supplements.

From time to time prior to the Effective Time, BHLB will promptly supplement or amend the BHLB Disclosure Schedule delivered in connection herewith with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such BHLB Disclosure Schedule or which is necessary to correct any information in such BHLB Disclosure Schedule which has been rendered materially inaccurate thereby.  No supplement or amendment to such BHLB Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article IX.

7.3                               Consents and Approvals of Third Parties.

BHLB shall use its commercially reasonable efforts, and shall cause each BHLB Subsidiary to use its commercially reasonable efforts, to obtain as soon as practicable all consents and approvals of any other Persons necessary for the consummation of the transactions contemplated by this Agreement.

7.4                               Reasonable Best Efforts.

Subject to the terms and conditions herein provided, BHLB agrees to use and agrees to cause each BHLB Subsidiary to use reasonable best efforts in good faith to take, or cause to be taken, all action and to do, or cause to be done, all things necessary under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable.

7.5                               Failure to Fulfill Conditions.

In the event that BHLB determines that a condition to its obligation to complete the Merger cannot be fulfilled and that it will not waive that condition, it will promptly notify Beacon Federal.

7.6                               Employee Matters.

7.6.1               Definition.  “Benefit Plan Determination Date” for purposes of this Section shall mean that date selected by BHLB with respect to each Beacon Federal Benefit Plan to be maintained, frozen, terminated or replaced with a similar plan or program provided by BHLB or Berkshire Bank (as used in this Section, BHLB and Berkshire Bank are collectively referred to as “BHLB”) to other employees similarly situated; provided, that, the definition of “Benefit Plan Determination Date” shall be consistent with the premise that the compensation, employee benefits and terms and conditions of employment that are provided by BHLB after the Closing Date to Continuing Beacon Federal Employees shall be no less favorable than those provided by BHLB to similarly situated employees of BHLB.

7.6.2               General Rule: Parity in Benefits; No Gaps; Credit for Service with Beacon Federal.  Within a reasonable period after the Closing Date, but not before the applicable Benefit Plan Determination Date, BHLB shall provide (or shall cause to be provided by a Subsidiary of BHLB) to all individuals who are employees of Beacon Federal or any Beacon Federal Subsidiary at the Closing Date and who remain so employed immediately following the Effective Time (the “Continuing Beacon Federal Employees”), compensation, employee benefits and terms and conditions of employment that are substantially similar to those provided by BHLB to similarly situated employees of BHLB.  Notwithstanding any of the foregoing to the contrary, none of the provisions contained herein shall (i) operate to duplicate any benefit provided to any Continuing Beacon Federal Employees or the funding of any such benefit, (ii) be construed to limit the ability of BHLB to review employee benefit plans, programs and arrangements from time to time, to make such changes as BHLB deems appropriate in its sole and absolute discretion or to terminate such employee benefit plans, programs and arrangements provided that no such action shall discriminate against Continuing Beacon Federal Employees relative to similarly situated employees of BHLB, (iii)  create third party rights against BHLB.  BHLB will use best efforts to cause its insurance providers to waive all pre-existing condition limitations and proof of insurability provisions (to the extent such limitations and provisions did not apply to a pre-existing condition under Beacon Federal’s equivalent plan) and eligibility waiting periods under such plans that would otherwise be applicable to newly-hired employees for all Continuing Beacon Federal Employees; provided that nothing in this sentence shall limit the ability of BHLB to amend or enter into new or different employee benefit plans or arrangements provided such plans or arrangements treat the Continuing Beacon Federal Employees in a substantially similar manner as employees of BHLB are treated.  In the event BHLB is unable to eliminate the eligibility waiting period for health care coverage for Continuing Beacon Federal Employees, BHLB shall provide such employees with health care continuation coverage under COBRA at its own expense during any waiting period.  BHLB will cause its insurance providers to honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the Continuing Beacon Federal Employees and their covered dependents during the portion of the plan year prior to the relevant Benefit Plan Determination Date.  Under all BHLB Benefit Plans, service with Beacon Federal or a Beacon Federal Subsidiary shall be deemed to be service with BHLB for eligibility and vesting purposes only, but not for purposes of benefit accrual.

7.6.3     BHLB 401(k) Plan Participation.  BHLB will use its best efforts to cause each Continuing Beacon Federal Employee to be eligible to participate in BHLB’s 401(k) plan on the day after or as soon as practicable after the Benefit Plan Determination Date for the Beacon Federal 401(k) Plan.  All rights to participate in BHLB’s 401(k) Plan are subject to BHLB’s right to amend or terminate BHLB’s 401(k) plan in its sole and absolute discretion and are subject to the terms of BHLB’s 401(k) Plan including, but not limited to, the eligibility and vesting provisions of such plan.

7.6.4     Employee Stock Ownership Plan.  BHLB agrees to take all such actions related to the Beacon Federal ESOP as stated in Section 6.14 of this Agreement.

7.6.5     Welfare Benefits.  Each Continuing Beacon Federal Employee who remains employed on the Benefit Plan Determination Date shall be eligible to participate in group hospitalization, medical, dental, life, disability and other welfare benefit plans and programs available to similarly-situated employees of BHLB, subject to the terms of such plans and programs, and subject to complying with eligibility requirements of the respective plans and programs.  With respect to any welfare benefit plan or program of Beacon Federal that BHLB determines, in its sole and absolute discretion, provides benefits of the same type or class as a corresponding plan or program maintained by BHLB, BHLB shall, unless financially burdensome or resulting in an excise tax payable by BHLB under Code Section 4980D, continue such Beacon Federal plan or program in effect for the benefit of the Continuing Beacon Federal Employees until the later of the open enrollment period with respect to the year following the year in which the Merger occurs or each Continuing Beacon Federal Employee becomes eligible to become participants in the corresponding benefit plan or program maintained by BHLB (and, with respect to any such plan or program, subject to complying with eligibility requirements and subject to the right of BHLB to terminate or amend such plan or program) so that each Continuing Beacon Federal Employee employed by BHLB has no gap in coverage under any hospitalization, medical, dental, life, disability or other welfare plan or program.  For purposes of all employee welfare benefit plans, programs and agreements maintained by or contributed to by BHLB, BHLB shall treat, and in the case of an insured plan, shall use its best efforts to cause the providers of each such plan, program or arrangement to treat the service with Beacon Federal prior to the Closing Date of any Continuing Beacon Federal Employee (to the same extent such service is recognized under analogous plans, programs or arrangements of Beacon Federal prior to the Closing) as service rendered to BHLB for all purposes; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit available to any Continuing Beacon Federal Employee.  Persons who were employed by Beacon Federal or any Affiliate and who were entitled to continue health coverage under COBRA or any similar state law shall continue to be entitled to COBRA coverage and coverage under similar state law under the Beacon Federal Benefit Plans that are health plans and, in the event of a termination of such plans, BHLB shall continue to provide COBRA coverage.

7.6.6     Paid Time Off Programs.  BHLB will give each Continuing Beacon Federal Employee credit, for purposes of BHLB’s vacation and/or other paid leave benefit programs, for such individual’s accrued and unpaid vacation and/or paid leave balance with Beacon Federal as of the Closing Date.

7.6.7     BHLB to Honor Agreements.  Subject to any required regulatory approval or satisfaction of a condition in any regulatory approval, BHLB agrees to comply with the contractual terms of all employment agreements, change in control agreements, severance agreements, deferred compensation agreements and consulting agreements that Beacon Federal has with its current and former employees and which have been identified in Beacon Federal Disclosure Schedule 4.9.1, except to the extent any such agreements shall be superseded or terminated at the Closing Date or following the Closing Date.  Notwithstanding anything contained in the agreements set forth on Beacon Federal Disclosure Schedule 4.9.1 or in this Agreement, no payment shall be made under any employment, deferred compensation, change of control, severance contract, stock option plan or plan that would constitute a “parachute payment” (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute a “parachute payment,” the payment will be reduced to $1.00 less than the amount that would be considered a “parachute payment.”

Except for the agreements described in the preceding sentences of this Section 7.6.7 and except as otherwise provided in this Agreement, subject to and following the occurrence of the Effective Time, the Beacon Federal Benefit Plans shall, in the sole and absolute discretion of BHLB, be frozen, terminated or merged into comparable plans of BHLB, effective at such time as BHLB shall determine in its sole and absolute discretion.

7.6.8     No Guarantee of Employment.  Except to the extent of commitments herein or other contractual commitments, if any, specifically made or assumed by BHLB hereunder or by operation of law, BHLB shall have no obligation arising from and after the Closing Date to continue in its employ or in any specific job or to provide to any specified level of compensation or any incentive payments, benefits or perquisites to any Person who is an employee of Beacon Federal as of the Closing Date.  Each Person who is an employee of Beacon Federal as of the Closing Date and who is terminated by BHLB for a reason other than cause within twelve (12) months subsequent to the Closing Date or is not offered employment with BHLB as of the Effective Time or resigns for good reason, excluding those employees who are entitled to benefits under change of control arrangements, shall be entitled to severance benefits pursuant to Beacon Federal’s severance plan or policy, or BHLB’s current severance plan or policy, if such payments would be more favorable to such Person.

7.6.9     Excess Benefit Plan.  Immediately prior to the Effective Time, Beacon Federal shall, in cooperation with BHLB, terminate each of the Beacon Federal Bancorp, Inc. Excess Benefit Plan effective November 1, 2008, and the Deferred Compensation Plan and Trust for Ross Prossner, and the amounts due thereunder shall be paid in a lump sum to the participants therein, on or prior to the Effective Time in accordance with Section 409A of the Code.

7.7          Directors and Officers Indemnification and Insurance.

7.7.1     BHLB shall maintain in effect for six (6) years following the Effective Time, the current directors’ and officers’ liability insurance policies maintained by Beacon Federal (provided, that BHLB may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall BHLB be required to expend pursuant to this Section 7.7.1 more than an amount equal to 150% of the current annual amount expended by Beacon Federal with respect to such insurance, as set forth in Beacon Federal Disclosure Schedule 7.7.1 (the “Maximum Amount”); provided, further, that if the amount of the aggregate premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, BHLB shall maintain the most advantageous policies of directors and officers insurance obtainable for an annual premium equal to the Maximum Amount.  In connection with the foregoing, Beacon Federal agrees in order for BHLB to fulfill its agreement to provide directors and officers liability insurance policies for six (6) years to provide such insurer or substitute insurer with such representations as such insurer may request with respect to the reporting of any prior claims.

7.7.2     In addition to Section 7.7.1, BHLB shall, from and after the Effective Date, to the fullest extent permitted under applicable law and the current provisions of the articles of incorporation and bylaws (or comparable organizational documents) of Beacon Federal and the Beacon Federal Subsidiaries (to the extent not prohibited by federal law), indemnify, defend and hold harmless each Person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Beacon Federal or any Beacon Federal Subsidiary (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of BHLB, which consent shall not be unreasonably withheld, conditioned or delayed) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, or administrative (each, a “Claim”) in which an Indemnified Party is or is threatened to be made a party or witness in whole or in part or arising in whole or in part out of the fact that such Person is or was a director of Beacon Federal or any Beacon Federal Subsidiary or was prior to the Effective Time serving at the request of any such party as a director, officer, employee, trustee or partner of another Person or benefit plan if such Claim pertains to any matter of fact arising, existing, or occurring before the Effective Time (including, without limitation, the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time.  Any Indemnified Party wishing to claim indemnification under this Section 7.7.2 upon learning of any Claim, shall notify BHLB (but the failure so to notify BHLB shall not relieve it from any liability which it may have under this Section 7.7.2, except to the extent such failure materially prejudices BHLB).  In the event of any such Claim (whether arising before or after the Effective Time) (1) BHLB shall have the right to assume the defense thereof (in which event the Indemnified Parties will cooperate in the defense of any such matter) and upon such assumption BHLB shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if BHLB elects not to assume such defense, or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are or may be (whether or not any have yet actually arisen) issues which raise conflicts of interest between BHLB and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them, and BHLB shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) except to the extent otherwise required due to conflicts of interest, BHLB shall be obligated pursuant to this paragraph to pay for only one (1) firm of counsel for all Indemnified Parties unless there is a conflict of interest that necessitates more than one law firm, and (3) BHLB shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).  BHLB shall also advance expenses as incurred in each case upon receipt of an undertaking from the Indemnified Party to repay such advanced expenses if it is determined by a final and nonappealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder.

7.7.3     In the event that either BHLB or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of BHLB shall assume the obligations set forth in this Section 7.7.

7.7.4     The obligations of BHLB provided under this Section 7.7 are intended to be enforceable against BHLB directly by the Indemnified Parties and shall be binding on all respective successors and permitted assigns of BHLB.

7.8          Stock Listing.

BHLB agrees to file a notification form prior to the Effective Time for the listing on the NASDAQ Stock Market (or such other national securities exchange on which the shares of BHLB Common Stock shall be listed as of the Closing Date) of the shares of BHLB Common Stock to be issued in the Merger.

7.9          Reservation of Stock.

BHLB agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of BHLB Common Stock to fulfill its obligations under this Agreement.

7.10        Communications to Beacon Federal Employees; Training

BHLB and Beacon Federal agree that as promptly as practicable following the execution of this Agreement, meetings with employees of Beacon Federal and the Beacon Federal Subsidiaries shall be held at such locations as BHLB and Beacon Federal shall mutually agree, provided that representatives of Beacon Federal shall be permitted to attend such meetings.  BHLB and Beacon Federal shall mutually agree in advance as to the scope and content of all communications to the employees of Beacon Federal and the Beacon Federal Subsidiaries regarding this Agreement and the transactions contemplated thereunder.  At mutually agreed upon times following execution of this Agreement, representatives of BHLB shall be permitted to meet with the employees of Beacon Federal and the Beacon Federal Subsidiaries to discuss employment opportunities with BHLB, provided that representatives of Beacon Federal shall be permitted to attend any such meeting.  From and after the first date on which all Regulatory Approvals (and waivers, if applicable) and the Beacon Federal Shareholder Approval (disregarding any waiting period) have been obtained, BHLB shall also be permitted to conduct training sessions outside of normal business hours or at other times as Beacon Federal may agree, with the employees of Beacon Federal and the Beacon Federal Subsidiaries and may conduct such training seminars at any branch location of Beacon Bank; provided that BHLB will in good faith attempt to schedule such training sessions in a manner which does not unreasonably interfere with Beacon Bank’s normal business operations.

ARTICLE VIII

REGULATORY AND OTHER MATTERS

8.1          Meeting of Shareholders.

Beacon Federal will (i) take all steps necessary to duly call, give notice of, convene and hold a special meeting of its shareholders as promptly as practicable after the Merger Registration Statement is declared effective by the SEC for the purpose of considering this Agreement and the Merger (the “Beacon Federal Shareholders Meeting”), except as otherwise provided in this section, (ii) subject to the following sentence, in connection with the solicitation of proxies with respect to the Beacon Federal Shareholders Meeting, have its Board of Directors recommend approval of this Agreement to the Beacon Federal shareholders; and (iii) cooperate and consult with BHLB with respect to each of the foregoing matters.  The Board of Directors of Beacon Federal may fail to make such a recommendation referred to in clause (ii) above, or withdraw, modify or change any such recommendation only if such Board of Directors, after having consulted with and considered the advice of its financial and legal advisors, has determined that the making of such recommendation, or the failure to withdraw, modify or change its recommendation, would constitute a breach of the fiduciary duties of such directors under applicable law.

8.2          Proxy Statement-Prospectus; Merger Registration Statement.

8.2.1     For the purposes (i) of registering BHLB Common Stock to be offered to holders of Beacon Federal Common Stock in connection with the Merger with the SEC under the Securities Act, and (ii) of holding the Beacon Federal Shareholders Meeting, BHLB shall draft and prepare, and Beacon Federal shall cooperate in the preparation of, the Merger Registration Statement, including a proxy statement and prospectus satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder (such proxy statement/prospectus in the form mailed by Beacon Federal to the Beacon Federal shareholders, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement-Prospectus”).  BHLB shall provide Beacon Federal and its counsel with appropriate opportunity to review and comment on the Proxy Statement-Prospectus, and shall incorporate all appropriate comments thereto, prior to the time it is initially filed with the SEC or any amendments are filed with the SEC.  Each of BHLB and Beacon Federal shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Beacon Federal shall thereafter promptly mail the Proxy Statement-Prospectus to its shareholders.  BHLB shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Beacon Federal shall furnish all information concerning Beacon Federal and the holders of Beacon Federal Common Stock as may be reasonably requested in connection with any such action.

8.2.2     BHLB shall, as soon as practicable, file the Merger Registration Statement with the SEC under the Securities Act in connection with the transactions contemplated by this Agreement.  BHLB will advise Beacon Federal promptly after BHLB receives notice of the time when the Merger Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the registration of the shares of BHLB Common Stock issuable pursuant to the Merger Registration Statement, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Merger Registration Statement, or for additional information, and BHLB will provide Beacon Federal with as many copies of such Merger Registration Statement and all amendments thereto promptly upon the filing thereof as Beacon Federal may reasonably request.

8.2.3     Beacon Federal and BHLB shall promptly notify the other party if at any time it becomes aware that the Proxy Statement-Prospectus or the Merger Registration Statement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.  In such event, Beacon Federal shall cooperate with BHLB in the preparation of a supplement or amendment to such Proxy Statement-Prospectus that corrects such misstatement or omission, and BHLB shall file an amended Merger Registration Statement with the SEC, and each of Beacon Federal and BHLB shall mail an amended Proxy Statement-Prospectus to their respective shareholders.

8.3          Regulatory Approvals.

Each of Beacon Federal and BHLB will cooperate with the other and use reasonable efforts to promptly prepare and as soon as practicable following the date hereof file all necessary documentation to obtain all necessary permits, consents, waivers, approvals and authorizations of the Bank Regulators or any other third parties or Governmental Entities necessary to consummate the transactions contemplated by this Agreement.  Beacon Federal and BHLB will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or other statement made by or on behalf of Beacon Federal or BHLB to any Bank Regulator or Governmental Entity in connection with the Merger, Bank Merger and the other transactions contemplated by this Agreement. Beacon Federal shall have the right to review and approve in advance all characterizations of the information relating to Beacon Federal and any Beacon Federal Subsidiary which appears in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity.  In addition, Beacon Federal and BHLB shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Entity prior to its filing.  Each of Beacon Federal and BHLB will cooperate with each other and use their reasonable best efforts to address any conditions in any regulatory approval to allow for the consummation of the transactions contemplated by this Agreement.

ARTICLE IX

CLOSING CONDITIONS

9.1          Conditions to Each Party’s Obligations Under this Agreement.

The respective obligations of each party under this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions, none of which may be waived:

9.1.1     Shareholder Approval.  This Agreement and each transaction contemplated hereby requiring stockholder approval shall have been approved and adopted by the requisite vote of the shareholders of Beacon Federal.

9.1.2     Injunctions.  None of the parties hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction, and no statute, rule or regulation shall have been enacted, entered, promulgated, interpreted, applied or enforced by any Governmental Entity or Bank Regulator, that enjoins or prohibits the consummation of the transactions contemplated by this Agreement.

9.1.3     Regulatory Approvals.  All Regulatory Approvals required to complete the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect and all waiting periods relating thereto shall have expired and no such approval, authorization or consent shall include any condition or requirement that would result in a Material Adverse Effect on BHLB or Beacon Federal.

9.1.4     Effectiveness of Merger Registration Statement.  The Merger Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Merger Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and, if the offer and sale of BHLB Common Stock in the Merger is subject to the state securities or “blue sky” laws of any state, shall not be subject to a stop order of any state securities commissioner.

9.2          Conditions to the Obligations of BHLB under this Agreement.

The obligations of BHLB under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date, unless waived by BHLB:

9.2.1     Representations and Warranties.  Each of the representations and warranties of Beacon Federal set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date

(except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date), in any case subject to the standard set forth in Section 4.1; and Beacon Federal shall have delivered to BHLB a certificate to such effect signed by the Chief Executive Officer and the Chief Financial Officer of Beacon Federal as of the Closing Date.

9.2.2     Agreements and Covenants.  Beacon Federal and each Beacon Federal Subsidiary shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and BHLB shall have received a certificate signed on behalf of Beacon Federal by the Chief Executive Officer and Chief Financial Officer of Beacon Federal to such effect dated as of the Closing Date.

9.2.3     No Material Adverse Effect.  Since the date of this Agreement there shall not have occurred any event or circumstance that has had a Material Adverse Effect on Beacon Federal.

9.2.4     Tax Opinion.  BHLB shall have received an opinion of Luse Gorman Pomerenk & Schick, P.C., counsel to BHLB, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC.  In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of BHLB, Beacon Federal and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

9.3          Conditions to the Obligations of Beacon Federal under this Agreement.

The obligations of Beacon Federal under this Agreement shall be further subject to the satisfaction of the following conditions at or prior to the Closing Date, unless waived by Beacon Federal:

9.3.1     Representations and Warranties.  Each of the representations and warranties of BHLB set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though all such representations and warranties had been made as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, which only need be true and correct as of such earlier date), in any case subject to the standard set forth in Section 5.1; and BHLB shall have delivered to Beacon Federal a certificate to such effect signed by the Chief Executive Officer and Chief Financial Officer of BHLB as of the Closing Date.

9.3.2     Agreements and Covenants.  BHLB and Berkshire Bank shall have performed in all material respects all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by each of them at or prior to the Effective Time, and Beacon Federal shall have received a certificate signed on behalf of BHLB by the Chief Executive Officer and Chief Financial Officer of BHLB to such effect dated as of the Closing Date.

9.3.3     No Material Adverse Effect.  Since the date of this Agreement there shall not have occurred any event or circumstance that has had a Material Adverse Effect on BHLB.

9.3.4     Tax Opinion.  Beacon Federal shall have received an opinion of Kilpatrick Townsend & Stockton LLP, special counsel to Beacon Federal, dated the Closing Date, to the effect that the Merger constitutes a reorganization under Section 368(a) of the IRC.  In rendering its opinion, such counsel may require and rely upon customary representations contained in certificates of officers of BHLB, Beacon Federal and their respective Subsidiaries, reasonably satisfactory in form and substance to such counsel.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1        Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval of the Merger by the shareholders of Beacon Federal (except as otherwise indicated below):

10.1.1   By the mutual written agreement of BHLB and Beacon Federal;

10.1.2   By either party (provided, that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach by its nature cannot be cured prior to the Closing Date or shall not have been cured within thirty (30) days after written notice of such breach by the terminating party to the other party, conditioned upon the breaching party promptly commencing to cure the breach and thereafter continuing to cure the breach; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1.2 unless the breach of representation or warranty, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.1 (in the case of a breach of a representation or warranty by Beacon Federal) or Section 9.3.1 (in the case of a breach of a representation or warranty by BHLB);

10.1.3   By either party (provided, that the terminating party is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a failure to perform or comply with any of the covenants or agreements set forth in this Agreement on the part of the other party or its Subsidiaries, which failure by its nature cannot be cured prior to the Closing Date or shall not have been cured within thirty (30) days after written notice of such failure by the terminating party to the other party, conditioned upon the breaching party promptly commencing to cure the breach and thereafter continuing to cure; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 10.1.3 unless the breach of covenant or agreement, together with all other such breaches, would entitle the terminating party not to consummate the transactions contemplated hereby under Section 9.2.2 (in the case of a breach of covenant by Beacon Federal) or Section 9.3.2 (in the case of a breach of covenant by BHLB);

10.1.4   By either party, if the Closing shall not have occurred by the Termination Date, or such later date as shall have been agreed to in writing by BHLB and Beacon Federal; provided, that no party may terminate this Agreement pursuant to this Section 10.1.4 if the failure of the Closing to have occurred on or before said date was due to such party’s material breach of any representation, warranty, covenant or other agreement contained in this Agreement;

10.1.5   By either party, if the shareholders of Beacon Federal shall have voted at the Beacon Federal Shareholders Meeting on the transactions contemplated by this Agreement and such vote shall not have been sufficient to approve and adopt such transactions.

10.1.6   By either party if (i) final action has been taken by a Bank Regulator whose approval is required in order to satisfy the conditions to the parties’ obligations to consummate the transactions contemplated hereby as set forth in Article IX, which final action (x) has become unappealable and (y) does not approve this Agreement or the transactions contemplated hereby, (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable;

10.1.7   By BHLB if Beacon Federal has received a Superior Proposal and Beacon Federal has entered into an acquisition agreement with respect to the Superior Proposal or the Board of Directors of Beacon Federal has withdrawn its recommendation of this Agreement, has failed to make such recommendation, or has modified or qualified its recommendation in a manner adverse to BHLB.

10.1.8   By Beacon Federal if Beacon Federal has received a Superior Proposal and the Board of Directors of Beacon Federal has made a determination to accept such Superior Proposal; provided that Beacon Federal shall not terminate this Agreement pursuant to this Section 10.1.8 and enter into a definitive agreement with respect to the Superior Proposal until the expiration of five (5) Business Days following BHLB’s receipt of written notice advising BHLB that Beacon Federal has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing) identifying the Person making the Superior Proposal and stating whether Beacon Federal intends to enter into a definitive agreement with respect to the Superior Proposal (a “Notice of Superior Proposal”).  After providing such Notice of Superior Proposal, Beacon Federal shall provide a reasonable opportunity to BHLB during the five (5)-day period to make such adjustments in the terms and conditions of this Agreement as would enable Beacon

Federal to proceed with the Merger on such adjusted terms.  Any material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and Beacon Federal shall be required to comply again with the requirements of this Section 10.1.8; provided, however, that references to the five (5) Business Day period above shall be deemed to be references to a two (2) Business Day period.

10.1.9   By Beacon Federal, at any time during the five-day period commencing on the Determination Date, if and only if both of the following conditions are satisfied:

(1)           The BHLB Market Value on the Determination Date is less than $17.82; and

(2)           the number obtained by dividing the BHLB Market Value on the Determination Date by the Initial BHLB Market Value shall be less than the number obtained by dividing (x) the Final Index Price by (y) the Initial Index Price and subtracting 0.20;

subject, however, to the following three sentences.

If Beacon Federal elects to exercise its termination right pursuant to this Section 10.1.9, it shall give written notice to BHLB not later than the end of the third Business Day next following the Determination Date. During the five Business Day period commencing with its receipt of such notice, BHLB may, at its option, increase the Exchange Ratio to a number equal to the lesser of (x) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is equal to the product of the Exchange Ratio (as then in effect) and the Index Ratio, and the denominator of which is equal to the BHLB Ratio, or (y) a quotient (rounded to the nearest one-ten-thousandth), the numerator of which is the product of the Exchange Ratio (as then in effect), the Initial BHLB Market Value and 0.80, and the denominator of which is the BHLB Market Value. If BHLB makes an election contemplated by the preceding sentence within such five Business Day period, it shall give prompt written notice to Beacon Federal of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1.9 and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to “Exchange Ratio” shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1.9.

If the outstanding shares of BHLB Common Stock or any company belonging to the Index shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of the Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted.

For purposes of this Section 10.1.9, the following terms shall have the meanings indicated below:

“BHLB Ratio” shall mean the number obtained by dividing the Average Determination Price by the Initial BHLB Market Value.

“Determination Date” means the later of (i) first date on which all Requisite Regulatory Approvals (and waivers, if applicable) necessary for consummation of the Merger and the Bank Merger have been received (disregarding any waiting period) or (ii) the date on which the shareholders of Beacon Federal approve this Agreement.

“Index” means the following companies and the weights attributed to them as follows:

Name	Ticker	Index Weighting (%)

Provident Financial Services, Inc.	PFS	12.85
NBT Bancorp, Inc.	NBTB	10.07
Oritani Financial Corp.	ORIT	9.45
Brookline Bancorp, Inc.	BRKL	9.34
Independent Bank Corp.	INDB	8.66
S&T Bancorp, Inc.	STBA	7.52
TrustCo Bank Corp, NY	TRST	7.39
Dime Community Bancshares, Inc.	DCOM	7.02
Tompkins Financial Corporation	TMP	6.69
Flushing Financial Corporation	FFIC	6.00
Washington Trust Bancorp, Inc.	WASH	5.74
Hudson Valley Holding Corp.	HVB	4.85
Provident New York Bancorp	PBNY	4.43

“Index Ratio” means the Final Index Price divided by the Initial Index Price.

“Initial BHLB Market Value” means $22.28.

“Initial Index Price” means the weighted average (weighted according to the factors listed above) the per share closing sales price of the common stock of each company comprising the Index on the last trading day immediately preceding the date of the first public announcement of the entry into this Agreement.

“Final Index Price” means the weighted average (weighted according to the factors listed above) of the Final Prices of each company comprising the Index.

“Final Price” with respect to any company belonging to the Index, means the average of the daily closing sales prices of a share of common stock of such company (and if there is no closing sales price on any such day, then the mean between the closing bid and the closing asked prices on that day), as reported on the consolidated transaction reporting system for the market or exchange on which such common stock is principally traded, for the ten consecutive trading days immediately preceding the Determination Date.

“BHLB Market Value” means, as of any specified date, the average of the daily closing sales prices of a share of BHLB Common Stock as reported on the NASDAQ for the twenty consecutive trading days immediately preceding such specified date.

If any company belonging to the Index declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 10.1.9.  If a company belonging to the Index ceases to be publicly traded or announces an agreement for an acquisition of such company, or that such company is considering such transaction, between the date of this Agreement and the Determination Date, such company shall be removed from the Index and the relative weighting of the companies remaining in the Index shall be appropriately adjusted.

10.2        Effect of Termination.

10.2.1   In the event of termination of this Agreement pursuant to any provision of Section 10.1, this Agreement shall forthwith become void and have no further force, except that (i) the provisions of Sections 10.2, 11.1, 11.2, 11.4, 11.5, 11.6, 11.8, 11.9, 11.10, 11.11, and any other section which, by its terms, relates to post-termination rights or obligations, shall survive such termination of this Agreement and remain in full force and effect.

10.2.2   If this Agreement is terminated, expenses and damages of the parties hereto shall be determined as follows:

(A)          Except as provided below, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

(B)          In the event of a termination of this Agreement because of a breach of any representation, warranty, covenant or agreement contained in this Agreement, the breaching party shall remain liable for any and all damages, costs and expenses, sustained or incurred by the non-breaching party as a result thereof or in connection therewith or with respect to the enforcement of its rights hereunder.

(C)          As a condition of BHLB’s willingness, and in order to induce BHLB to enter into this Agreement, and to reimburse BHLB for incurring the costs and expenses related to entering into this Agreement and consummating the transactions contemplated by this Agreement, Beacon Federal hereby agrees to pay BHLB, and BHLB shall be entitled to payment of, $5.28 million (the “Termination Fee”) by wire transfer of same day funds on the earlier of (x) the date of termination or, if such date is not a Business Day, on the next following Business Day or (y) within three (3) Business Days after written demand for payment is made by BHLB, as applicable, following the occurrence of any of the events set forth below:

(i)            Beacon Federal terminates this Agreement pursuant to Section 10.1.8 or BHLB terminates this Agreement pursuant to Section 10.1.7; or

(ii)           The entering into a definitive agreement by Beacon Federal relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving Beacon Federal within one (1) year after the occurrence of any of the following: (i) the termination of this Agreement by BHLB pursuant to Section 10.1.2 or 10.1.3 because of a breach by Beacon Federal or any Beacon Federal Subsidiary after the occurrence of a bona fide Acquisition Proposal has been publicly announced or otherwise made known to the senior management or board of directors of Beacon Federal; or (ii) the termination of this Agreement by BHLB or Beacon Federal pursuant to Section 10.1.5 because of the failure of the shareholders of Beacon Federal to approve this Agreement at the Beacon Federal Shareholders Meeting after the occurrence of an Acquisition Proposal has been publicly announced or otherwise made known to the shareholders of Beacon Federal.

(D)          Beacon Federal and BHLB acknowledge that the agreements contained in this Section 10.2.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement. The amounts payable by Beacon Federal and BHLB pursuant to this Section 10.2.2 constitute liquidated damages and not a penalty and shall be the sole and exclusive monetary remedy of such party in the event of termination of this Agreement on the bases specified in such section.

10.3        Amendment, Extension and Waiver.

Subject to applicable law, at any time prior to the Effective Time (whether before or after approval thereof by the shareholders of Beacon Federal), the parties hereto by action of their respective Boards of Directors, may (a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of any other party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of Beacon Federal, there may not be, without further approval of such shareholders, any amendment of this Agreement which decreases the amount or value, or changes the form of, the Merger Consideration to be delivered to Beacon Federal’s shareholders pursuant to this Agreement.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.  Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Any termination of this Agreement pursuant to this Article X may only be effected upon a vote of a majority of the entire Board of Directors of the terminating party.

ARTICLE XI

MISCELLANEOUS

11.1        Confidentiality.

Except as specifically set forth herein, BHLB and Beacon Federal mutually agree to be bound by the terms of the Confidentiality Agreements, which are hereby incorporated herein by reference, and all information furnished by either party to the other party or its representatives pursuant hereto (including pursuant to Sections 6.2 and 6.3) shall be subject to, and the parties shall hold such information in confidence in accordance with, the provisions of the Confidentiality Agreements.  The parties hereto agree that the Confidentiality Agreements shall continue in accordance with their terms, notwithstanding the termination of this Agreement.

11.2        Public Announcements.

Beacon Federal and BHLB shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither Beacon Federal nor BHLB shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release or other public announcement or communication has been mutually agreed upon by the parties hereto provided, however, that nothing in this Section 11.2 shall be deemed to prohibit any party from making any disclosure which it deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

11.3        Survival.

All representations, warranties and covenants in this Agreement or in any instrument delivered pursuant hereto shall expire and be terminated and extinguished at the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

11.4        Notices.

All notices or other communications hereunder shall be in writing and shall be deemed given if delivered by (i) receipted hand delivery, (ii) facsimile with confirmation of transmission, (iii) mailed by prepaid registered or certified mail (return receipt requested), or (iv) by recognized overnight courier addressed as follows:

If to Beacon Federal, to:	Ross J. Prossner
President and Chief Executive Officer
Beacon Federal Bancorp, Inc.
6611 Manlius Center
East Syracuse, New York 13057

With required copies to:	Paul M. Aguggia, Esq.
Aaron M. Kaslow, Esq.
Kilpatrick Townsend & Stockton LLP
607 14th Street, NW, Suite 900
Washington, DC 20005

If to BHLB, to:	Michael P. Daly
President and Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 02101

With required copies to:	Wm. Gordon Prescott, Esq.
Vice President and General Counsel
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 02101

Lawrence Spaccasi, Esq.
Marc Levy, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, NW
Suite 400
Washington, DC 20015

or such other address as shall be furnished in writing by any party.

11.5        Parties in Interest.

This Agreement and the Voting Agreements shall be binding upon and shall inure to the benefit of the parties hereto or thereto and their respective successors and assigns; provided, however, that neither this Agreement and the Voting Agreements nor any of the rights, interests or obligations hereunder or thereunder shall be assigned by any party hereto without the prior written consent of the other party.  Except for Section 7.6.7, 7.6.8, 7.6.9 and 7.7 hereof nothing in this Agreement is intended to confer upon any Person or entity other than the parties hereto any rights or remedies under or by reason of this Agreement.

11.6        Complete Agreement.

This Agreement, including the Exhibits and Disclosure Schedules hereto and the documents and other writings referred to herein or therein or delivered pursuant hereto, and the Confidentiality Agreements, contains the entire agreement and understanding of the parties with respect to its subject matter.  There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties other than those expressly set forth herein or therein.  This Agreement supersedes all prior agreements and understandings (other than the Confidentiality Agreements) between the parties, both written and oral, with respect to its subject matter.

11.7        Counterparts.

This Agreement may be executed in one or more counterparts all of which shall be considered one and the same agreement and each of which shall be deemed an original.  A facsimile copy of a signature page shall be deemed to be an original signature page.

11.8        Severability.

In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

11.9        Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

11.10      Interpretation.

When a reference is made in this Agreement to Articles, Sections or Exhibits, such reference shall be to an Article or Section of or Exhibit to this Agreement unless otherwise indicated.  The recitals hereto constitute an integral part of this Agreement. References to sections include subsections, which are part of the related Section (e.g., a section numbered “Section 5.5.1” would be part of “Section 5.5” and references to “Section 5.5” would also refer to material contained in the subsection described as “Section 5.5.1”).  The table of contents, index and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble to this Agreement.  The parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

11.11      Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, without the posting of bond or other security, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.  Each party agrees that it will not seek and will agree to waive any requirement for the securing or posting of a bond in connection with the other party’s seeking or obtaining such relief.

11.12      Waiver of Trial by Jury.

The parties hereto hereby knowingly, voluntarily and intentionally waive the right any may have to a trial by jury in respect to any litigation based hereon, or rising out of, under, or in connection with this Agreement and any agreement contemplated to be executed in connection herewith, or any course of conduct, course of dealing, statements (whether verbal or written) or actions of either party in connection with such agreements.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal by their duly authorized officers as of the date first set forth above.

BERKSHIRE HILLS BANCORP, INC.

/s/ Michael P. Daly
Name:	Michael P. Daly
Title:	President and Chief Executive Officer

BEACON FEDERAL BANCORP, INC.

/s/ Ross J. Prossner
Name:	Ross J. Prossner
Title:	President and Chief Executive Officer

ANNEX B

May 31, 2012

The Board of Directors

Beacon Federal Bancorp, Inc.

6611 Manlius Center Road

East Syracuse, NY 13057

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of Beacon Federal Bancorp, Inc. (“BFED”) of the Merger Consideration, as defined below, in the proposed merger (the “Merger”) of BFED with and into Berkshire Hills Bancorp, Inc. (“BHLB”), pursuant to the Agreement and Plan of Merger, dated as of May 31, 2012 between BFED and BHLB (the “Agreement”).  Pursuant to the terms of the Agreement, each outstanding share of BFED common stock (“BFED Common Stock”), par value $0.01 per share, not owned by BFED or BHLB or by any of their respective wholly-owned subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be cancelled and retired and converted into the right to receive either cash in the amount of $20.50 or 0.9200 shares of BHLB Common Stock, par value $0.01 per share, (the “Merger Consideration”), as more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc, has acted as financial advisor to BFED.  As part of our investment banking business, we are continually engaged in the valuation of bank, thrift, bank holding company and thrift holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes.  As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, BFED and BHLB, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of BFED and BHLB for our own account and for the accounts of our customers.  To the extent we have any such positions as of the date of this opinion it has been disclosed to BFED.  We have in the past, and may in the future, provide investment banking and financial advisory services to BHLB and receive compensation for such services.  We have acted exclusively for the Board of Directors of BFED in rendering this fairness opinion and will receive a fee from BFED for our services.  A portion of our fee is contingent upon the successful completion of the Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of BFED and BHLB and the Merger,

including among other things, the following:  (i) the Agreement; (ii) the annual report to stockholders and Annual Report on Form 10-K for the year ended December 31, 2011 of BFED and the annual report to stockholders and Annual Report on Form 10-K for the year ended December 31, 2011 of BHLB; (iii) the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 of BFED, the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 of BHLB and certain other communications from BFED and BHLB to their respective stockholders; and (iv) other financial information concerning the businesses and operations of BFED and BHLB furnished to us by BFED and BHLB for purposes of our analysis.  We have also held discussions with senior management of BFED and BHLB regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry.  In addition, we have compared certain financial and stock market information for BFED and BHLB with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification or accuracy.  We have relied upon the management of BFED and BHLB as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements.  We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for BFED and BHLB are adequate to cover such losses.  In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of BFED or BHLB, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following:  (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement with no additional payments or adjustments to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications of the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

B-2

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following:  (i) the historical and current financial position and results of operations of BFED and BHLB; (ii) the assets and liabilities of BFED and BHLB; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies.  We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally.  Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof.  Our opinion does not address the underlying business decision of BFED to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to BFED.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the BFED Common Stock of the Merger Consideration in the Merger.  We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of BFED’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of BFED in connection with the transaction.

In addition, this opinion does not in any manner address the prices at which the BHLB common stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of BFED should vote at the stockholders meeting to be held in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of BFED Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

B-3